AvalonBay
COMMUNITIES, INC.

ANNUAL REPORT 2006



Building VALUE

Industry Leading Performance

Industry Leading Performance

AvalonBay
COMMUNITIES, INC.

AvalonBay Communities, Inc. is an equity Real Estate Investment Trust primarily engaged in developing, redeveloping, acquiring, and managing quality apartment communities in high barrier-to-entry markets within the United States. Our markets are located in the Northeast, Mid-Atlantic, Midwest, Pacific Northwest, and Northern and Southern California regions. At year-end 2006, our Total Market Capitalization was $12.7 billion. Over the last ten years, our Total Shareholder Return averaged 19.6% per year, and the growth rate of our dividend averaged 7.4% per year during the same time period. *Our time-tested strategy is to more deeply penetrate our chosen markets with a broad range of products and services and an intense focus on our customer.*

AvalonBay Communities common shares are traded on the New York Stock Exchange under the ticker symbol AVB and were recently included in the S&P 500 Index. More information about AvalonBay may be found on our website at www.avalonbay.com.

COVER: AVALON AT MISSION BAY, SAN FRANCISCO, CA;
PAGE 1, IN MIDDLE: AVALON BOWERY PLACE, NEW YORK, NY
AT BOTTOM: AVALON DEL REY, LOS ANGELES, CA

FINANCIAL HIGHLIGHTS

TOTAL SHAREHOLDER RETURN[1]



Compound Annual Growth Rate
60%
45%
30%
15%
0%
49.7%
41.5%
19.6%
16.1%
1-Year
10-Year

○ AVB ● Multifamily Sector Avg.

Source: SNL Financial

NAV PER SHARE GROWTH[2]



Compound Annual Growth Rate
30%
20%
10%
0%
26.4%
20.8%
20.9%
12.3%
1-Year
10-Year

○ AVB ● Multifamily Sector Avg

Source: Green Street Advisors, SNL Finan

FFO PER SHARE GROWTH[3]



Compound Annual Growth Rate
20%
15%
10%
5%
0%
16.2%
5.4%
7.1%
3.4%
1-Year
10-Year

○ AVB ● Multifamily Sector Avg

Source: SNL Financial

See page 14 for notes and page 63 for defined



for our shareholders and our customers

Building VALUE





Building VALUE

TO OUR SHAREHOLDERS

In our annual report to you last year, we embraced the theme that AvalonBay was *Positioned for Growth,* a theme that acknowledged our position in the real estate cycle and focused on key elements of our business that had strong prospects for growth. This theme resonated with our management team, investors and associates.



SUPERIOR RETURNS[1]
3-Year Total Shareholder Return
203%
108%
28%
200%
150%
100%
50%
0%
'04
'05
'06
AVB
RMS
S&P 500 Index

Source: SNL Financial

As the year unfolded, it became clear that our outlook and optimism were justified. Our results exceeded early expectations and we achieved another year of outperformance, delivering Total Shareholder Return of 50%. Our same store portfolio delivered Net Operating Income (NOI) growth of 9%, which drove Funds From Operations (FFO) per share growth of nearly 17%. Development underway and in planning grew to $4.9 billion. We acquired new communities through our investment management fund and expanded our redevelopment activity. Our Board raised the dividend 10% in 2006 and we've announced another increase of 9% for 2007—reflecting our expectation that strong results will continue. On multiple fronts, we delivered growth in 2006.





These achievements continue our trend of long-term outperformance over the past decade. Total Shareholder Return over the past 3, 5 and 10 year periods was 45%,

AT LEFT FROM TOP: AVALON SHREWSBURY, SHREWSBURY, MA; AVALON AT GLENDALE, GLENDALE, CA



Avalon
AT MISSION BAY

SAN FRANCISCO, CA

EXPERIENCE IN OUR CHOSEN MARKETS CREATES VALUE





"Like most of our markets, San Francisco is a tough place to build. Our determination, diligence and patience helped make Mission Bay I a success. It also gave us valuable experience during the planning for Mission Bay II, helping us complete the seond phase 60 days ahead of schedule and under budget."

Steve Wilson
SVP Development
Northern California







28% and 20%, respectively. Perhaps the strongest measure of outperformance is our ability to increase the dividend over time and to pay dividends from recurring cash flow. Over the past 10 years, the compound annual growth rate in our dividend —which has always been covered by recurring cash flow—was 7%, more than twice the multifamily REIT sector average.

AvalonBay's many years of strong performance and growth were recently recognized through our entry into the S&P 500 Index of America's leading companies. This acknowledgement combined with our long term outperformance affirms our established strategy of creating value through development, acquisition and management of quality communities in supply-constrained markets.

In this letter, we look back on 2006 and then look forward, focusing on our theme for 2007: *"Building Value"*.

LOOKING BACK

Last year's theme, *"Positioned for Growth"* reflected our belief that the economy, capital markets, apartment fundamentals, our existing communities as well as our development platform all had strong prospects for growth. It's worth looking back at last year's performance in each of these areas.

The Economy & Capital Markets

U.S. GDP growth was 3.3% during 2006, generating sustained job growth—a key driver of housing demand. Monthly job growth averaged 200,000 nationwide, providing higher levels of renter demand compared to new rental completions.

Strong economic growth was supported by abundant liquidity, and we enjoyed the benefits of this liquidity by accessing the capital markets on favorable terms. We repaid $150 million of unsecured debt at an average rate of 6.8% and issued $500 million of unsecured debt at an average rate of 5.7%. In conjunction with our inclusion in the S&P 500 Index, we issued $594 million of common stock in early

AT LEFT, TOP: AVALON CAMARILLO, CAMARILLO, CA; BOTTOM: AVALON MILFORD, MILFORD, CT

2007, allowing us to meet both short and long term financing needs on cost effective terms. Strong liquidity supported our investment platform, helping us achieve and exceed our initial growth targets for 2006 while positioning us with liquidity for 2007 and beyond.

Real Estate Markets and Apartment Fundamentals

These favorable economic and liquidity dynamics contributed to strengthening apartment fundamentals, helping to drive continued strong capital flows to the sector. Housing economics in our markets encouraged renting over home ownership. The combination of low home affordability and continued job growth produced robust rental revenue, NOI and valuation growth for our industry and for AvalonBay.

Low Cap Rates and robust NOI growth drove valuations to new highs, continuing the sharp upward trend we've seen over the past several years. For AvalonBay, NOI growth, low Cap Rates and new development deliveries combined to drive growth in Net Asset Value (NAV) per share of 26% between 2005 and 2006 as estimated by Green Street Advisors. Historically wide spreads between new development yields and Cap Rates continued, which we expect will benefit us greatly as we bring our $4.9 billion of communities under construction and in planning to the market.

Strong apartment fundamentals supported rising valuations as the supply constraints that characterize our markets moved further in our favor. High land values, escalating construction costs and condominium conversion activity from 2005 all combined to support renter demand. Demand-supply fundamentals supported strong revenue growth and absorption of newly delivered apartments during the year. While we expect some converted rental units will revert back into the rental market over time, the stage is set for continued growth and absorption in 2007.

HOMEOWNERSHIP COSTS REMAIN HIGH[4]


Annual After-Tax Mortgage Payment as a Multiple of Annual Rent
1.7x
1.6x
1.5x
1.4x
1.3x
1.2x
1.1x
1.0x
.9x
1.6
Mean = 1.2
'88
'90
'92
'94
'96
'98
'00
'02
'04
'06

Source: Green Street Advisors
Data is for U.S.

The market for apartment transactions remained deep in 2006 and will again be an important part of our capital recycling and asset management programs in 2007.

Income buyers filled the void left by reduced condominium conversion activity, as we completed $280 million in asset sales at Cap Rates that averaged 4.6%, an attractive source of capital recycled into our expanding development program. We anticipate no let-up during 2007 in the depth and breadth of income buyers seeking quality assets in our high barrier markets.

For investors participating in our private equity fund, we are creating value through redevelopment, repositioning and market cycle timing activity. Acquisitions through the fund platform totaled $223 million, increasing the overall investments made to date to $452 million, and we expect to have our first fund completely invested during 2007.

Our High Quality, Diverse Portfolio

Our portfolio is comprised of 167 garden, mid-rise and high-rise communities in urban and suburban locations serving markets characterized by significant constraints to new supply. Improving market conditions and strong execution in portfolio management led to high occupancies during 2006, enabling us to raise rents and deliver revenue growth of nearly 7%. Revenue gains and modest expense increases resulted in NOI growth of 9%, our highest growth in six years. We took care of the numbers, but we took care of our residents as well, conducting numerous focus groups and responding to resident feedback. Customer satisfaction scores have remained high over the past five years.

Increasing NOI, low Cap Rates, and higher replacement costs all underscore the value of our operating portfolio of quality apartment communities. An important part of our success is linked to our ability to operate and optimize the performance of this collection of well located assets. By all measures, our portfolio management was strong in 2006.

GROWING DEVELOPMENT PIPELINE[3,4]


Total Capital Cost ($Millions)
$5000
$4000
$3000
$2000
$1000
$0
$1.6B
$1.7B
$2.3B
$2.5B
$2.7B
$2.8B
$3.6B
$4.0B
$4.9B
$1.1B
$.5B
$1.2B
$.5B
$1.6B
$.7B
$1.7B
$.8B
$2.0B
$.7B
$2.1B
$.7B
$3.0B
$.6B
$3.0B
$1.0B
$3.6B
$1.3B
'98
'99
'00
'01
'02
'03
'04
'05
'06
Development In Planning
Under Construction

Our Development Platform

The spread between Development Yields and Cap Rates offered a compelling value creation opportunity, and we responded by expanding our development activity underway from $1.0 billion at the end of 2005 to $1.3 billion at the end of 2006. We delivered 1,368 apartment homes with a Total Capital Cost of $375 million


AvalonBay

Avalon
CONSTRUCTION



IN-HOUSE CONSTRUCTION IS A COMPETITIVE ADVANTAGE







"Despite significant cost pressures over the past four years, we have delivered over $1 billion of new construction at costs below original budgets. We attribute much of this strong performance to our integrated construction and development platform, which includes in-house estimating, design and procurement functions. Working as a team, these in-house capabilities allow us to achieve better control over quality, cost and schedule."

Rick Morris
SVP Construction
National







and invested $685 million into new development during the year. By year-end, we had $4.9 billion of new communities either under construction or in planning, the largest in the multifamily sector and in the company's history.

We were positioned for and delivered growth in 2006 and we anticipate more to come in 2007. Our theme for this year, *Building Value*, underscores our ability to create value through multiple growth platforms and our expectation of sustaining earnings and valuation growth into 2007.

LOOKING FORWARD

As we look forward into 2007, our planning anticipates significant internal and external growth. Externally, real estate-specific indicators combined with expectations for moderating but continued economic growth support our plan for expanded investment activity in 2007. These real estate indicators include:

- Strong capital markets liquidity
- Favorable investment yields compared to development costs
- Positive demand/ supply characteristics and continued low home affordability
- Improving demographic trends for rental housing

GROWING RENTER POPULATION



U.S. Population Aged 20-34 (000s)
66,000
64,000
62,000
60,000
58,000
56,000
54,000
'95
'00
'05
'10
'15

Source: National Multi Housing Council

Building Value requires the right strategy, markets, people and execution. With this overall view of the economic and real estate market factors influencing our business, let's focus on the various growth platforms we have in place for 2007 that support *Building Value*.

AT LEFT, TOP: AVALON PINES, CORAM, NY; BOTTOM: AVALON DANBURY, DANBURY, CT

Building Value: Attractive Investments in Attractive Markets

The total cost of development under construction and in planning today totals $4.9 billion. This is the largest development pipeline in the sector. Our development activity is increasingly focused on transit-oriented locations offering exceptional convenience and cost effective access to key employment centers.

With Initial Development Yields averaging approximately 7% and market Cap Rates between 4%–5%, the implied initial profit margin on our new investment activity would exceed 50%. These investment levels are impressive,but our largest investment is in our existing portfolio of operating apartments. With 2007 operating fundamentals expected to be solid but more moderate compared to 2006, we anticipate NOI growth of 5.5% to 7.5% in 2007. Combined with a low and stable Cap Rate environment, this NOI growth translates into a meaningful increase in the value of our existing portfolio of apartment homes.

CREATING VALUE THROUGH DEVELOPMENT[1]



8%
6%
4%
2%
0%
4.6%
6.8%
Disposition Cap Rate
Initial Stabilized Dev. Yield

Building Value: An Expanding Investment Management Platform

We launched our first private equity fund in 2005. The fund, through selective acquisition, redevelopment, and improved management provides an additional vehicle for *Building Value*. We anticipate the fund will create and preserve value for investors, while providing a recurring source of asset management income over its term. This fund expands our commitment to have direct relationships with private equity sources in the US and overseas.

Building Value: An Experienced, Integrated and Committed Organization

As a public company and through our predecessors, we have successfully created value in our markets for over 20 years. Today, we have over 1,700 associates in an integrated organization with multiple platforms dedicated to *Building Value* by being focused on development, construction, operations, acquisitions, redevelopment and investment management. These platforms are led by a group of AvalonBay officers with an average of 21 years of real estate-related experience and 17 years of experience

Avalon
AT BEDFORD CENTER

BEDFORD, MA



BUILDING GOODWILL IN OUR MARKETS IS KEY TO OUR SUCCESS



“We build communities in locations where approval from local jurisdictions is hard to get. For Bedford Center, designing an apartment community that would blend with its historic surroundings was critical to win the town's support. While more complicated and time consuming, being a good neighbor helps make a new development community successful.”

Scott Dale
VP Development
Boston

with AvalonBay and its predecessors. Our professionals work out of ten regional offices to ensure excellent execution at the local level.

Our local development expertise is an important competitive advantage and source of differentiation in an increasingly crowded investment environment. We are creating value today with our existing pipeline and expect to create value tomorrow by sourcing new opportunities that can only be done with "feet on the ground." While difficult to measure, our proven ability to refill the development pipeline with new product is an important part of our franchise value. It's also a key element of the enduring value proposition we work to build for investors and which has produced outsized risk-adjusted returns over the years.

Local execution is important to our success, but centralized, integrated support and established processes help optimize value creation while mitigating risk. Having a centralized design, procurement, estimating and purchasing infrastructure to support local development and redevelopment activity is more important than ever as we extend and expand our development platform.





Building Value: A Balance Sheet that Supports our Investment Platform

A growth story without capital to grow is not much of a story. Our ability to match attractive investment opportunities with cost effective capital has been a strength of our company over the years. Our balance sheet supports our value creation engine by consistently providing the flexibility to match the most attractive source of capital with our investment activity. Important balance sheet metrics which highlight our ability to support our development platform include:

- Ability to service debt obligations: Fixed Charge Coverage ratio of 3.9
- Flexibility: 80% of our NOI derived from unencumbered assets
- Low debt: 22% leverage as measured by debt to Total Market Capitalization
- Modest interest rate risk: Floating rate debt makes up just 3% of our capital structure

CONSERVATIVE CAPITAL STRUCTURE(1)


Total Fixed-Rate Debt 19%
Total Variable-Rate Debt 3%
Equity 78%

AT RIGHT, TOP AND BOTTOM: AVALON AT CHESTNUT HILL, CHESTNUT HILL, MA







- Dividend growth supported by earnings growth: Over the last 10 years our dividend has more than doubled while we maintained a low payout ratio.

SECTOR-LEADING DIVIDEND GROWTH[1]


Common Dividend Per Share Growth
120%
80%
40%
0%
105%
38%
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07(E)
AVB
Multifamily Sector Avg.

Source: Company Reports, SNL Financial

With the largest development pipeline in our history, continuous access to cost effective capital has never been more important. We will continue to protect and enhance our access to capital and maintain a balance sheet that ensures optimal financial flexibility.

IN CLOSING

At the beginning of 2006, we believed conditions in the economy, capital markets, apartment fundamentals and our own portfolio were positioned for growth. Driven by our time-tested strategy of *more deeply penetrating our chosen markets with a broad range of products and services and with an intense focus on the customer*, we produced our strongest NOI growth in over five years. Our strategy has served us well, helping AvalonBay outperform the sector average in earnings per share, FFO per share, NAV per share growth, dividend per share growth and total shareholder return over the last 10 years. Our recent entry into the S&P 500 Index is a testament to our growth, and a new and stable base of investors provides an important platform to build value.

The multiple growth platforms we have created—new development, redevelopment, operations, asset and investment management, are well matched with today's economic and capital markets environment. We have a durable business model with enduring value. We have assembled attractive investment opportunities in the nation's best apartment markets. We have the balance sheet and financial

AT LEFT, TOP: AVALON AT DECOVERLY II, ROCKVILLE, MD; BOTTOM: AVALON ORANGE, ORANGE, CT flexibility to invest in new development and value added acquisitions. We have a committed organization with a business model that over time has provided outsized risk adjusted returns to investors. Lastly, we have a seasoned management team with experience operating through multiple real estate cycles. We are delivering growth and optimizing results—***Building Value* for investors.**

As always, we thank our shareholders for their continued support, our associates for their outstanding results and our residents for making an AvalonBay community their home.

BRYCE BLAIR
CHAIRMAN & CHIEF EXECUTIVE OFFICER

SUSTAINED OUTPERFORMANCE[1,2,3]


10-Year Compound Annual Growth Rate
25%
20%
15%
10%
5%
0%
7.1%
3.4%
20.9%
12.3%
19.6%
16.1%
FFO
NAV
Total Shareholder Return

● AVB ○ Multifamily Sector Avg.

Source: SNL Financial, Green Street Advisors


AvalonBay
Building
VALUE

Management team, left to right:
Tom Sargeant, Chief Financial Officer
Tim Naughton, President
Bryce Blair, Chairman & CEO
Charlene Rothkopf, Executive Vice President, Human Resources
Leo Horey, Executive Vice President, Operations

NOTES

1. Total Shareholder Return—The change in value over the period stated with all dividends reinvested. Total Shareholder Return is sometimes presented as the compound annual growth rate. The Total Shareholder Return for each year within the timeframe presented may vary.

2. NAV per Share Growth—The compound annual growth rate of estimated NAV per Share as estimated by Green Street Advisors, Inc. during the periods indicated. NAV per Share Growth for each year within the timeframe presented may vary.

3. FFO per Share Growth—The compound annual growth rate of FFO per Share as reported during the period stated. FFO per Share Growth for each year within the timeframe presented may vary.

4. Annual After-Tax Mortgage Payment as a Multiple of Annual Rent—Data provided by Green Street Associates. Average annual mortgage payments were calculated based on a 10% down, 30-year mortgage with mortgage rates from "Freddie Mac's 30-year Fixed-Rate Mortgages Since 1971." 2006 interest rate is 6.34% as of 2/1/07. Assumes a market-specific tax rate. Annual Rent is from REIS and represents the simple average effective rent (market rent less concessions) for the top 75 U.S. apartment markets (based on rental inventory).

5. Development Pipeline—The projected Total Capital Cost for Development in Planning plus the projected Total Capital Cost of communities under construction. Amounts represent the Development Pipeline at December 31 of each year presented.

6. Development in Planning (Development Rights)—Development opportunities in the early phase of the development process for which: (i) we have an option to acquire land or enter into a leasehold interest; (ii) we are the buyer under a long-term conditional contract to purchase land; or (iii) we own land to develop a new community. The dollar amount for Development in Planning represents the projected Total Capital Cost if these opportunities were developed as anticipated.

7. Disposition Cap Rate in the chart represents property sold in 2006 and is defined as the Initial Year Market Capitalization Rate. Initial Stabilized Development Yield is the weighted average Projected NOI as a % of Total Capital Cost. The weighted average calculation is based on the Company's pro rata share of the Total Capital Cost for each community. See p.63 for Definitions and Reconciliations of Non-GAAP Financial Measures and Other Terms.

8. Percentages for Equity and Fixed and Variable Rate Debt represent the dollar amounts for each as a percentage of the Company's Total Market Capitalization at December 31, 2006. Total Market Capitalization represents the aggregate of the market value of the Company's common stock, the market value of the Company's operating partnership units outstanding (based on the market value of the Company's common stock), the liquidation preference of the Company's preferred stock and the outstanding principal balance of the Company's debt.

9. Common Dividend per Share Growth—The increase in common dividends per share distributed during the period stated. The common dividend per share for 2007 reflects the annualized first quarter 2007 dividend per share for all companies that have declared a first quarter 2007 dividend and reflects the annualized fourth quarter 2006 dividend for all others.

NON-GAAP FINANCIAL MEASURES AND OTHER TERMS

The following non-GAAP financial measures and other terms, as used in this Annual Report, including the Letter to Shareholders, are defined and further explained herein on pages 63-67 in the section titled "Definitions and Reconciliations of Non-GAAP Financial Measures and Other Terms" and in the notes above:

- Net Asset Value (NAV)
- Fixed Charge Coverage (Interest Coverage)
- Funds from Operations (FFO)
- Initial Year Market Capitalization Rate (Cap Rate)
- Leverage
- Multifamily Sector Average
- Net Operating Income (NOI)
- Projected NOI
- Same Store (Established) Communities
- Total Capital Cost
- Stabilized/Restabilized Operations
- Total Shareholder Return Graph

FORWARD-LOOKING STATEMENTS

This Annual Report, including the Letter to Shareholders, contains "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Please see our discussion titled "Forward-Looking Statements" on page 32 of this report for a discussion regarding risks associated with these statements.

SELECTED FINANCIAL DATA

The following table provides historical consolidated financial, operating and other data for AvalonBay Communities, Inc. You should read the table with our Consolidated Financial Statements and the Notes included in this report.

(Dollars in thousands, except per share information)	12-31-06	12-31-05	12-31-04	12-31-03	12-31-02
		For the year ended			
Revenue:					
Rental and other income	$ 731,041	$ 666,376	$ 613,240	$ 556,582	$ 531,595
Management, development and other fees	6,259	4,304	604	931	2,145
Total revenue	737,300	670,680	613,844	557,513	533,740
Expenses:					
Operating expenses, excluding property taxes	210,895	191,558	181,351	164,253	147,965
Property taxes	68,257	65,487	59,458	53,257	47,580
Interest expense, net	111,046	127,099	131,103	130,178	114,282
Depreciation expense	162,896	158,822	151,991	138,725	121,995
General and administrative expense	24,767	25,761	18,074	14,830	13,449
Impairment loss	—	—	—	—	6,800
Total expenses	577,861	568,727	541,977	501,243	452,071
Equity in income of unconsolidated entities	7,455	7,198	1,100	25,535	55
Venture partner interest in profit-sharing	—	—	(1,178)	(1,688)	(857)
Minority interest in consolidated partnerships	(573)	(1,481)	(150)	(950)	(865)
Gain on sale of land	13,519	4,479	1,138	1,234	—
Income from continuing operations before cumulative effect of change in accounting principle	179,840	112,149	72,777	80,401	80,002
Discontinued operations:					
Income from discontinued operations	1,148	14,942	21,134	31,368	44,723
Gain on sale of communities	97,411	195,287	121,287	159,756	48,893
Total discontinued operations	98,559	210,229	142,421	191,124	93,616
Income before cumulative effect of change in accounting principle	278,399	322,378	215,198	271,525	173,618
Cumulative effect of change in accounting principle	—	—	4,547	—	—
Net income	278,399	322,378	219,745	271,525	173,618
Dividends attributable to preferred stock	(8,700)	(8,700)	(8,700)	(10,744)	(17,896)
Net income available to common stockholders	$ 269,699	$ 313,678	$ 211,045	$ 260,781	$ 155,722
Per Common Share and Share Information:					
Earnings per common share—basic					
Income from continuing operations (net of dividends attributable to preferred stock)	$ 2.31	$ 1.42	$ 0.96	$ 1.01	$ 0.90
Discontinued operations	$ 1.33	$ 2.88	$ 1.99	$ 2.79	$ 1.36
Net income available to common stockholders	$ 3.64	$ 4.30	$ 2.95	$ 3.80	$ 2.26
Weighted average common shares outstanding—basic	74,125,795	72,952,492	71,564,202	68,559,657	68,772,139
Earnings per common share—diluted					
Income from continuing operations (net of dividends attributable to preferred stock)	$ 2.27	$ 1.40	$ 0.96	$ 1.00	$ 0.89
Discontinued operations	$ 1.30	$ 2.81	$ 1.96	$ 2.73	$ 1.34
Net income available to common stockholders	$ 3.57	$ 4.21	$ 2.92	$ 3.73	$ 2.23
Weighted average common shares outstanding—diluted	75,586,898	74,759,318	73,354,956	70,203,467	70,674,211
Cash dividends declared	$ 3.12	$ 2.84	$ 2.80	$ 2.80	$ 2.80

(Dollars in thousands, except per share information)	12-31-06	12-31-05	12-31-04	12-31-03	12-31-02
	For the year ended				
Other Information:					
Net income	$ 278,399	$ 322,378	$ 219,745	$ 271,525	$ 173,618
Depreciation—continuing operations	162,896	158,822	151,991	138,725	121,995
Depreciation—discontinued operations	—	3,241	10,676	14,380	22,482
Interest expense, net—continuing operations	111,046	127,099	131,103	130,178	114,282
Interest expense, net—discontinued operations	—	—	525	2,399	3,122
EBITDA[1]	$ 552,341	$ 611,540	$ 514,040	$ 557,207	$ 435,499
Funds from Operations[2]	$ 330,819	$ 281,773	$ 246,247	$ 230,566	$ 251,410
Number of Current Communities[3]	150	143	138	131	137
Number of apartment homes	43,141	41,412	40,142	38,504	40,179
Balance Sheet Information:					
Real estate, before accumulated depreciation	$6,578,615	$5,903,168	$5,697,144	$5,431,757	$5,369,453
Total assets	$5,813,186	$5,165,060	$5,081,249	$4,909,582	$4,950,835
Notes payable and unsecured credit facilities	$2,825,586	$2,334,017	$2,451,354	$2,337,817	$2,471,163
Cash Flow Information:					
Net cash flows provided by operating activities	$ 351,943	$ 306,248	$ 275,617	$ 239,677	$ 307,810
Net cash flows provided by (used in) investing activities	$ (511,371)	$ (19,761)	$ (251,683)	$ 33,935	$ (435,796)
Net cash flows provided by (used in) financing activities	$ 162,280	$ (282,293)	$ (29,471)	$ (279,465)	$ 68,008

Notes to Selected Financial Data

(1) EBITDA is defined as net income before interest income and expense, income taxes, depreciation and amortization from both continuing and discontinued operations. Under this definition, EBITDA includes gains on sale of assets and gain on sale of partnership interests. Management generally considers EBITDA to be an appropriate supplemental measure to net income of our operating performance because it helps investors to understand our ability to incur and service debt and to make capital expenditures. EBITDA should not be considered as an alternative to net income (as determined in accordance with generally accepted accounting principles, or "GAAP"), as an indicator of our operating performance, or to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. Our calculation of EBITDA may not be comparable to EBITDA as calculated by other companies.

(2) We generally consider Funds from Operations, or "FFO," as defined below, to be an appropriate supplemental measure of our operating and financial performance because, by excluding gains or losses related to dispositions of previously depreciated property and excluding real estate depreciation, which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates, FFO can help one compare the operating performance of a real estate company between periods or as compared to different companies. We believe that in order to understand our operating results, FFO should be examined with net income as presented in the Consolidated Statements of Operations and Other Comprehensive Income included elsewhere in this report.

Consistent with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts® ("NAREIT"), we calculate FFO as net income or loss computed in accordance with GAAP, adjusted for:

- gains or losses on sales of previously depreciated operating communities;
- extraordinary gains or losses (as defined by GAAP);
- cumulative effect of change in accounting principle;
- depreciation of real estate assets; and
- adjustments for unconsolidated partnerships and joint ventures.

FFO does not represent net income in accordance with GAAP, and therefore it should not be considered an alternative to net income, which remains the primary measure, as an indication of our performance. In addition, FFO as calculated by other REITs may not be comparable to our calculation of FFO.

FFO also does not represent cash generated from operating activities in accordance with GAAP, and therefore should not be considered an alternative to net cash flows from operating activities, as determined by GAAP, as a measure of liquidity. Additionally, it is not necessarily indicative of cash available to fund cash needs. A presentation of GAAP based cash flow metrics is provided in "Cash Flow Information" in the table above.

The following is a reconciliation of net income to FFO:

(Dollars in thousands, except per share data)	12-31-06	12-31-05	12-31-04	12-31-03	12-31-02
	For the year ended				
Net income	$278,399	$322,378	$219,745	$271,525	$173,618
Dividends attributable to preferred stock	(8,700)	(8,700)	(8,700)	(10,744)	(17,896)
Depreciation—real estate assets, including discontinued operations and joint venture adjustments	164,749	162,019	157,988	128,278	142,980
Minority interest expense, including discontinued operations	391	1,363	3,048	1,263	1,601
Gain on sale of unconsolidated entities holding previously depreciated real estate assets	(6,609)	—	—	—	—
Cumulative effect of change in accounting principle	—	—	(4,547)	—	—
Gain on sale of previously depreciated real estate assets	(97,411)	(195,287)	(121,287)	(159,756)	(48,893)
Funds from Operations attributable to common stockholders	$330,819	$281,773	$246,247	$230,566	$251,410
Weighted average common shares outstanding—diluted	75,586,898	74,759,318	73,354,956	70,203,467	70,674,211
FFO per common share—diluted	$ 4.38	$ 3.77	$ 3.36	$ 3.28	$ 3.55

(3) Current Communities consist of all communities other than those which are still under construction and have not received a certificate of occupancy.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to facilitate an understanding of our business and results of operations. This report, including the following MD&A, contains forward-looking statements regarding future events or trends as described more fully under "Forward-Looking Statements" on page 32 of this report. Actual results or developments could differ materially from those projected in such statements. The discussion and analysis of our financial condition and results of operations following should be read in conjunction with our Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements included elsewhere in this report.

Overview

Business Description We are primarily engaged in developing, acquiring, owning and operating apartment communities in high barrier-to-entry markets of the United States. We seek to create long-term shareholder value by accessing capital on cost effective terms; deploying that capital to develop, redevelop and acquire apartment communities in high barrier-to-entry markets; operating apartment communities; and selling communities when they no longer meet our long-term investment strategy or when pricing is attractive.

We believe that apartment communities present an attractive long-term investment opportunity compared to other real estate investments because a broad potential resident base should help reduce demand volatility over a real estate cycle. We intend to continue to pursue real estate investments in markets where constraints to new supply exist, and where new rental household formations are expected to out-pace multifamily permit activity over the course of the real estate cycle. Barriers-to-entry in our markets generally include a difficult and lengthy entitlement process with local jurisdictions and dense urban or suburban areas where zoned and entitled land is in limited supply.

We regularly evaluate the allocation of our investments by the amount of invested capital and by product type within our individual markets, which are located in the Northeast, Mid-Atlantic, Midwest, Pacific Northwest, and Northern and Southern California regions of the United States. Our strategy is to more deeply penetrate these markets with a broad range of products and services and an intense focus on our customer. A substantial majority of our communities are upscale, which generally command among the highest rents in their markets. However, we also pursue the ownership and operation of apartment communities that target a variety of customer segments and price points, consistent with our goal of offering a broad range of products and services.

We believe that, over an entire real estate cycle, lower housing affordability and the limited new supply of apartment homes in our markets will result in a higher propensity to rent and larger revenue and cash flow increases relative to other markets. However, throughout the real estate cycle, apartment market fundamentals, and therefore operating cash flows, are affected by overall economic conditions. A number of our markets experienced economic contraction due to job losses in 2002 and 2003, resulting in a prolonged period of weak apartment market fundamentals (i.e., the ratio of demand, including from new renter household formations, to supply) as reflected in declining rental revenue and demand. However, 2004 was a year of transition with apartment fundamentals further improving in 2005 and 2006. The economic upturn, as evidenced by job growth and declining unemployment claims, and modest increases in net supply, are contributing to the current strong apartment market fundamentals.

Financial Highlights and Outlook Strong apartment fundamentals in 2006 were evidenced by the year-over-year rental revenue growth of 6.8% achieved within our Established Community portfolio (as defined later in this report) during the year ended December 31, 2006, comprised of an increase in rental rates of 6.3% and an increase in occupancy of 0.5%. This revenue growth combined with constrained expense growth contributed to our Established Community portfolio achieving year-over-year growth in net operating income ("NOI") of 9.1% in 2006. For the fourth quarter of 2006, our Established Communities experienced an increase in rental revenue of 7.4% and a corresponding increase in NOI of 10.9% over the prior year period, our strongest operating performance since 2001.

We expect the positive revenue and net operating income growth of Established Communities to continue in 2007 but at a more moderate pace. Modest net new supply, low home affordability and continued but moderating job growth should support favorable apartment fundamentals. We expect modest increases in net rental supply in our markets in 2007 that will remain below the national average. The single-family housing market continues to moderate, such that the increase in home prices is flat or down and for-sale inventory has increased. However, the current gap between the cost to rent and the cost to own continues to make rental apartments an economically attractive housing alternative in our markets. These recent trends increase the likelihood that potential home buyers will extend the period they rent a home. Finally, we expect that job growth will continue in our markets, however, at a more modest rate in 2007. Accordingly, we expect apartment market fundamentals to remain strong in our markets such that apartment rental demand will outpace new supply. Our current financial outlook provides for rental revenue growth of 5.0% to 6.5% in our Established Community portfolio in 2007, and projected NOI growth of 5.5% to 7.5%.

In positioning for future growth, we have increased our development activity and our investments in Development Rights, as discussed below. We currently have in excess of $1,300,000,000 under construction (measured by total projected capitalized cost of the communities at completion, including the portions in which joint venture partners hold an equity or economic interest). For 2007, we expect additional new development activity to be in the range of $1,000,000,000 to $1,300,000,000. In addition, we continue to secure new Development Rights, including the acquisition of land for future development. We currently have Development Rights for construction of new apartment communities that, based on total projected capitalized cost if developed as expected, total approximately $3,600,000,000.

We continue to look for opportunities to acquire existing communities through our investment in and management of a discretionary investment fund (the "Fund"), in which the Company holds an interest of approximately 15%. During its investment period (which will end on or before March 16, 2008), the Fund will be our principal vehicle for acquiring apartment communities, subject to certain exceptions. The Fund acquired five communities for an aggregate purchase price of $223,670,000 during 2006 and has approximately $115,000,000 under contract for acquisition in early 2007. As of January 31, 2007, the total amount invested by the Fund is $514,000,000. We expect the Fund to continue to focus on acquisition opportunities where value can be created, generally through redevelopment, repositioning and market cycle timing opportunities.

Real estate capital flows remain strong, with income investors seeking to acquire existing apartment communities. As a result, opportunities to realize value upon disposition have continued to be available. In 2006, we sold four communities (one through a joint venture) for an aggregate sales price of $261,850,000 resulting in a gain in accordance with GAAP of $104,020,000. We expect asset sales of approximately $150,000,000 to $200,000,000 in 2007.

For new development, the slowing for-sale market has resulted in increased investment opportunities. We are being selective in pursuing these opportunities, given continued high land prices and construction costs. In addition, we are seeing greater availability of experienced subcontractors and development and construction professionals as a result of slowing construction in both the condominium and single-family housing markets. These positives are somewhat offset by higher construction and development costs.

Communities Overview Our real estate investments consist primarily of current operating apartment communities, communities in various stages of development ("Development Communities") and Development Rights (i.e., land or options to purchase land held for development). Our current operating communities are further distinguished as Established Communities, Other Stabilized Communities, Lease-Up Communities and Redevelopment Communities. Established Communities are generally operating communities that are consolidated for financial reporting purposes and were owned and had stabilized occupancy and operating expenses as of the beginning of the prior year, which allows the performance of these communities and the markets in which they are located to be compared and monitored between years. Other Stabilized Communities are generally all other operating communities that have stabilized occupancy and operating expenses during the current year, but had not achieved stabilization as of the beginning of the prior year. Lease-Up Communities consist of communities where construction is complete but stabilization has not been achieved. Redevelopment Communities consist of communities where substantial redevelopment is in progress or is planned to begin during the current year. A more detailed description of our reportable segments and other related operating information can be found in Note 9, "Segment Reporting," of our Consolidated Financial Statements.

Although each of these categories is important to our business, we generally evaluate overall operating, industry and market trends based on the operating results of Established Communities, for which a detailed discussion can be found in "Results of Operations" as part of our discussion of overall operating results. We evaluate our current and future cash needs and future operating potential based on acquisition, disposition, development, redevelopment and financing activities within Other Stabilized, Redevelopment and Development Communities, and discussions related to these segments of our business can be found in "Liquidity and Capital Resources."

The net operating income of our current operating communities, as defined later in this report, is one of the financial measures that we use to evaluate community performance. Net operating income is affected by the demand and supply dynamics within our markets, our rental rates and occupancy levels, and our ability to control operating costs. Our overall financial performance is also impacted by the general availability and cost of capital and the performance of newly developed and acquired apartment communities.

As of December 31, 2006, we owned or held a direct or indirect ownership interest in 167 apartment communities containing 48,294 apartment homes in ten states and the District of Columbia, of which 17 communities were under construction and six communities were under reconstruction. In addition, we owned a direct or indirect ownership interest in Development Rights to develop an additional 54 communities that, if developed in the manner expected, will contain an estimated 14,185 apartment homes.

Critical Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to use judgment in the application of accounting policies, including making estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, or different estimates or assumptions had been made, it is possible that different accounting policies would have been applied, resulting in different financial results or a different presentation of our financial statements. Below is a discussion of a number of accounting policies that we consider critical to an understanding of our financial condition and operating results that may require complex judgment in their application or require estimates about matters which are inherently uncertain. A discussion of our significant accounting policies, including further discussion of the accounting policies described below, can be found in Note 1, "Organization and Significant Accounting Policies" of our Consolidated Financial Statements.

Cost Capitalization We capitalize costs during the development of assets (including interest and related loan fees, property taxes and other direct and indirect costs) beginning when development efforts commence until the asset, or a portion of the asset, is delivered and is ready for its intended use, which is generally indicated by the issuance of a certificate of occupancy. We capitalize costs during redevelopment of apartment homes (including interest and related loan fees, property taxes and other direct and indirect costs) beginning when an apartment home is taken out-of-service for redevelopment until the apartment home redevelopment is completed and the apartment home is available for a new resident. Rental income and operating expenses incurred during the initial lease-up or post-redevelopment lease-up period are fully recognized as they accrue.

We capitalize pre-development costs incurred in pursuit of Development Rights for which we currently believe future development is probable. These costs include legal fees, design fees and related overhead costs. Future development of these Development Rights is dependent upon various factors, including zoning and regulatory approval, rental market conditions, construction costs and availability of capital. Pre-development costs incurred in the pursuit of Development Rights for which future development is not yet considered probable are expensed as incurred. In addition, if the status of a Development Right changes, making future development no longer probable, any capitalized pre-development costs are written-off with a charge to expense.

We generally capitalize only non-recurring expenditures. We capitalize improvements and upgrades only if the item: (i) exceeds $15,000; (ii) extends the useful life of the asset; and (iii) is not related to making an apartment home ready for the next resident. Under this policy, a significant portion of our capitalized costs are non-recurring, as recurring make-ready costs are expensed as incurred. Recurring make-ready costs include: (i) carpet and appliance replacements; (ii) floor coverings; (iii) interior painting; and (iv) other redecorating costs. Because we expense recurring make-ready costs, such as carpet replacements, our expense levels and volatility are greatest in the third quarter of each year as this is when we experience our greatest amount of turnover. We capitalize purchases of personal property, such as computers and furniture, only if the item is a new addition and the item exceeds $2,500. We generally expense replacements of personal property.

In 2006, 2005 and 2004, the amounts capitalized (excluding land costs) related to acquisitions, development and redevelopment were $677,587,000, $425,170,000 and $347,091,000, respectively. For Established and Other Stabilized Communities, we recorded non-revenue generating capital expenditures of $18,000,000 or $497 per apartment home in 2006, $16,753,000 or $471 per apartment home in 2005 and $12,347,000 or $354 per apartment home in 2004. In addition, revenue generating, or expense saving capital expenditures, such as water sub metering equipment and cable installations, were $153,000, $817,000 and $637,000 in 2006, 2005 and 2004, respectively. The average maintenance costs charged to expense per apartment home, including carpet and appliance replacements, related to these communities was $1,638 in 2006, $1,546 in 2005 and $1,348 in 2004. Historically, we have experienced a gradual increase in capitalized costs and expensed maintenance costs per apartment home as the average age of our communities has increased. We expect to return to the trend of gradual increases in maintenance costs in future years.

Asset Impairment Evaluation We assess the impairment of our investments and long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. For both our consolidated and unconsolidated entities, factors that could trigger an assessment for impairment include, but are not limited to: i) underperformance of the asset relative to historical or expected future operating results, ii) significant change in legal and economic factors, iii) incurrence of costs significantly in excess of amounts originally forecasted for construction or acquisition of an asset, or iv) an expectation that a long-lived asset will be disposed of at an amount below the current carrying value. We evaluate the key factors necessary in the assessment of asset impairment on a quarterly basis. In 2006, 2005 and 2004, we did not recognize any impairment in value associated with our investments or long-lived assets. We cannot predict the occurrence of future events that may cause an impairment assessment to be performed.

REIT Status We are a Maryland corporation that has elected to be treated, for federal income tax purposes, as a REIT. We elected to be taxed as a REIT under the Internal Revenue Code of 1986 ("the Code"), as amended, for the year ended December 31, 1994 and have not revoked such election. A corporate REIT is a legal entity which holds real estate interests and must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its adjusted taxable income to stockholders. As a REIT, we generally will not be subject to corporate level federal income tax on taxable income if we distribute 100% of taxable income over time periods allowed under the Code to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income taxes at regular corporate rates (subject to any applicable alternative minimum tax) and may not be able to elect to qualify as a REIT for four subsequent taxable years.

Results of Operations

Our year-over-year operating performance is primarily affected by changes in net operating income of our current operating apartment communities due to market conditions; net operating income derived from acquisitions and development completions; the loss of net operating income related to disposed communities; and capital market, disposition and financing activity. A comparison of our operating results for the years 2006, 2005 and 2004 follows:

			Change				Change	
(Dollars in thousands)	2006	2005	$	%	2005	2004	$	%
Revenue:								
Rental and other income	$731,041	$666,376	$ 64,665	9.7%	$666,376	$613,240	$ 53,136	8.7%
Management, development and other fees	6,259	4,304	1,955	45.4%	4,304	604	3,700	612.6%
Total revenue	737,300	670,680	66,620	9.9%	670,680	613,844	56,836	9.3%
Expenses:								
Direct property operating expenses, excluding property taxes	169,685	155,481	14,204	9.1%	155,481	148,705	6,776	4.6%
Property taxes	68,257	65,487	2,770	4.2%	65,487	59,458	6,029	10.1%
Total community operating expenses	237,942	220,968	16,974	7.7%	220,968	208,163	12,805	6.2%
Corporate-level property management and other indirect operating expenses	34,177	31,243	2,934	9.4%	31,243	27,956	3,287	11.8%
Investments and investment management	7,033	4,834	2,199	45.5%	4,834	4,690	144	3.1%
Interest expense, net	111,046	127,099	(16,053)	(12.6%)	127,099	131,103	(4,004)	(3.1%)
Depreciation expense	162,896	158,822	4,074	2.6%	158,822	151,991	6,831	4.5%
General and administrative expense	24,767	25,761	(994)	(3.9%)	25,761	18,074	7,687	42.5%
Total other expenses	339,919	347,759	(7,840)	(2.3%)	347,759	333,814	13,945	4.2%
Equity in income of unconsolidated entities	7,455	7,198	257	3.6%	7,198	1,100	6,098	n/a
Venture partner interest in profit-sharing	—	—	—	n/a	—	(1,178)	1,178	(100.0%)
Minority interest in consolidated partnerships	(573)	(1,481)	908	(61.3%)	(1,481)	(150)	(1,331)	n/a
Gain on sale of land	13,519	4,479	9,040	201.8%	4,479	1,138	3,341	293.6%
Income from continuing operations before cumulative effect of change in accounting principle	179,840	112,149	67,691	60.4%	112,149	72,777	39,372	54.1%
Discontinued operations:								
Income from discontinued operations	1,148	14,942	(13,794)	(92.3%)	14,942	21,134	(6,192)	(29.3%)
Gain on sale of communities	97,411	195,287	(97,876)	(50.1%)	195,287	121,287	74,000	61.0%
Total discontinued operations	98,559	210,229	(111,670)	(53.1%)	210,229	142,421	67,808	47.6%
Income before cumulative effect of change in accounting principle	278,399	322,378	(43,979)	(13.6%)	322,378	215,198	107,180	49.8%
Cumulative effect of change in accounting principle	—	—	—	n/a	—	4,547	(4,547)	n/a
Net income	278,399	322,378	(43,979)	(13.6%)	322,378	219,745	102,633	46.7%
Dividends attributable to preferred stock	(8,700)	(8,700)	—	—	(8,700)	(8,700)	—	—
Net income available to common stockholders	$269,699	$313,678	$(43,979)	(14.0%)	$313,678	$211,045	$102,633	48.6%

Net income available to common stockholders decreased $43,979,000 or 14.0%, to $269,699,000 in 2006. This decrease is primarily attributable to reduced asset sales and related gains in 2006, partially offset by growth in net operating income from Established Communities and contributions to net operating income from newly developed communities. Net income available to common stockholders increased $102,633,000, or 48.6%, to $313,678,000 in 2005. This increase is primarily attributable to higher gains on sales of assets in 2005, including the gain related to the sale of a technology investment, as well as increased net operating income from Established Communities and newly developed communities.

Net operating income ("NOI") is considered by management to be an important and appropriate supplemental performance measure to net income because it helps both investors and management to understand the core operations of a community or communities prior to the allocation of any corporate-level or financing-related costs. NOI reflects the operating performance of a community and allows for an easy comparison of the operating performance of individual assets or groups of assets. In addition, because prospective buyers of real estate have different financing and overhead structures, with varying marginal impacts to overhead by acquiring real estate, NOI is considered by many in the real estate industry to be a useful measure for determining the value of a real estate asset or group of assets. We define NOI as total property revenue less direct property operating expenses, including property taxes.

NOI does not represent cash generated from operating activities in accordance with GAAP. Therefore, NOI should not be considered an alternative to net income as an indication of our performance. NOI should also not be considered an alternative to net cash flow from operating activities, as determined by GAAP, as a measure of liquidity, nor is NOI necessarily indicative of cash available to fund cash needs. A calculation of NOI for the years ended December 31, 2006, 2005 and 2004, along with a reconciliation to net income for each year, is as follows:

	For the year ended		
(Dollars in thousands)	12-31-06	12-31-05	12-31-04
Net income	$278,399	$322,378	$219,745
Indirect operating expenses, net of corporate income	28,809	26,675	26,612
Investments and investment management	7,033	4,834	4,690
Interest expense, net	111,046	127,099	131,103
General and administrative expense	24,767	25,761	18,074
Equity in income of unconsolidated entities	(7,455)	(7,198)	(1,100)
Minority interest in consolidated partnerships	573	1,481	150
Venture partner interest in profit-sharing	—	—	1,178
Depreciation expense	162,896	158,822	151,991
Cumulative effect of change in accounting principle	—	—	(4,547)
Gain on sale of real estate assets	(110,930)	(199,766)	(122,425)
Income from discontinued operations	(1,148)	(14,942)	(21,134)
Net operating income	$493,990	$445,144	$404,337

The NOI increases in both 2006 and 2005 as compared to the prior years, consist of changes in the following categories:

(Dollars in thousands)	2006 Increase	2005 Increase
Established Communities	$32,216	$13,052
Other Stabilized Communities	5,497	3,786
Development and Redevelopment Communities	11,133	23,969
Total	$48,846	$40,807

The NOI increase in Established Communities in 2006 was largely due to the improved apartment market fundamentals. During 2006, we focused on rental rate growth, while maintaining occupancy of at least 95% in all regions. We will continue to seek increases in rental rates. However we anticipate that increases in rental rates and overall rental revenue growth may moderate in 2007, as we expect continued but moderating job growth (demand) and increased net supply as compared to recent periods. We expect revenue growth from our Established Communities of 5.0% to 6.5% in 2007 as compared to 2006. In addition, although we will continue to aggressively manage operating expenses, there is upward pressure on operating expenses from increasing utility, labor, insurance and property tax expenses. We expect operating expenses at our Established Communities to increase by 3.5% to 5.0% in 2007 as compared to 2006. Overall, we anticipate growth in NOI from our Established Communities of 5.5% to 7.5% in 2007 as compared to 2006.

The Company has given projected NOI growth in 2007 only for Established Communities and not on a company-wide basis. The Company believes that NOI growth of the Established Communities assists investors in understanding management's estimate of the likely contribution to operations from Established Communities. However, the Company has not provided a projection of NOI growth on a company-wide basis due to the difficulty in projecting the timing of new development starts, dispositions and acquisitions, as well as the complexities involved in projecting the allocation of corporate-level property management overhead, general and administrative costs and interest expense to communities not yet developed, disposed or acquired. NOI growth expected from Established Communities is not a projection of the Company's projected consolidated financial performance or projected cash flow.

Rental and other income increased in 2006 due to increased rental rates and occupancy for our Established Communities, coupled with additional rental income generated from newly developed communities. We expect the strong apartment fundamentals experienced in 2006 to continue in 2007, but at a more moderate pace.

Overall Portfolio — The weighted average number of occupied apartment homes increased to 37,716 apartment homes for 2006 as compared to 36,520 apartment homes for 2005 and 34,540 apartment homes for 2004. This change is primarily the result of an increase in the overall occupancy rate and increased homes available from newly developed and acquired communities, partially offset by communities sold in 2006 and 2005. The weighted average monthly revenue per occupied apartment home increased to $1,610 in 2006 as compared to $1,516 in 2005 and $1,477 in 2004.

Established Communities — Rental revenue increased $35,871,000, or 6.8%, in 2006 and increased $16,523,000, or 3.6%, in 2005. The increases in 2006 and 2005 are due to both increased rental rates and increased economic occupancy as compared to the prior years. For 2006, the weighted average monthly revenue per occupied apartment home increased 6.3% to $1,647 compared to $1,549 in 2005, primarily due to increased market rents and decreased concessions. The average economic occupancy increased from 96.0% in 2005 to 96.5% in 2006. Economic occupancy takes into account the fact that apartment homes of different sizes and locations within a community have different economic impacts on a community's gross revenue. Economic occupancy is defined as gross potential revenue less vacancy loss, as a percentage of gross potential revenue. Gross potential revenue is determined by valuing occupied homes at leased rates and vacant homes at market rents. We expect rental revenue from Established Communities to increase 5.0% to 6.5% in 2007 as compared to 2006.

We experienced increases in Established Communities' rental revenue in all six of our regions in 2006 as compared to 2005. The largest increases in rental revenue were in the Pacific Northwest, the Mid-Atlantic and Northern California, with increases of 10.1%, 8.9% and 8.4%, respectively, between years. The Northeast and Northern California regions comprise the majority of our Established Community revenue, and therefore are discussed in more detail below.

> Northern California, which represented approximately 27.4% of Established Community rental revenue during 2006, experienced an increase in rental revenue of 8.4% in 2006 as compared to 2005. Average rental rates increased by 7.9% to $1,561 in 2006, and economic occupancy increased 0.5% to 96.7% in 2006. Apartment fundamentals improved in Northern California in 2006, resulting in accelerated revenue growth in this region. We expect Northern California to see continued revenue growth in 2007.
>
> The Northeast region, which accounted for approximately 36.5% of Established Community rental revenue during 2006, experienced an increase in rental revenue of 4.5% in 2006 as compared to 2005. Average rental rates increased 4.4% to $2,032 in 2006 and economic occupancy increased 0.1% to 96.5% during 2006. We expect job growth in 2007 to increase slightly over the growth levels experienced in 2006 in the Northeast, and net supply to increase. However, we expect overall apartment fundamentals will remain favorable, resulting in moderate rental rate growth in the Northeast during 2007. The Company believes that Northern New Jersey will lead the region in revenue growth as a result of the strong apartment fundamentals in neighboring New York City. We expect Boston, Massachusetts will lag the region in revenue growth, as economic recovery is not occurring as quickly as in other areas of the region.

In accordance with GAAP, cash concessions are amortized as an offset to rental revenue over the approximate lease term, which is generally one year. As a supplemental measure, we also present rental revenue with concessions stated on a cash basis to help investors evaluate the impact of both current and historical concessions on GAAP based rental revenue and to more readily enable comparisons to revenue as reported by other companies. Rental revenue with concessions stated on a cash basis also allows investors to understand historical trends in cash concessions, as well as current rental market conditions.

The following table reconciles total rental revenue in conformity with GAAP to total rental revenue adjusted to state concessions on a cash basis for our Established Communities for the years ended December 31, 2006 and 2005. Information for the year ended December 31, 2004 is not presented, as Established Community classification is not comparable prior to January 1, 2005. See Note 9, "Segment Reporting," of our Consolidated Financial Statements.

	For the year ended	
(Dollars in thousands)	12-31-06	12-31-05
Rental revenue (GAAP basis)	$559,771	$523,900
Concessions amortized	11,082	20,010
Concessions granted	(5,796)	(17,399)
Rental revenue adjusted to state concessions on a cash basis	$565,057	$526,511
Year-over-year % change—GAAP revenue	6.8%	n/a
Year-over-year % change—cash concession based revenue	7.3%	n/a

Management, development and other fees increased in 2006 and 2005 due to increased asset management, property management and redevelopment fees earned from the Fund. The Fund was formed in March 2005, and continues to grow through purchases, acquiring five more communities in 2006. In addition, construction and development fees earned from unconsolidated entities in 2006 and 2005 contributed to increased fee income.

Direct property operating expenses, excluding property taxes increased in both 2006 and 2005, primarily due to the addition of recently developed and acquired apartment homes coupled with expense growth in our Established Communities.

For Established Communities, direct property operating expenses, excluding property taxes, increased $3,088,000, or 2.6%, to $120,487,000 in 2006 due primarily to increases in payroll, maintenance and utility costs, partially offset by decreases in marketing and office and administration expenses. During 2005, direct property operating expenses increased $965,000, or 0.9%, to $104,346,000 in 2005 due primarily to increases in utility, maintenance and payroll costs, partially offset by decreases in marketing and bad debt expenses. We expect operating expenses for Established Communities to increase by 3.5% to 5.0% in 2007 as compared to 2006, primarily as a result of continued higher utility and payroll costs, as well as increased insurance costs.

Property taxes increased in both 2006 and 2005 due to overall higher assessments and the addition of newly developed and redeveloped apartment homes, and are impacted by the size and timing of successful tax appeals in both years.

For Established Communities, property taxes increased by $721,000, or 1.4%, in 2006 and $2,527,000, or 5.7%, in 2005, due to overall higher assessments throughout all regions and are impacted by the size and timing of successful tax appeals in both years. We expect property taxes to continue to increase in 2007 as compared to 2006 to reflect increased valuations. However, property tax increases are mitigated for communities in California, where increases in property taxes are limited by law (Proposition 13). We evaluate property tax increases internally, as well as engage third-party consultants, and appeal increases when appropriate.

Corporate-level property management and other indirect operating expenses increased in both 2006 and 2005 due to increased compensation, as well as increased costs relating to corporate initiatives focused on increasing efficiency and enhancing controls at our operating communities.

Investments and investment management reflects the costs incurred related to investment acquisitions, investment management and abandoned pursuit costs, which include costs incurred on development pursuits not yet considered probable for development, as well as the abandonment or impairment of development pursuits, acquisition pursuits and disposition pursuits. Investments and investment management increased in 2006 as compared to 2005 due primarily to increased compensation costs and increased staffing related to management of the Fund redevelopment activity, coupled with an increase in abandoned pursuit costs. Abandoned pursuit costs were $2,115,000 in 2006, $816,000 in 2005 and $1,726,000 in 2004. Abandoned pursuit costs can be volatile, and the costs incurred in any given period may vary significantly in future years.

Interest expense, net decreased in 2006 as compared to 2005 due primarily to higher levels of capitalized interest in connection with our increased development activity, lower average outstanding balances on our unsecured credit facility and increased interest income. In addition, through a maturity and the subsequent issuance of unsecured notes, we reduced the effective annual interest rate on $150,000,000 of debt by approximately 1%. These decreases in interest expense are partially offset by higher interest rates on variable rate debt in 2006 and the timing of the repayment and re-issuance of unsecured debt in 2005. Interest income increased in

2006 due to higher invested cash balances as well as increases in the interest rate earned on cash deposits. In addition, interest income in 2006 includes interest earned on an escrow funded from a disposition in 2005 that was used in a tax-deferred exchange.

Depreciation expense increased in both 2006 and 2005 primarily due to the completion of development and redevelopment activities, coupled with the timing of depreciation expense for a community previously classified as held for sale.

General and administrative expense ("G&A") decreased in 2006 and increased in 2005 relative to the prior years primarily due to the incurrence in 2005 of the following: (i) separation costs of approximately $2,100,000 due to the departure of a senior executive; (ii) the accrual of costs related to various litigation matters of approximately $1,500,000; and (iii) increased board of director fees due to the acceleration of equity awards with the resignation of a director due to disability in 2005, partially offset by higher compensation costs in 2006. We expect expensed overhead costs, including G&A, corporate-level property management and investments and investment management, to increase approximately 6.0% to 7.5% in 2007 as compared to 2006 in support of the Company's continued growth.

Equity in income of unconsolidated entities in 2006 includes our share of gain on the sale of a joint venture community in the amount of $6,609,000, and the release of amounts previously withheld in escrow allowing recognition of the final installment of the gain from the sale of our investment in Rent.com to eBay in the amount of $433,000. Equity in income of unconsolidated entities in 2005 includes the initial gain recognized in the amount of $6,252,000 related to the sale of our investment in Rent.com to eBay.

Minority interest in consolidated partnerships decreased in 2006 as compared to 2005 due to the conversion of limited partnership units, thereby reducing outside ownership interests and the allocation of net income to outside ownership interests. However, minority interest increased in 2005 due to the consolidation of an entity under FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," as revised in December 2003. Effective January 1, 2004, we consolidated an entity from which we held a participating mortgage note in accordance with FIN 46. We did not hold an equity interest in this entity, and therefore 100% of the entity's net loss was recognized as minority interest in consolidated partnerships during the year ended December 31, 2004. In October 2004, we received payment in full of the outstanding mortgage note due from this entity. Upon repayment of the mortgage note, our economic interest in this entity ended, and therefore we discontinued consolidation as this entity was no longer considered a variable interest entity under FIN 46.

Gain on sale of land in 2006 represents the gain on sale of three land parcels located in Danvers, Massachusetts, Jersey City, New Jersey and Stamford, Connecticut. During 2005, we sold three land parcels, one located in Dublin, California, one in Madison, Washington, and one in Freehold, New Jersey.

Income from discontinued operations represents the net income generated by communities sold during the period from January 1, 2004 through December 31, 2006. See Note 7, "Real Estate Disposition Activities," of our Consolidated Financial Statements. The decreases in 2006 and 2005 are due to the sale of three consolidated communities in 2006, seven communities and one office building in 2005 and five communities in 2004, eliminating the income generated from these assets upon dispositions.

Gain on sale of real estate assets decreased in 2006 as compared to 2005 primarily due to the volume and size of dispositions, coupled with the carrying value of the communities sold. Gain on sale of real estate assets increased in 2005 and decreased in 2004 due to the volume and size of dispositions in each year. The amount of gain realized in any given reporting period depends on many factors, including the number of communities sold, the size and carrying value of those communities and the sales price, which are driven by local and national market conditions.

Cumulative effect of change in accounting principle in 2004 is a result of the implementation of FIN 46, discussed above, and represents the difference between the net assets consolidated under FIN 46 and the previously recorded net assets.

Funds from Operations Attributable to Common Stockholders ("FFO")

FFO is considered by management to be an appropriate supplemental measure of our operating and financial performance. In calculating FFO, we exclude gains or losses related to dispositions of previously depreciated property and exclude real estate depreciation. These amounts are generally excluded in the industry definition of FFO as amounts can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates. FFO can help one compare the operating performance of a real estate company between periods or as compared to different companies. We believe that in order to understand our operating results, FFO should be examined with net income as presented in our Consolidated Financial Statements. For a more detailed discussion and presentation of FFO, see "Selected Financial Data," included elsewhere in this report.

Liquidity and Capital Resources

Factors affecting our liquidity and capital resources are our cash flows from operations, financing activities and investing activities, as well as general economic and market conditions. Operating cash flow has historically been determined by: (i) the number of apartment homes currently owned, (ii) rental rates, (iii) occupancy levels and (iv) operating expenses with respect to apartment homes. The timing, source and amount of cash flows provided by financing activities and used in investing activities are sensitive to the capital markets environment, particularly to changes in interest rates. The timing and type of capital markets activity in which we engage, as well as our plans for development, redevelopment, acquisition and disposition activity, are affected by changes in the capital markets environment, such as changes in interest rates or the availability of cost-effective capital.

We regularly review our liquidity needs, the adequacy of cash flows from operations, and other expected liquidity sources to meet these needs. We believe our principal short-term liquidity needs are to fund:

- normal recurring operating expenses;
- debt service and maturity payments;
- preferred stock dividends and DownREIT partnership unit distributions;
- the minimum dividend payments on our common stock required to maintain our REIT qualification under the Internal Revenue Code of 1986;
- development and redevelopment activity in which we are currently engaged; and
- capital calls for the Fund, as required.

We anticipate that we can fully satisfy these needs from a combination of cash flow provided by operating activities, proceeds from asset dispositions and borrowing capacity under our variable rate unsecured credit facility, as well as other public or private sources of liquidity.

Cash and cash equivalents totaled $8,567,000 at December 31, 2006, an increase of $2,852,000 from $5,715,000 at December 31, 2005. The following discussion relates to changes in cash due to operating, investing and financing activities, which are presented in our Consolidated Statements of Cash Flows included elsewhere in this report.

Operating Activities — Net cash provided by operating activities increased to $351,943,000 in 2006 from $306,248,000 in 2005. The increase was driven primarily by the additional NOI from our Established Communities' operations, as well as NOI from recently developed communities, partially offset by the loss of NOI from the four communities sold in 2006, as discussed earlier in this report.

Investing Activities — Net cash used in investing activities of $511,371,000 in 2006 related to investments in assets through the development, redevelopment and acquisition of apartment communities, partially offset by proceeds from asset dispositions. During 2006, we invested $832,337,000 in the purchase and development of the following real estate and capital expenditures:

- We began the development of eight new communities. These eight communities, if developed as expected, will contain a total of 2,459 apartment homes, and the total capitalized cost, including land acquisition costs, is projected to be approximately $686,600,000. We completed the development of six communities containing a total of 1,368 apartment homes for a total capitalized cost, including land acquisition cost, of $375,200,000.
- We began the redevelopment of three consolidated communities, which contain an aggregate of 1,593 apartment homes and, if redeveloped as expected, will be completed for a total redevelopment capitalized cost of $25,800,000, excluding costs incurred prior to redevelopment. We completed the redevelopment of one consolidated community containing 336 apartment homes for a total capitalized cost of $6,000,000, excluding costs incurred prior to redevelopment.
- We acquired nine parcels of land in connection with Development Rights, for an aggregate purchase price of $91,574,000.
- We had capital expenditures relating to current communities' real estate assets of $21,289,000 and non-real estate capital expenditures of $957,000.

We disposed of four communities (one through a joint venture) for an aggregate sales price of $261,850,000 and a total gain in accordance with GAAP of $104,020,000. We also disposed of three parcels of land for an aggregate sales price of $19,635,000 and a total gain in accordance with GAAP of $13,519,000. In addition, we received proceeds in the amount of $20,482,000 from the sale of a 70% interest in our investments in Avalon Del Rey Apartments, LLC. For further discussions see Note 6, "Investments in Unconsolidated Entities," included in the Notes to Consolidated Financial Statements of this report.

Financing Activities — Net cash provided by financing activities totaled $162,280,000 in 2006. The net cash inflow is due primarily to the proceeds from $500,000,000 of unsecured notes, that we issued in September 2006, partially offset by the $150,000,000 of unsecured notes that was repaid upon maturity in July 2006. In addition, net cash provided by financing activities includes the issuance of common stock for option exercises and the issuance of secured mortgage loans, partially offset by dividends paid and repayment of borrowings under our unsecured credit facility. See Note 3, "Notes Payable, Unsecured Notes and Credit Facility," and Note 4, "Stockholders' Equity," of our Consolidated Financial Statements, for additional information.

Variable Rate Unsecured Credit Facility We entered into a $650,000,000 revolving variable rate unsecured credit facility with a syndicate of commercial banks. JPMorgan Chase Bank, Wachovia Bank, N.A. and Bank of America, N.A. led the syndication effort in varying capacities. Under the terms of the credit facility, we may elect to increase the facility up to $1,000,000,000, provided that one or more banks (from the syndicate or otherwise) voluntarily agree to provide the additional commitment. No member of the syndicate of banks can prohibit such an increase; such an increase in the facility will only be effective to the extent banks (from the syndicate or otherwise) choose to commit to lend additional funds. We pay participating banks, in the aggregate, an annual facility fee of approximately $813,000. The unsecured credit facility bears interest at varying levels based on the London Interbank Offered Rate ("LIBOR"), our credit rating and on a maturity schedule selected by us. The current stated pricing is LIBOR plus 0.40% per annum (5.72% on January 31, 2007). The spread over LIBOR can vary from LIBOR plus 0.325% to LIBOR plus 1.00% based on our credit rating. In addition, a competitive bid option is available for borrowings of up to $422,500,000. This option allows banks that are part of the lender consortium to bid to provide us loans at a rate that is lower than the stated pricing provided by the unsecured credit facility. The competitive bid option may result in lower pricing if market conditions allow. We had no outstanding balance under this competitive bid option at January 31, 2007. We are subject to certain customary covenants under the unsecured credit facility, including, but not limited to, maintaining certain maximum leverage ratios, a minimum fixed charges coverage ratio and minimum unencumbered assets and equity levels. The credit facility matures in November 2011, assuming our exercise of a one-year renewal option. At January 31, 2007, no amounts were outstanding on the credit facility, $38,088,000 was used to provide letters of credit and $611,912,000 was available for borrowing under the unsecured credit facility.

Future Financing and Capital Needs — Debt Maturities One of our principal long-term liquidity needs is the repayment of long-term debt at the time that such debt matures. For unsecured notes, we anticipate that no significant portion of the principal of these notes will be repaid prior to maturity. If we do not have funds on hand sufficient to repay our indebtedness as it becomes due, it will be necessary for us to refinance the debt. This refinancing may be accomplished by uncollateralized private or public debt offerings, additional debt financing that is collateralized by mortgages on individual communities or groups of communities, draws on our unsecured credit facility or by additional equity offerings. Although we believe we will have the capacity to meet our long-term liquidity needs, we cannot assure you that additional debt financing or debt or equity offerings will be available or, if available, that they will be on terms we consider satisfactory.

The following debt activity occurred during the year ended December 31, 2006:

- We repaid $150,000,000 in previously issued unsecured notes in July 2006, along with any unpaid interest, pursuant to their scheduled maturity. No prepayment penalty was incurred;
- We issued a total of $500,000,000 of unsecured notes in September 2006 under our existing shelf registration statement. The offering consisted of two separate tranches of $250,000,000 with an annual effective interest rate of 5.586% and 5.820%, maturing in 2012 and 2016, respectively;
- We issued $34,000,000 of variable rate mortgage debt for one community in April 2006, maturing in April 2011;
- We issued $93,800,000 of variable rate, tax-exempt debt for one community in December 2006, maturing in November 2037;
- We issued $48,500,000 of variable rate, tax-exempt debt for one community in December 2006, maturing in November 2039; and
- We issued $45,000,000 of variable rate, tax-exempt debt for one community in December 2006, maturing in July 2040.

In January 2007, the Company filed a shelf registration statement with the Securities and Exchange Commission, allowing us to sell an undetermined number or amount of certain debt and equity securities as defined in the prospectus. In addition, in January 2007, in conjunction with the inclusion of our common stock in the S&P 500 Index, we issued 4,600,000 shares of our common stock at $129.30 per share. Net proceeds of approximately $594,000,000 will be used for general corporate purposes.

The table below details debt maturities for the next five years, excluding our unsecured credit facility, for debt outstanding at December 31, 2006 (dollars in thousands).

Community	All-In interest rate[1]	Principal maturity date	Balance outstanding 12-31-05	Balance outstanding 12-31-06	Scheduled maturities 2007	2008	2009	2010	2011	Thereafter
Tax-exempt bonds										
Fixed rate										
CountryBrook	6.30%	Mar-2012	$ 16,586	$ 15,990	$ 634	$ 676	$ 719	$ 766	$ 816	$ 12,379
Avalon at Symphony Glen	4.90%	Jul-2024	9,780	9,780	—	—	—	—	—	9,780
Avalon View	7.55%	Aug-2024	16,465	15,980	515	555	595	635	680	13,000
Avalon at Lexington	6.55%	Feb-2025	12,834	12,467	367	415	441	469	498	10,277
Avalon at Nob Hill	5.80%	Jun-2025	18,494	18,116[2]	—	—	—	—	—	18,116
Avalon Campbell	6.48%	Jun-2025	33,614	32,776[2]	—	—	—	—	—	32,776
Avalon Pacifica	6.48%	Jun-2025	15,247	14,867[2]	—	—	—	—	—	14,867
Avalon Knoll	6.95%	Jun-2026	12,239	11,957	302	324	347	371	398	10,215
Avalon Landing	6.85%	Jun-2026	6,044	5,903	153	162	173	185	198	5,032
Avalon Fields	7.55%	May-2027	10,705	10,483	237	256	275	295	316	9,104
Avalon West	7.73%	Dec-2036	8,259	8,179	92	91	98	105	112	7,681
Avalon Oaks	7.45%	Jul-2041	17,324	17,205	129	137	147	157	168	16,467
Avalon Oaks West	7.48%	Apr-2043	17,145	17,036	117	125	133	142	152	16,367
			194,736	190,739	2,546	2,741	2,928	3,125	3,338	176,061
Variable rate[3]										
The Promenade	5.68%	Oct-2010	32,100	31,495	651	701	755	29,388	—	—
Waterford	4.27%	Jul-2014	33,100	33,100[4]	—	—	—	—	—	33,100
Avalon at Mountain View	4.27%	Feb-2017	18,300	18,300[4]	—	—	—	—	—	18,300
Avalon at Foxchase I	4.27%	Nov-2017	16,800	16,800[4]	—	—	—	—	—	16,800
Avalon at Foxchase II	4.27%	Nov-2017	9,600	9,600[4]	—	—	—	—	—	9,600
Avalon at Mission Viejo	4.82%	Jun-2025	7,635	7,635[4]	—	—	—	—	—	7,635
Avalon at Nob Hill	3.65%	Jun-2025	2,306	2,684[2]	—	—	—	—	—	2,684
Avalon Campbell	3.65%	Jun-2025	5,186	6,024[2]	—	—	—	—	—	6,024
Avalon Pacifica	3.65%	Jun-2025	2,353	2,733[2]	—	—	—	—	—	2,733
Bowery Place I	4.16%	Nov-2037	—	93,800[5]	—	521	576	636	703	91,364
Bowery Place II	4.23%	Nov-2039	—	48,500[5]	—	—	—	270	298	47,932
Avalon Acton	4.96%	Jul-2040	—	45,000[5]	—	—	—	—	—	45,000
Avalon at Fairway Hills I	4.91%	Jun-2026	11,500	11,500	—	—	—	—	—	11,500
			138,880	327,171	651	1,222	1,331	30,294	1,001	292,672
Conventional loans[6]										
Fixed rate										
$150 million unsecured notes	6.93%	Jul-2006	150,000	—	—	—	—	—	—	—
$150 million unsecured notes	5.18%	Aug-2007	150,000	150,000	150,000	—	—	—	—	—
$110 million unsecured notes	7.13%	Dec-2007	110,000	110,000	110,000	—	—	—	—	—
$50 million unsecured notes	6.63%	Jan-2008	50,000	50,000	—	50,000	—	—	—	—
$150 million unsecured notes	8.38%	Jul-2008	150,000	146,000	—	146,000	—	—	—	—
$150 million unsecured notes	7.63%	Aug-2009	150,000	150,000	—	—	150,000	—	—	—
$200 million unsecured notes	7.66%	Dec-2010	200,000	200,000	—	—	—	200,000	—	—
$300 million unsecured notes	6.79%	Sep-2011	300,000	300,000	—	—	—	—	300,000	—
$50 million unsecured notes	6.31%	Sep-2011	50,000	50,000	—	—	—	—	50,000	—
$250 million unsecured notes	6.26%	Nov-2012	250,000	250,000	—	—	—	—	—	250,000
$100 million unsecured notes	5.11%	Mar-2013	100,000	100,000	—	—	—	—	—	100,000
$150 million unsecured notes	5.52%	Apr-2014	150,000	150,000	—	—	—	—	—	150,000
$250 million unsecured notes	5.88%	Jan-2012	—	250,000	—	—	—	—	—	250,000
$250 million unsecured notes	5.72%	Sep-2016	—	250,000	—	—	—	—	—	250,000
Wheaton Development Right	6.99%	Oct-2008	4,589	4,513	81	4,432	—	—	—	—
Eisenhower Ave. Development Right	8.08%	Apr-2009	4,504	4,402	109	118	4,175	—	—	—
Twinbrook Development Right	7.25%	Oct-2011	8,379	8,200	193	207	222	239	7,339	—
Tysons West Development Right	5.55%	Jul-2028	6,681	6,535	156	162	173	183	193	5,668
Avalon Orchards	7.65%	Jul-2033	20,136	19,883	272	290	311	333	357	18,320
			1,854,289	2,199,533	260,811	201,209	154,881	200,755	357,889	1,023,988
Variable rate[3]										
Avalon Ledges	6.75%	May-2009	19,290	18,635[4]	811	688	17,136	—	—	—
Avalon at Flanders Hill	6.75%	May-2009	21,935	21,245[4]	926	784	19,535	—	—	—
Avalon at Newton Highlands	6.69%	Dec-2009	38,905	37,650[4]	1,546	1,397	34,707	—	—	—
Avalon at Crane Brook	6.66%	Mar-2011	—	33,535[4]	1,230	1,045	1,106	1,169	28,985	—
			80,130	111,065	4,513	3,914	72,484	1,169	28,985	—
Total indebtedness—excluding unsecured credit facility			$2,268,035	$2,828,508	$268,521	$209,086	$231,624	$235,343	$391,213	$1,492,721

(1) Includes credit enhancement fees, facility fees, trustees' fees and other fees.
(2) Financed by variable rate, tax-exempt debt, but the interest rate on a portion of this debt is effectively fixed at December 31, 2006 and December 31, 2005 through a swap agreement. The portion of the debt fixed through a swap agreement decreases (and therefore the variable portion of the debt increases) monthly as payments are made to a principal reserve fund.
(3) Variable rates are given as of December 31, 2006.
(4) Financed by variable rate debt, but interest rate is capped through an interest rate protection agreement.
(5) Represents full amount of the debt as of December 31, 2006. Actual amounts drawn on the debt as of December 31, 2006 are $79,849 for Bowery Place I and $0 for both Bowery Place II and Avalon Acton.
(6) Balances outstanding represent total amounts due at maturity, and are not net of $2,922 and $818 of debt discount as of December 31, 2006 and December 31, 2005, respectively, as reflected in unsecured notes on our Consolidated Balance Sheets included elsewhere in this report.

Future Financing and Capital Needs – Portfolio and Other Activity As of December 31, 2006, we had 17 new communities under construction, for which a total estimated cost of $639,458,000 remained to be invested. In addition, we had six communities which we own, or in which we have a direct or indirect interest, under reconstruction, for which a total estimated cost of $13,791,000 remained to be invested. Substantially all of the capital expenditures necessary to complete the communities currently under construction and reconstruction, as well as development costs related to pursuing Development Rights, will be funded from:

- cash currently on hand invested in highly liquid overnight money market funds and repurchase agreements;
- the remaining capacity under our current $650,000,000 unsecured credit facility;
- the net proceeds from sales of existing communities;
- retained operating cash;
- the issuance of debt or equity securities (including proceeds from the recent stock offering); and/or
- private equity funding.

Before planned reconstruction activity, including reconstruction activity related to communities acquired by the Fund as discussed below, or the construction of a Development Right begins, we intend to arrange adequate financing to complete these undertakings, although we cannot assure you that we will be able to obtain such financing. In the event that financing cannot be obtained, we may have to abandon Development Rights, write-off associated pre-development costs that were capitalized and/or forego reconstruction activity. In such instances, we will not realize the increased revenues and earnings that we expected from such Development Rights or reconstruction activity and significant losses could be incurred.

We have invested in the Fund, a private, discretionary investment vehicle that acquires and operates apartment communities in our markets. The Fund will serve, until March 16, 2008 or until 80% of its committed capital is invested, as the principal vehicle through which we will invest in the acquisition of apartment communities, subject to certain exceptions. These exceptions include significant individual asset and portfolio acquisitions, properties acquired in tax-deferred transactions and acquisitions that are inadvisable or inappropriate for the Fund. The Fund will not restrict our development activities, and will terminate after a term of eight years, subject to two one-year extensions. The Fund has nine institutional investors, including us, with a combined equity capital commitment of $330,000,000. A significant portion of the investments made in the Fund by its investors are being made through AvalonBay Value Added Fund, Inc., a Maryland corporation that qualifies as a REIT under the Internal Revenue Code (the "Fund REIT"). A wholly-owned subsidiary of the Company is the general partner of the Fund and has committed $50,000,000 to the Fund and the Fund REIT (of which approximately $22,944,000 has been invested as of January 31, 2007) representing a 15.2% combined general partner and limited partner equity interest. Under the Fund documents, the Fund has the ability to employ leverage through debt financings up to 65% on a portfolio basis, which, if achieved, would enable the Fund to invest up to $940,000,000 (of which approximately $514,000,000 has been invested as of January 31, 2007). We currently expect that leverage of less than 65% will be employed, reducing the projected investment value to between $850,000,000 and $900,000,000.

From time to time we use joint ventures to hold or develop individual real estate assets. We generally employ joint ventures primarily to mitigate asset concentration or market risk or secondarily as a source of liquidity. We may also use joint ventures related to mixed-use land development opportunities where our partners bring development and operational expertise to the venture. Each joint venture or partnership agreement has been and will continue to be individually negotiated, and our ability to operate and/or dispose of a community in our sole discretion may be limited to varying degrees depending on the terms of the joint venture or partnership agreement. However, we cannot assure you that we will achieve our objectives through joint ventures.

In evaluating our allocation of capital within our markets, we sell assets that do not meet our long-term investment criteria or when capital and real estate markets allow us to realize a portion of the value created over the past business cycle and redeploy the proceeds from those sales to develop and redevelop communities. In response to real estate and capital markets conditions, we sold four communities, including an investment held in a joint venture, with net proceeds in the aggregate of approximately $218,492,000 from January 1, 2006 through January 31, 2007. Because the proceeds from the sale of communities may not be immediately redeployed into revenue generating assets, the immediate effect of a sale of a community for a gain is to increase net income, but reduce future total revenues, total expenses and NOI. However, we believe that the absence of future cash flows from communities sold will have a minimal impact on our ability to fund future liquidity and capital resource needs.

Off Balance Sheet Arrangements

In addition to the investment interests in consolidated and unconsolidated real estate entities, we have certain off-balance sheet arrangements with the entities in which we invest. Additional discussion of these entities can be found in Note 6, "Investments in Unconsolidated Entities," and Note 8, "Commitments and Contingencies," of our Consolidated Financial Statements located elsewhere in this report.

- CVP I, LLC has outstanding tax-exempt, variable rate bonds maturing in November 2036 in the amount of $117,000,000, which have permanent credit enhancement. We have agreed to guarantee, under limited circumstances, the repayment to the credit enhancer of any advances it may make in fulfillment of CVP I, LLC's repayment obligations under the bonds. We have also guaranteed to the credit enhancer that CVP I, LLC will obtain a final certificate of occupancy for the project (Chrystie Place in New York City) overall once tenant improvements related to a retail tenant are complete, which is expected in 2007. Our 80% partner in this venture has agreed that it will reimburse us its pro rata share of any amounts paid relative to these guaranteed obligations. The estimated fair value of, and our obligation under these guarantees, both at inception and as of December 31, 2006 were not significant. As a result we have not recorded any obligation associated with these guarantees at December 31, 2006.
- MVP I, LLC has a construction loan in the amount of $94,400,000 (of which $76,739,000 is outstanding as of December 31, 2006), which matures in September 2010, assuming exercise of two one-year renewal options, and is payable by the unconsolidated real estate entity. In connection with the construction management services that we provided to MVP I, LLC, the entity that owns and developed Avalon at Mission Bay North II in San Francisco, we have provided a construction completion guarantee to the lender in order to fulfill their standard financing requirements related to the construction financing. Construction was completed in 2006, and our obligations under this guarantee will terminate once all of the lender's standard completion requirements have been satisfied, which we currently expect to occur in 2007. The estimated fair value of and our obligation under this guarantee, both at inception and as of December 31, 2006 was not significant and therefore no liability has been recorded related to this construction completion guarantee as of December 31, 2006.
- The Fund has 12 mortgage loans with amounts outstanding in the aggregate of $259,645,000. These mortgage loans have varying maturity dates (or dates after which the loans can be prepaid), ranging from February 2007 to October 2014. These mortgage loans are secured by the underlying real estate. In addition, the Fund has a credit facility with $57,400,000 outstanding as of December 31, 2006, which matures in January 2008. The mortgage loans and the credit facility are payable by the Fund with operating cash flow from the underlying real estate, and the credit facility is secured by capital commitments. We have not guaranteed the debt of the Fund, nor do we have any obligation to fund this debt should the Fund be unable to do so.

  In addition, as part of the formation of the Fund, we have provided to one of the limited partners a guarantee. The guarantee provides that if, upon final liquidation of the Fund, the total amount of all distributions to that partner during the life of the Fund (whether from operating cash flow or property sales) does not equal a minimum of the total capital contributions made by that partner, then we will pay the partner an amount equal to the shortfall, but in no event more than 10% of the total capital contributions made by the partner (maximum of approximately $3,400,000 as of December 31, 2006). As of December 31, 2006, the fair value of the real estate assets owned by the Fund is considered adequate to cover such potential payment to that partner under a liquidation scenario. The estimated fair value of and our obligation under this guarantee, both at inception and as of December 31, 2006 was not significant and therefore we have not recorded any obligation for this guarantee as of December 31, 2006.
- In connection with the pursuit of a Development Right in Pleasant Hill, California, $125,000,000 in bond financing was issued by the Contra Costa County Redevelopment Agency (the "Agency") in connection with the possible future construction of a multifamily rental community by PHVP I, LLC. The bond proceeds were immediately invested in their entirety in a guaranteed investment contract ("GIC") administered by a trustee. This Development Right is planned as a mixed-use development, with residential, for-sale, retail and office components. The bond proceeds will remain in the GIC until at least June 1, 2007, but no later than December 5, 2007, at which time a loan will be made to PHVP I, LLC to fund construction of the multifamily portion of the development, or the bonds will be redeemed by the Agency. Although we do not have any equity or economic interest in PHVP I, LLC at this time, we do have an option to make a capital contribution to PHVP I, LLC in exchange for a 99% general partner interest in the entity. Should we decide not to exercise this option, the bonds will be redeemed, and a loan will not be made to PHVP I, LLC. The bonds are payable from the proceeds of the GIC and are non-recourse to both PHVP I, LLC and to us. There is no loan payable outstanding by PHVP I, LLC as of December 31, 2006.

In addition, as part of providing construction management services to PHVP I, LLC for the construction of a public garage, we have provided a construction completion guarantee to the related lender in order to fulfill their standard financing requirements related to the garage construction financing. Our obligations under this guarantee will terminate following construction completion of the garage once all of the lender's standard completion requirements have been satisfied, which we currently expect to occur in 2008. In the third quarter of 2006, significant modifications were requested by the local transit authority to change the garage structure design. We do not believe that the requested design changes impact the construction schedule. However, it is expected that these changes will increase the original budget by an amount up to $5,000,000. We believe that substantially all potential additional amounts are reimbursable from unrelated third parties. At this time we do not believe that it is probable that we will incur any additional costs. The estimated fair value of, and our obligation under this guarantee, both at inception and as of December 31, 2006 was not significant and therefore we have not recorded any obligation for this guarantee as of December 31, 2006.

- In the fourth quarter of 2006, we admitted a 70% venture partner to the Avalon Del Rey Apartments, LLC for an investment of $49,000,000, including the assumption of debt. In conjunction with this investment, we provided an operating guarantee to the joint venture partner. This guarantee provides that if the initial year return earned by the joint venture partner is less than a threshold return of 7% on its initial equity investment, that we will pay the joint venture partner an amount equal to the shortfall, up to the 7% threshold return required. As of December 31, 2006, the cash flows and expected return on investment of the community are expected to meet and exceed the initial year threshold return required by our joint venture partner. Therefore we have not recorded any liability associated with this guarantee as of December 31, 2006.

There are no other lines of credit, side agreements, financial guarantees or any other derivative financial instruments related to or between us and our unconsolidated real estate entities. In evaluating our capital structure and overall leverage, management takes into consideration our proportionate share of this unconsolidated debt.

Contractual Obligations

We currently have contractual obligations consisting primarily of long-term debt obligations and lease obligations for certain land parcels and regional and administrative office space. Scheduled contractual obligations required for the next five years and thereafter are as follows as of December 31, 2006 (dollars in thousands):

	Payments due by period				
	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Long-Term Debt Obligations[1]	$2,828,508	$268,521	$440,710	$626,556	$1,492,721
Operating Lease Obligations[2]	1,868,720	8,045	16,411	16,156	1,828,108
Total	$4,697,228	$276,566	$457,121	$642,712	$3,320,829

(1) No balance outstanding under our variable rate unsecured credit facility as of December 31, 2006. Amounts exclude interest payable as of December 31, 2006.

(2) Includes land leases expiring between July 2029 and March 2142. Amounts do not include any adjustment for purchase options available under the land leases.

Inflation and Deflation

Substantially all of our apartment leases are for a term of one year or less. In an inflationary environment, this may allow us to realize increased rents upon renewal of existing leases or the beginning of new leases. Short-term leases generally minimize our risk from the adverse effects of inflation, although these leases generally permit residents to leave at the end of the lease term and therefore expose us to the effect of a decline in market rents. In a deflationary rent environment, we may be exposed to declining rents more quickly under these shorter term leases.

Forward-Looking Statements

This Annual Report contains "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by our use of the words "believe," "expect," "anticipate," "intend," "estimate," "assume," "project," "plan," "may," "shall," "will" and other similar expressions in this Annual Report, that predict or indicate future events and trends and that do not report historical matters. These statements include, among other things, statements regarding our intent, belief or expectations with respect to:

- our potential development, redevelopment, acquisition or disposition of communities;
- the timing and cost of completion of apartment communities under construction, reconstruction, development or redevelopment;
- the timing of lease-up, occupancy and stabilization of apartment communities;
- the pursuit of land on which we are considering future development;
- the anticipated operating performance of our communities;
- cost, yield and earnings estimates;
- our declaration or payment of distributions;
- our joint venture and discretionary fund activities;
- our policies regarding investments, indebtedness, acquisitions, dispositions, financings and other matters;
- our qualification as a REIT under the Internal Revenue Code;
- the real estate markets in Northern and Southern California and markets in selected states in the Mid-Atlantic, Northeast, Midwest and Pacific Northwest regions of the United States and in general;
- the availability of debt and equity financing;
- interest rates;
- general economic conditions; and
- trends affecting our financial condition or results of operations.

We cannot assure the future results or outcome of the matters described in these statements; rather, these statements merely reflect our current expectations of the approximate outcomes of the matters discussed. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, some of which are beyond our control. These risks, uncertainties and other factors may cause our actual results, performance or achievements to differ materially from the anticipated future results, performance or achievements expressed or implied by these forward-looking statements. These risks, uncertainties and other factors are discussed in our Annual Report on Form 10-K for 2006 in the section titled "Risk Factors" and in other reports and documents filed with the Securities and Exchange Commission.

In addition, these forward-looking statements represent our estimates and assumptions only as of the date of this report. We do not undertake a duty to update these forward-looking statements, and therefore they may not represent our estimates and assumptions after the date of this report.

Some of the factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements include, but are not limited to, the following:

- we may fail to secure development opportunities due to an inability to reach agreements with third parties to obtain land at attractive prices or to obtain desired zoning and other local approvals;
- we may abandon or defer development opportunities for a number of reasons, including changes in local market conditions which make development less desirable, increases in costs of development and increases in the cost of capital, resulting in losses;
- construction costs of a community may exceed our original estimates;
- we may not complete construction and lease-up of communities under development or redevelopment on schedule, resulting in increased interest costs and construction costs and a decrease in our expected rental revenues;

- occupancy rates and market rents may be adversely affected by competition and local economic and market conditions which are beyond our control;
- financing may not be available on favorable terms or at all, and our cash flows from operations and access to cost effective capital may be insufficient for the development of our pipeline which could limit our pursuit of opportunities;
- our cash flows may be insufficient to meet required payments of principal and interest, and we may be unable to refinance existing indebtedness or the terms of such refinancing may not be as favorable as the terms of existing indebtedness;
- we may be unsuccessful in our management of the Fund and the Fund REIT; and
- we may be unsuccessful in managing changes in our portfolio composition.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain financial market risks, the most predominant being interest rate risk. We monitor interest rate risk as an integral part of our overall risk management program, which recognizes the unpredictability of financial markets and seeks to reduce the potentially adverse effect on our results of operations. The effect of interest rate fluctuations historically has been small relative to other factors affecting operating results, such as rental rates and occupancy. The specific market risks and the potential impact on our operating results are described below.

Our operating results are affected by changes in interest rates as a result of borrowings under our variable rate unsecured credit facility as well as outstanding bonds with variable interest rates. We had $426,795,000 and $209,165,000 in variable rate debt outstanding (excluding variable rate debt effectively fixed through swap agreements) as of December 31, 2006 and 2005, respectively. If interest rates on the variable rate debt had been 100 basis points higher throughout 2006 and 2005, our annual interest costs would have increased by approximately $3,027,000 and $3,990,000, respectively, based on balances outstanding during the applicable years.

We currently use interest rate protection agreements (consisting of interest rate swap and interest rate cap agreements) to reduce the impact of interest rate fluctuations on certain variable rate indebtedness, not for trading or speculative purposes. Under swap agreements:

- we agree to pay to a counterparty the interest that would have been incurred on a fixed principal amount at a fixed interest rate (generally, the interest rate on a particular treasury bond on the date the agreement is entered into, plus a fixed increment); and
- the counterparty agrees to pay to us the interest that would have been incurred on the same principal amount at an assumed floating interest rate tied to a particular market index.

As of December 31, 2006, the effect of swap agreements is to fix the interest rate on approximately $65,800,000 of our variable rate, tax-exempt debt. The interest rate protection provided by certain swap agreements on the consolidated variable rate, tax-exempt debt was not electively entered into by us but, rather, was a requirement of either the bond issuer or the credit enhancement provider related to certain tax-exempt bond financings. Had these swap agreements not been in place during 2006 and 2005, our annual interest costs would have been approximately $1,182,000 and $1,878,000 lower, respectively, based on balances outstanding and reported interest rates during the applicable years. Additionally, if the variable interest rates on this debt had been 100 basis points higher throughout 2006 and 2005 and these swap agreements had not been in place, our annual interest costs would have been approximately $37,000 higher in 2006 and $1,200,000 lower in 2005.

Because the counterparties providing the swap agreements are major financial institutions which have an A+ or better credit rating by the Standard & Poor's Ratings Group and the interest rates fixed by the swap agreements are significantly higher than current market rates for such agreements, we do not believe there is exposure at this time to a default by a counterparty provider.

In addition, changes in interest rates affect the fair value of our fixed rate debt, which impacts the fair value of our aggregate indebtedness. Debt securities and notes payable (excluding amounts outstanding under our variable rate unsecured credit facility) with an aggregate carrying value of $2,828,508,000 at December 31, 2006 had an estimated aggregate fair value of $2,939,717,000 at December 31, 2006. Fixed rate debt (excluding our variable rate debt effectively fixed through swap agreements) represented $2,324,513,000 of the carrying value and $2,435,722,000 of the fair value at December 31, 2006. If interest rates had been 100 basis points higher as of December 31, 2006, the fair value of this fixed rate debt would have decreased by $102,909,000.

We do not have any exposure to foreign currency or equity price risk, and our exposure to commodity price risk is insignificant.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except per share data)	12-31-06	12-31-05
ASSETS		
Real estate:		
Land	$ 958,254	$ 872,822
Buildings and improvements	4,560,457	4,254,914
Furniture, fixtures and equipment	143,480	131,689
	5,662,191	5,259,425
Less accumulated depreciation	(1,099,834)	(937,824)
Net operating real estate	4,562,357	4,321,601
Construction in progress, including land	641,781	261,743
Land held for development	209,568	179,739
Operating real estate assets held for sale, net	64,351	182,705
Total real estate, net	5,478,057	4,945,788
Cash and cash equivalents	8,567	5,715
Cash in escrow	136,989	48,266
Resident security deposits	26,574	26,290
Investments in unconsolidated real estate entities	42,724	41,942
Deferred financing costs, net	26,343	17,976
Deferred development costs	39,365	31,467
Prepaid expenses and other assets	54,567	47,616
Total assets	$5,813,186	$5,165,060
LIABILITIES AND STOCKHOLDERS' EQUITY		
Unsecured notes, net	$2,153,078	$1,809,182
Variable rate unsecured credit facility	—	66,800
Mortgage notes payable	672,508	458,035
Dividends payable	60,417	54,476
Payables for construction	59,232	24,690
Accrued expenses and other liabilities	112,219	82,205
Accrued interest payable	37,236	34,649
Resident security deposits	38,803	35,544
Liabilities related to real estate assets held for sale	42,985	38,352
Total liabilities	3,176,478	2,603,933
Minority interest of unitholders in consolidated partnerships	5,270	19,464
Commitments and contingencies	—	—
Stockholders' equity:		
Preferred stock, $0.01 par value; $25 liquidation preference; 50,000,000 shares authorized at both December 31, 2006 and December 31, 2005; 4,000,000 shares issued and outstanding at both December 31, 2006 and December 31, 2005	40	40
Common stock, $0.01 par value; 140,000,000 shares authorized at both December 31, 2006 and December 31, 2005; 74,668,372 and 73,663,048 shares issued and outstanding at December 31, 2006 and December 31, 2005, respectively	747	737
Additional paid-in capital	2,482,516	2,429,568
Accumulated earnings less dividends	151,714	115,788
Accumulated other comprehensive loss	(3,579)	(4,470)
Total stockholders' equity	2,631,438	2,541,663
Total liabilities and stockholders' equity	$5,813,186	$5,165,060

See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME

(Dollars in thousands, except per share data)	For the year ended 12-31-06	12-31-05	12-31-04
Revenue:			
Rental and other income	$731,041	$666,376	$613,240
Management, development and other fees	6,259	4,304	604
Total revenue	737,300	670,680	613,844
Expenses:			
Operating expenses, excluding property taxes	210,895	191,558	181,351
Property taxes	68,257	65,487	59,458
Interest expense, net	111,046	127,099	131,103
Depreciation expense	162,896	158,822	151,991
General and administrative expense	24,767	25,761	18,074
Total expenses	577,861	568,727	541,977
Equity in income of unconsolidated entities	7,455	7,198	1,100
Venture partner interest in profit-sharing	—	—	(1,178)
Minority interest in consolidated partnerships	(573)	(1,481)	(150)
Gain on sale of land	13,519	4,479	1,138
Income from continuing operations before cumulative effect of change in accounting principle	179,840	112,149	72,777
Discontinued operations:			
Income from discontinued operations	1,148	14,942	21,134
Gain on sale of communities	97,411	195,287	121,287
Total discontinued operations	98,559	210,229	142,421
Income before cumulative effect of change in accounting principle	278,399	322,378	215,198
Cumulative effect of change in accounting principle	—	—	4,547
Net income	278,399	322,378	219,745
Dividends attributable to preferred stock	(8,700)	(8,700)	(8,700)
Net income available to common stockholders	$269,699	$313,678	$211,045
Other comprehensive income:			
Unrealized gain on cash flow hedges	891	2,626	1,116
Comprehensive income	$270,590	$316,304	$212,161
Earnings per common share—basic:			
Income from continuing operations (net of dividends attributable to preferred stock)	$ 2.31	$ 1.42	$ 0.96
Discontinued operations	1.33	2.88	1.99
Net income available to common stockholders	$ 3.64	$ 4.30	$ 2.95
Earnings per common share—diluted:			
Income from continuing operations (net of dividends attributable to preferred stock)	$ 2.27	$ 1.40	$ 0.96
Discontinued operations	1.30	2.81	1.96
Net income available to common stockholders	$ 3.57	$ 4.21	$ 2.92

See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Shares issued							
(Dollars in thousands)	Preferred stock	Common stock	Preferred stock	Common stock	Additional paid-in capital	Accumulated earnings less dividends	Accumulated other comprehensive loss	Total stockholders' equity
Balance at December 31, 2003	4,000,000	70,937,526	$40	$709	$2,316,773	$ 2,024	$(8,212)	$2,311,334
Net income	—	—	—	—	—	219,745	—	219,745
Unrealized gain on cash flow hedges	—	—	—	—	—	—	1,116	1,116
Dividends declared to common and preferred stockholders	—	—	—	—	—	(210,338)	—	(210,338)
Issuance of common stock	—	1,644,550	—	17	59,147	(662)	—	58,502
Amortization of deferred compensation	—	—	—	—	4,932	—	—	4,932
Balance at December 31, 2004	4,000,000	72,582,076	40	726	2,380,852	10,769	(7,096)	2,385,291
Net income	—	—	—	—	—	322,378	—	322,378
Unrealized gain on cash flow hedges	—	—	—	—	—	—	2,626	2,626
Dividends declared to common and preferred stockholders	—	—	—	—	—	(216,982)	—	(216,982)
Issuance of common stock	—	1,080,972	—	11	40,378	(377)	—	40,012
Amortization of deferred compensation	—	—	—	—	8,338	—	—	8,338
Balance at December 31, 2005	4,000,000	73,663,048	40	737	2,429,568	115,788	(4,470)	2,541,663
Net income	—	—	—	—	—	278,399	—	278,399
Unrealized gain on cash flow hedges	—	—	—	—	—	—	891	891
Dividends declared to common and preferred stockholders	—	—	—	—	—	(241,155)	—	(241,155)
Issuance of common stock	—	1,005,324	—	10	38,839	(1,318)	—	37,531
Amortization of deferred compensation	—	—	—	—	14,109	—	—	14,109
Balance at December 31, 2006	4,000,000	74,668,372	$40	$747	$2,482,516	$151,714	$(3,579)	$2,631,438

See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)	For the year ended 12-31-06	12-31-05	12-31-04
Cash flows from operating activities:			
Net income	$278,399	$322,378	$219,745
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation expense	162,896	158,822	151,991
Depreciation expense from discontinued operations	—	3,241	10,676
Amortization of deferred financing costs and debt premium/discount	4,474	4,022	3,962
Amortization of deferred compensation	10,095	4,292	2,593
Income allocated to minority interest in consolidated partnerships	573	1,481	187
Income allocated to venture partner interest in profit-sharing	—	—	1,178
Equity on income of unconsolidated entities, net of eliminations	(6,480)	(6,565)	(1,100)
Return on investment of unconsolidated entities	298	330	43
Gain on sale of real estate assets	(110,930)	(199,766)	(122,425)
Cumulative effect of change in accounting principle	—	—	(4,547)
Increase in cash in operating escrows	(844)	(4,344)	(1,451)
Decrease (increase) in resident security deposits, prepaid expenses and other assets	(2,197)	8,547	(10,589)
Increase in accrued expenses, other liabilities and accrued interest payable	15,659	13,810	25,354
Net cash provided by operating activities	351,943	306,248	275,617
Cash flows from investing activities:			
Development/redevelopment of real estate assets including land acquisitions and deferred development costs	(735,167)	(382,871)	(355,938)
Acquisition of real estate assets, including partner equity interest	(74,924)	(57,415)	(128,238)
Capital expenditures—existing real estate assets	(21,289)	(17,570)	(12,984)
Capital expenditures—non-real estate assets	(957)	(1,520)	(860)
Proceeds from sale of real estate and technology investments, including reimbursement for Fund communities, net of selling costs	272,223	469,292	219,649
Increase (decrease) in payables for construction	34,542	5,198	(3,962)
Decrease (increase) in cash in construction escrows	19,572	(21,784)	201
Repayment of participating mortgage note, including interest and prepayment premium	—	—	34,846
Increase in investments in unconsolidated real estate entities	(5,371)	(13,091)	(4,397)
Net cash used in investing activities	(511,371)	(19,761)	(251,683)
Cash flows from financing activities:			
Issuance of common stock	26,551	36,611	54,031
Dividends paid	(234,958)	(215,391)	(209,095)
Net borrowings (repayments) under unsecured credit facility	(66,800)	(35,200)	50,900
Issuance of mortgage notes payable and draws on construction loans	113,849	26,269	105,843
Repayments of mortgage notes payable	(6,827)	(41,932)	(40,270)
Issuance (repayment) of unsecured notes	343,743	(50,000)	25,000
Payment of deferred financing costs	(12,698)	(1,292)	(9,318)
Redemption of units for cash by minority partners	(80)	(50)	(1,691)
Distributions to DownREIT partnership unitholders	(392)	(1,194)	(1,425)
Distributions to joint venture and profit-sharing partners	(108)	(114)	(3,446)
Net cash provided by (used in) financing activities	162,280	(282,293)	(29,471)
Net increase (decrease) in cash and cash equivalents	2,852	4,194	(5,537)
Cash and cash equivalents, beginning of year	5,715	1,521	7,058
Cash and cash equivalents, end of year	$ 8,567	$ 5,715	$ 1,521
Cash paid during year for interest, net of amount capitalized	$102,640	$121,526	$124,895

See accompanying notes to Consolidated Financial Statements.

Supplemental disclosures of non-cash investing and financing activities (dollars in thousands):

During the year ended December 31, 2006:

- As described in Note 4, "Stockholders' Equity," 122,172 shares of common stock valued at $12,568 were issued in connection with stock grants, 2,306 shares valued at $256 were issued through the Company's dividend reinvestment plan, 47,111 shares valued at $3,449 were withheld to satisfy employees' tax withholding and other liabilities and 5,910 shares valued at $193 were forfeited, for a net value of $9,182. In addition, the Company granted 849,769 options for common stock, net of forfeitures, at a value of $9,946.
- 308,345 units of limited partnership, valued at $14,166, were presented for redemption to the DownREIT partnerships that issued such units and were acquired by the Company in exchange for an equal number of shares of the Company's common stock.
- The Company issued $187,300 of variable rate tax-exempt debt, of which $107,451 in proceeds were not received, but placed in an escrow until requisitioned for construction funding.
- The Company recorded a decrease to other liabilities and a corresponding gain to other comprehensive income of $891 to adjust the Company's Hedged Derivatives (as defined in Note 5, "Derivative Instruments and Hedging Activities") to their fair value.
- Common and preferred dividends declared but not paid totaled $60,417.

During the year ended December 31, 2005:

- 165,790 shares of common stock were issued in connection with stock grants, 1,295 shares were issued through the Company's dividend reinvestment plan, 8,971 shares were issued to a member of the Board of Directors in fulfillment of a deferred stock award, 50,916 shares were withheld to satisfy employees' tax withholding and other liabilities and 9,965 shares were forfeited, for a net value of $9,317. In addition, the Company granted 696,484 options for common stock, net of forfeitures, at a value of $4,521.
- 49,263 units of limited partnership, valued at $2,202, were presented for redemption to the DownREIT partnerships that issued such units and were acquired by the Company in exchange for an equal number of shares of the Company's common stock.
- The Company deconsolidated mortgage notes payable in the aggregate amount of $24,869 upon admittance of outside investors into the Fund (as defined in Note 6, "Investments in Unconsolidated Entities").
- The Company assumed fixed rate debt of $4,566 as part of the acquisition of an improved land parcel.
- The Company recorded a decrease to other liabilities and a corresponding gain to other comprehensive income of $2,626 to adjust the Company's Hedging Derivatives to their fair value.
- Common and preferred dividends declared but not paid totaled $54,476.

During the year ended December 31, 2004:

- 147,517 shares of common stock were issued in connection with stock grants, 78,509 shares were issued in connection with non-cash stock option exercises, 1,545 shares were issued through the Company's dividend reinvestment plan, 75,515 shares were withheld to satisfy employees' tax withholding and other liabilities and 3,012 shares were forfeited, for a net value of $6,138. In addition, the Company granted 465,232 options for common stock, net of forfeitures, at a value of $2,081.
- 104,160 units of limited partnership, valued at $4,035, were presented for redemption to the DownREIT partnerships that issued such units and were acquired by the Company in exchange for an equal number of shares of the Company's common stock.
- The Company sold two communities with mortgage notes payable of $28,335 in the aggregate, that were assumed by the respective buyers as part of the total sales price.
- The Company assumed fixed rate debt of $8,155 in connection with the acquisition of a community and $20,141 in connection with the acquisition of three improved land parcels.
- The Company recorded a decrease to other liabilities and a corresponding gain to other comprehensive income of $1,116 to adjust the Company's Hedged Derivatives to their fair value.
- Common and preferred dividends declared but not paid totaled $52,982.

(Dollars in thousands, except per share data)

1. Organization and Significant Accounting Policies

Organization AvalonBay Communities, Inc. (the "Company," which term, unless the context otherwise requires, refers to AvalonBay Communities, Inc. together with its subsidiaries) is a Maryland corporation that has elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986 ("the Code"), as amended. The Company focuses on the ownership and operation of apartment communities in high barrier-to-entry markets of the United States. These markets are located in the Northeast, Mid-Atlantic, Midwest, Pacific Northwest, and Northern and Southern California regions of the country.

At December 31, 2006, the Company owned or held a direct or indirect ownership interest in 150 operating apartment communities containing 43,141 apartment homes in ten states and the District of Columbia, of which six communities containing 2,381 apartment homes were under reconstruction. In addition, the Company owned or held a direct or indirect ownership interest in 17 communities under construction that are expected to contain an aggregate of 5,153 apartment homes when completed. The Company also owned or held a direct or indirect ownership interest in rights to develop an additional 54 communities that, if developed in the manner expected, will contain an estimated 14,185 apartment homes.

Principles of Consolidation The Company is the surviving corporation from the merger (the "Merger") of Bay Apartment Communities, Inc. ("Bay") and Avalon Properties, Inc. ("Avalon") on June 4, 1998, in which Avalon shareholders received 0.7683 of a share of common stock of the Company for each share owned of Avalon common stock. The Merger was accounted for under the purchase method of accounting, with the historical financial statements for Avalon presented prior to the Merger. At that time, Avalon ceased to legally exist, and Bay as the surviving legal entity adopted the historical financial statements of Avalon. Consequently, Bay's assets were recorded in the historical financial statements of Avalon at an amount equal to Bay's debt outstanding at that time plus the value of capital stock retained by the Bay stockholders, which approximates fair value. In connection with the Merger, the Company changed its name from Bay Apartment Communities, Inc. to AvalonBay Communities, Inc.

The accompanying Consolidated Financial Statements include the accounts of the Company and its wholly-owned partnerships, certain joint venture partnerships, subsidiary partnerships structured as DownREITs and any variable interest entities consolidated under FASB Interpretation No. 46 ("FIN 46(R)"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," as revised in December 2003. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company assesses consolidation of variable interest entities under the guidance of FIN 46(R). The Company accounts for joint venture entities and subsidiary partnerships, including those structured as DownREITs, that are not variable interest entities, in accordance with EITF Issue No. 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights", Statement of Position ("SOP") 78-9, "Accounting for Investments in Real Estate Ventures", Accounting Principles Board ("APB") Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" and EITF Topic D-46, "Accounting for Limited Partnership Investments." The Company uses EITF Issue No. 04-5 to evaluate the partnership of each joint venture entity and determine whether control over the partnership, as defined by the EITF, lies with the general partner, or the limited partners, when the limited partners have certain rights. The general partner in a limited partnership is presumed to control that limited partnership, unless that presumption is overcome by the limited partners having either: (i) the substantive ability, either by a single limited partner or through a simple majority vote, to dissolve the limited partnership or otherwise remove the general partner without cause; or (ii) substantive participating rights. If the Company is the general partner and has control over the partnership, or if the Company's limited partnership ownership includes the ability to dissolve the partnership, or has substantive participating rights, as discussed above, the Company consolidates the investments. If the Company is not the general partner, or the Company's partnership interest does not contain either of the above terms which overcome the presumption of control in a limited partnership residing with the general partner, the Company then looks to the guidance in SOP 78-9, APB 18 and EITF D-46 to determine the accounting framework to apply. The Company generally uses the equity method to account for these investments unless our ownership interest is so minor that we have virtually no influence over the partnership operating and financial policies. Investments in which the Company has little or no influence are accounted for using the cost method.

In each of the partnerships structured as DownREITs, either the Company or one of the Company's wholly-owned subsidiaries is the general partner, and there are one or more limited partners whose interest in the partnership is represented by units of limited partnership interest. For each DownREIT partnership, limited partners are entitled to receive an initial distribution before any distribution is made to the general partner. Although the partnership agreements for each of the DownREITs are different, generally the distributions per unit paid to the holders of units of limited partnership interests have approximated the Company's current common stock dividend per share. The holders of units of limited partnership interest have the right to present all or some of their units for redemption for a cash amount as determined by the applicable partnership agreement and based on the fair value of the Company's common stock. In lieu of cash redemption, the Company may elect to exchange such units for an equal number of shares of the Company's common stock.

In conjunction with the acquisition and development of investments in unconsolidated entities, the Company may incur costs in excess of its equity in the underlying assets. These costs are capitalized and depreciated over the life of the underlying assets to the extent that the Company expects to recover the costs.

If there is an event or change in circumstance that indicates a loss in the value of an investment, the Company's policy is to record the loss and reduce the value of the investment to its fair value. A loss in value would be indicated if the Company could not recover the carrying value of the investment or if the investee could not sustain an earnings capacity that would justify the carrying amount of the investment. During the year ended December 31, 2004, the Company recorded an impairment loss of $1,002 related to a technology investment, which is included in operating expenses, excluding property taxes on the accompanying Consolidated Statements of Operations and Other Comprehensive Income. The Company did not recognize an impairment loss on any of its investments in unconsolidated entities during the years ended December 31, 2006 or 2005.

Revenue and Gain Recognition Rental income related to leases is recognized on an accrual basis when due from residents in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition," and Statement of Financial Accounting Standards ("SFAS") No. 13, "Accounting for Leases." In accordance with the Company's standard lease terms, rental payments are generally due on a monthly basis. Any cash concessions given at the inception of the lease are amortized over the approximate life of the lease, which is generally one year.

The Company accounts for sales of real estate assets and the related gain recognition in accordance with SFAS No. 66, "Accounting for Sales of Real Estate."

Real Estate The operating real estate assets are stated at cost and consist of land, buildings and improvements, furniture, fixtures and equipment, and other costs incurred during their development, redevelopment and acquisition. Significant expenditures which improve or extend the life of an asset are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred.

The Company's policy with respect to capital expenditures is generally to capitalize only non-recurring expenditures. Improvements and upgrades are capitalized only if the item exceeds $15, extends the useful life of the asset and is not related to making an apartment home ready for the next resident. Purchases of personal property, such as computers and furniture, are capitalized only if the item is a new addition and exceeds $2.5. The Company generally expenses purchases of personal property made for replacement purposes.

The capitalization of costs during the development of assets (including interest and related loan fees, property taxes and other direct and indirect costs) begins when development efforts commence and ends when the asset, or a portion of an asset, is delivered and is ready for its intended use. Cost capitalization during redevelopment of apartment homes (including interest and related loan fees, property taxes and other direct and indirect costs) begins when an apartment home is taken out-of-service for redevelopment and ends when the apartment home redevelopment is completed and the apartment home is available for a new resident. Rental income and operating costs incurred during the initial lease-up or post-redevelopment lease-up period are recognized as they accrue.

In accordance with SFAS No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects," the Company capitalizes pre-development costs incurred in pursuit of new development opportunities for which the Company currently believes future development is probable ("Development Rights"). Future development of these Development Rights is dependent upon various factors, including zoning and regulatory approval, rental market conditions, construction costs and availability of capital. Pre-development costs incurred in the pursuit of Development Rights for which future development is not yet considered probable are expensed as incurred. In addition, if the status of a Development Right changes, making future development by the Company no longer probable, any capitalized pre-development costs are written-off with a charge to expense. The Company expenses costs related to abandoned pursuits, which includes the abandonment or impairment of Development Rights, acquisition pursuits, disposition pursuits and technology investments, in the amounts of $2,115 in 2006, $816 in 2005 and $1,726 in 2004. These costs are included in operating expenses, excluding property taxes on the accompanying Consolidated Statements of Operations and Other Comprehensive Income. Abandoned pursuit costs can vary greatly, and the costs incurred in any given period may be significantly different in future years.

The Company owns land improved with office buildings and industrial space occupied by unrelated third-parties in connection with five Development Rights. The Company intends to manage the current improvements until such time as all tenant obligations have been satisfied or eliminated through negotiation, and construction of new apartment communities is ready to begin. As provided under the guidance of SFAS No. 67, the revenue from incidental operations received from the current improvements in excess of any incremental costs are being recorded as a reduction of total capitalized costs of the Development Right and not as part of net income.

In connection with the acquisition of an operating community, the Company performs a valuation and allocation to each asset and liability acquired in such transaction, based on their estimated fair values at the date of acquisition in accordance with SFAS No. 141, "Business Combinations." The purchase price allocations to tangible assets, such as land, buildings and improvements, and furniture, fixtures and equipment, are reflected in real estate assets and depreciated over their estimated useful lives. Any purchase price allocation to intangible assets, such as in-place leases, is included in prepaid expenses and other assets on the accompanying Consolidated Balance Sheets and amortized over the average remaining lease term of the acquired leases. The fair value of acquired in-place leases is determined based on the estimated cost to replace such leases, including foregone rents during an assumed re-lease period, as well as the impact on projected cash flow of acquired leases with leased rents above or below current market rents.

Depreciation is calculated on buildings and improvements using the straight-line method over their estimated useful lives, which range from seven to thirty years. Furniture, fixtures and equipment are generally depreciated using the straight-line method over their estimated useful lives, which range from three years (primarily computer-related equipment) to seven years.

It is the Company's policy to perform a quarterly qualitative analysis to determine if there are changes in circumstances that suggest the carrying value of a long lived asset may not be recoverable. If there is an event or change in circumstance that indicates an impairment in the value of an operating community, the Company compares the current and projected operating cash flow of the community over its remaining useful life, on an undiscounted basis, to the carrying amount of the community. If the carrying amount is in excess of the estimated projected operating cash flow of the community, the Company would recognize an impairment loss equivalent to an amount required to adjust the carrying amount to its estimated fair market value. The Company has not recognized an impairment loss on any of its operating communities during the years ended December 31, 2006, 2005 or 2004.

Income Taxes The Company elected to be taxed as a REIT under the Code, as amended, for the year ended December 31, 1994 and has not revoked such election. A corporate REIT is a legal entity which holds real estate interests and must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its adjusted taxable income to stockholders. As a REIT, the Company generally will not be subject to corporate level federal income tax on taxable income if it distributes 100% of taxable income over the time period allowed under the Code to its stockholders. Management believes that all such conditions for the avoidance of income taxes have been met for the periods presented. Accordingly, no provision for federal and state income taxes has been made. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income. In addition, taxable income from non-REIT activities managed through taxable REIT subsidiaries is subject to federal, state and local income taxes.

The following reconciles net income available to common stockholders to taxable net income for the years ended December 31, 2006, 2005 and 2004:

(Unaudited)	2006 Estimate	2005 Actual	2004 Actual
Net income available to common stockholders	$269,699	$313,678	$211,045
Dividends attributable to preferred stock, not deductible for tax	8,700	8,700	8,700
GAAP gain on sale of communities less than tax gain	7,326	9,345	8,305
Depreciation/Amortization timing differences on real estate	(24,917)	(14,736)	(3,793)
Tax compensation expense in excess of GAAP	(20,968)	(18,969)	(19,758)
Other adjustments	5,135	(2,254)	(9,835)
Taxable net income	$244,975	$295,764	$194,664

The following summarizes the tax components of the Company's common and preferred dividends declared for the years ended December 31, 2006, 2005 and 2004:

(Unaudited)	2006	2005	2004
Ordinary income	48%	9%	39%
15% capital gain	43%	77%	51%
Unrecaptured §1250 gain	9%	14%	10%

Deferred Financing Costs Deferred financing costs include fees and other expenditures necessary to obtain debt financing and are amortized on a straight-line basis, which approximates the effective interest method, over the shorter of the term of the loan or the related credit enhancement facility, if applicable. Unamortized financing costs are written-off when debt is retired before the maturity date. Accumulated amortization of deferred financing costs was $16,179 at December 31, 2006 and was $16,074 at December 31, 2005.

Cash, Cash Equivalents and Cash in Escrow Cash and cash equivalents include all cash and liquid investments with an original maturity of three months or less from the date acquired. Cash in escrow consists primary of construction financing proceeds that is restricted for use in the construction of a specific community. The majority of the Company's cash, cash equivalents and cash in escrows are held at major commercial banks.

Interest Rate Contracts The Company utilizes derivative financial instruments to manage interest rate risk and has designated these financial instruments as cash flow hedges under the guidance of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, "Accounting for Certain Instruments and Certain Hedging Activities, an Amendment of Statement No. 133." This statement requires that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognized currently in earnings unless specific hedge accounting criteria are met. For cash flow hedge relationships, changes in the fair value of the derivative instrument that are deemed effective at offsetting the risk being hedged are reported in other comprehensive income. For cash flow hedges where the cumulative changes in the fair value of the derivative exceed the cumulative changes in fair value of the hedged item, the ineffective portion is recognized in current period earnings. As of December 31, 2006 and December 31, 2005, the Company had approximately $262,000 and $233,000, respectively, in variable rate debt subject to cash flow hedges. See Note 5, "Derivative Instruments and Hedging Activities" for further discussion of derivative financial instruments.

Comprehensive Income Comprehensive income, as reflected on the Consolidated Statements of Operations and Other Comprehensive Income, is defined as all changes in equity during each period except for those resulting from investments by or distributions to shareholders. Accumulated other comprehensive loss as reflected on the Consolidated Statements of Stockholders' Equity, reflects the effective portion of the cumulative changes in the fair value of derivatives in qualifying cash flow hedge relationships.

Earnings per Common Share In accordance with the provisions of SFAS No. 128, "Earnings per Share," basic earnings per share is computed by dividing earnings available to common stockholders by the weighted average number of shares outstanding during the period. Other potentially dilutive common shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis. The Company's earnings per common share are determined as follows:

	For the year ended		
	12-31-06	12-31-05	12-31-04
Basic and diluted shares outstanding			
Weighted average common shares—basic	74,125,795	72,952,492	71,564,202
Weighted average DownREIT units outstanding	172,255	474,440	573,529
Effect of dilutive securities	1,288,848	1,332,386	1,217,225
Weighted average common shares—diluted	75,586,898	74,759,318	73,354,956
Calculation of Earnings per Share—basic			
Net income available to common stockholders	$ 269,699	$ 313,678	$ 211,045
Weighted average common shares—basic	74,125,795	72,952,492	71,564,202
Earnings per common share—basic	$ 3.64	$ 4.30	$ 2.95
Calculation of Earnings per Share—diluted			
Net income available to common stockholders	$ 269,699	$ 313,678	$ 211,045
Add: Minority interest of DownREIT unitholders in consolidated partnerships, including discontinued operations	391	1,363	3,048
Adjusted net income available to common stockholders	$ 270,090	$ 315,041	$ 214,093
Weighted average common shares—diluted	75,586,898	74,759,318	73,354,956
Earnings per common share—diluted	$ 3.57	$ 4.21	$ 2.92

Certain options to purchase shares of common stock in the amounts of 3,000 were outstanding during the year ended December 31, 2006, but were not included in the computation of diluted earnings per share because in applying the treasury stock method under the provisions of SFAS 123(R), as discussed below, such options are anti-dilutive. Employee options to purchase shares of common stock of 4,500 and 6,000 were outstanding during the years ended December 31, 2005 and 2004, respectively, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares for the period and therefore, are anti-dilutive.

Stock-Based Compensation Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123," prospectively to all employee awards granted, modified, or settled on or after January 1, 2003. Awards under the Company's stock option plans vest over a three-year period. Therefore, the cost related to stock-based employee compensation for employee stock options included in the determination of net income for the year ended 2006 is the same as the cost that would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS No. 123. However, the cost related to stock-based employee compensation for employee stock options included in the determination of net income for the years ended December 31, 2005 and 2004 is less than that which would have been recognized if the fair value based method had been applied to all awards granted since the original effective date of SFAS 123. If the fair value based method had been applied to all outstanding and unvested awards in the years ended December 31, 2005 and 2004, net income would have been $112 and $967 lower for the years ended December 31, 2005 and 2004, respectively. There would not have been any material impact on earnings per common share—diluted for the years ended December 31, 2005 and 2004.

The Company adopted the provisions of SFAS 123(R), "Share Based Payment," using the modified prospective transition method on January 1, 2006. The adoption of SFAS 123(R) did not have a material impact on the Company's financial position or results of operations. However, the adoption of SFAS 123(R) changed the service period for, and timing of, the recognition of compensation cost related to retirement eligibility, which will generally result in accelerated expense recognition by the Company for its stock based compensation programs. For the years ended December 31, 2005 and 2004, the Company recorded compensation cost over the vesting period, regardless of eligibility for retirement (see Note 8, "Commitments and Contingencies," for a discussion of the Company's retirement plan). If the Company had recorded compensation cost based on retirement eligibility, the increase to compensation cost during the years ended December 31, 2005 and 2004 would not have been material.

Under the provisions of SFAS 123(R), the Company is required to estimate the forfeiture of stock options and recognize compensation cost net of the estimated forfeitures. The estimated forfeitures included in compensation cost are adjusted to reflect actual forfeitures at the end of the vesting period. Prior to the adoption of SFAS 123(R), option forfeitures were recognized as they occurred. The forfeiture rate at December 31, 2006 was 1.9%. The application of estimated forfeitures did not materially impact compensation expense for the year ended December 31, 2006.

Variable Interest Entities under FIN 46(R) The Company adopted the final provisions of FIN 46(R) as of January 1, 2004, which resulted in the consolidation of one entity during 2004 from which the Company held a participating mortgage note. As a result, the Company recognized a cumulative effect of change in accounting principle in January 2004 in the amount of $4,547, which increased earnings per common share – diluted by $0.06. The Company did not hold an equity interest in this entity, and therefore 100% of the entity's net income or loss was recognized by the Company as minority interest in consolidated partnerships on the Consolidated Statements of Operations and Other Comprehensive Income. In October 2004, the Company received payment in full of the outstanding mortgage note. Upon note repayment, the Company did not continue to hold a variable interest in this entity and therefore the Company discontinued consolidating the entity under the provisions of FIN 46. Related interest income in the year ended December 31, 2004 has been eliminated in consolidation.

Assets Held for Sale & Discontinued Operations The Company follows SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") which requires that the assets and liabilities of any communities which have been sold, or otherwise qualify as held for sale, be presented separately in the Consolidated Balance Sheets. In addition, the results of operations for those assets that meet the definition of discontinued operations are presented as such in the Company's Consolidated Statements of Operations and Other Comprehensive Income. Held for sale and discontinued operations classifications are provided in both the current and prior years presented. Real estate assets held for sale are measured at the lower of the carrying amount or the fair value less the cost to sell. Both the real estate assets and corresponding liabilities are presented separately in the accompanying Consolidated Balance Sheets. Subsequent to classification of a community as held for sale, no further depreciation is recorded. For those assets qualifying for classification as discontinued operations, the community specific components of net income presented as discontinued operations include net operating income, minority interest expense and interest expense, net. For periods prior to the asset qualifying for discontinued operations under SFAS 144, the Company reclassified the results of operations to discontinued operations in accordance with SFAS 144. Subsequent to the reclassification to discontinued operations, the impact of assets classified as discontinued operations on the statements of operations and other comprehensive income will include depreciation. In addition, the net gain or loss (including any impairment loss) on the eventual disposal of communities held for sale will be presented as discontinued operations when recognized. A change in presentation for held for sale or discontinued operations will not have any impact on the Company's financial condition or results of operations. The Company combines the operating, investing and financing portions of cash flows attributable to discontinued operations with the respective cash flows from continuing operations on the accompanying Consolidated Statements of Cash Flows.

Recently Issued Accounting Standards In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109," ("FIN 48") which provides guidance for the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 establishes a threshold for the recognition and measurement in financial statements of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for all fiscal years beginning after December 15, 2006. The Company is still assessing the impact and disclosure requirements of FIN 48.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which standardizes the definition of fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, and accordingly, this statement does not require any new fair value measurements. SFAS No. 157 is effective for all fiscal years beginning after November 15, 2007. The Company does not believe that the adoption of SFAS No. 157 will have any material impact on its financial position or results of operations.

Use of Estimates The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Reclassifications Certain reclassifications have been made to amounts in prior years' financial statements to conform to current year presentations.

2. Interest Capitalized

The Company capitalized interest during the development and redevelopment of real estate assets in accordance with SFAS No. 34, "Capitalization of Interest Cost." Capitalized interest associated with communities under development or redevelopment totaled $46,388 for 2006, $25,284 for 2005 and $20,566 for 2004.

3. Notes Payable, Unsecured Notes and Credit Facility

The Company's mortgage notes payable, unsecured notes and variable rate unsecured credit facility as of December 31, 2006 and December 31, 2005 are summarized below. The following amounts and discussion do not include the construction loan payable related to a community classified as held for sale as of December 31, 2006 (see Note 7, "Real Estate Disposition Activities").

	12-31-06	12-31-05
Fixed rate unsecured notes[1]	$2,153,078	$1,809,182
Fixed rate mortgage notes payable—conventional and tax-exempt	234,272	239,025
Variable rate mortgage notes payable—conventional and tax-exempt	438,236	219,010
Total notes payable and unsecured notes	2,825,586	2,267,217
Variable rate unsecured credit facility	—	66,800
Total mortgage notes payable, unsecured notes and unsecured credit facility	$2,825,586	$2,334,017

(1) Balances at December 31, 2006 and December 31, 2005 include $2,922 and $818 of debt discount, respectively.

The following debt activity occurred during the year ended December 31, 2006:

- The Company issued $34,000 of variable rate mortgage debt maturing in March 2011;
- The Company issued $93,800 of variable rate tax-exempt debt maturing in November 2037;
- The Company issued $48,500 of variable rate tax-exempt debt maturing in November 2039;
- The Company issued $45,000 of variable rate tax-exempt debt maturing in July 2040;
- The Company repaid $150,000 of unsecured notes with an annual interest rate of 6.8%, pursuant to their scheduled maturity; and
- The Company issued a total of $500,000 of unsecured notes under its shelf registration statement. The offering consisted of two separate tranches in the aggregate principal amount of $250,000 each, with effective interest rates of 5.586% and 5.820%, maturing in January 2012 and September 2016, respectively.

In the aggregate, secured notes payable mature at various dates from October 2008 through April 2043 and are secured by certain apartment communities and improved land parcels (with a net carrying value of $954,612 as of December 31, 2006). As of December 31, 2006, the Company has guaranteed approximately $67,395 of mortgage notes payable held by wholly-owned subsidiaries; all such mortgage notes payable are consolidated for financial reporting purposes. The weighted average interest rate of the Company's fixed rate mortgage notes payable (conventional and tax-exempt) was 6.8% at December 31, 2006 and December 31, 2005. The weighted average interest rate of the Company's variable rate mortgage notes payable and its unsecured credit facility (as discussed on the following page), including the effect of certain financing related fees, was 5.8% at December 31, 2006 and 5.5% at December 31, 2005.

Scheduled payments and maturities of mortgage notes payable and unsecured notes outstanding at December 31, 2006 are as follows:

Year	Secured notes payments	Secured notes maturities	Unsecured notes maturities	Stated interest rate of unsecured notes
2007	$ 8,521	$ —	$ 110,000	6.875%
			150,000	5.000%
2008	8,718	4,368	50,000	6.625%
			146,000	8.250%
2009	7,831	73,793	150,000	7.500%
2010	6,354	28,989	200,000	7.500%
2011	5,303	35,910	300,000	6.625%
			50,000	6.625%
2012	4,601	12,166	250,000	6.125%
			250,000	5.500%
2013	4,728	—	100,000	4.950%
2014	3,748	34,450	150,000	5.375%
2015	5,499	—	—	—
2016	5,926	—	250,000	5.750%
Thereafter	144,364	277,239	—	—
	$205,593	$466,915	$2,156,000	

The Company's unsecured notes contain a number of financial and other covenants with which the Company must comply, including, but not limited to, limits on the aggregate amount of total and secured indebtedness the Company may have on a consolidated basis and limits on the Company's required debt service payments.

The Company has entered into a $650,000 revolving variable rate unsecured credit facility with a syndicate of commercial banks. JPMorgan Chase Bank, Wachovia Bank, N.A. and Bank of America, N.A. led the syndication effort in varying capacities. There were no amounts outstanding under the current facility and $38,713 outstanding in letters of credit on December 31, 2006. The Company had $66,800 outstanding under the prior credit facility and $40,154 in letters of credit on December 31, 2005. Under the terms of the credit facility, the Company may elect to increase the facility up to $1,000,000, provided that one or more banks (from the syndicate or otherwise) voluntarily agree to provide the additional commitment. No member of the syndicate of banks can prohibit such increase; such an increase in the facility will only be effective to the extent banks (from the syndicate or otherwise) choose to commit to lend additional funds. The Company pays participating banks, in the aggregate, an annual facility fee of approximately $813, which is subject to increase in the event that the amount available on the facility is increased. The unsecured credit facility bears interest at varying levels based on the London Interbank Offered Rate ("LIBOR"), rating levels achieved on the Company's unsecured notes and on a maturity schedule selected by the Company. The current stated pricing is LIBOR plus 0.40% per annum. The stated spread over LIBOR can vary from LIBOR plus 0.325% to LIBOR plus 1.00% based on credit conditions. In addition, the unsecured credit facility includes a competitive bid option, which allows banks that are part of the lender consortium to bid to make loans to the Company at a rate that is lower than the stated rate provided by the unsecured credit facility for up to $422,500. The competitive bid option may result in lower pricing than the stated rate if market conditions allow. The Company had no amounts outstanding under this competitive bid option as of December 31, 2006. The Company is subject to certain customary covenants under the unsecured credit facility, including, but not limited to, maintaining certain maximum leverage ratios, a minimum fixed charges coverage ratio and minimum unencumbered assets and equity levels. The credit facility matures in November 2011, assuming exercise of a one-year renewal option by the Company.

4. Stockholders' Equity

As of both December 31, 2006 and 2005, the Company had authorized for issuance 140,000,000 and 50,000,000 shares of common and preferred stock, respectively. As of December 31, 2006 the Company has the following series of redeemable preferred stock outstanding at a stated value of $100,000. This series has no stated maturity and is not subject to any sinking fund or mandatory redemptions.

Series	Shares outstanding December 31, 2006	Payable quarterly	Annual rate	Liquidation preference	Non-redeemable prior to
H	4,000,000	March, June, September, December	8.70%	$25.00	October 15, 2008

Dividends on the preferred stock are cumulative from the date of original issue and are payable quarterly in arrears on or before the 15th day of each month as stated in the table above. The preferred stock is not redeemable prior to the date stated in the table above, but on or after the stated date, may be redeemed for cash at the option of the Company in whole or in part at a redemption price of $25.00 per share, plus all accrued and unpaid dividends, if any.

During the year ended December 31, 2006, the Company:

(i) issued 614,692 shares of common stock in connection with stock options exercised;

(ii) issued 308,345 shares of common stock to acquire an equal number of DownREIT limited partnership units;

(iii) issued 2,306 shares through the Company's dividend reinvestment plan;

(iv) issued 122,172 common shares in connection with stock grants;

(v) issued 10,830 shares of common stock in connection with its employee stock purchase plan;

(vi) had 5,910 shares of restricted stock forfeited; and

(vii) withheld 47,111 shares to satisfy employees' tax withholding and other liabilities.

In addition, the Company granted 867,113 options for common stock to employees. As required under SFAS No. 123(R), any deferred compensation related to the Company's stock option and restricted stock grants during the year ended December 31, 2006 is not reflected on the Company's Consolidated Balance Sheet as of December 31, 2006 or on the Consolidated Statements of Stockholders' Equity, and will not be reflected until earned as compensation cost.

Dividends per common share were $3.12 for the year ended December 31, 2006, $2.84 for year ended December 31, 2005, and $2.80 for the year ended December 31, 2004. The average dividend for all non-redeemed preferred shares during 2006, 2005 and 2004 was $2.18 per share. No preferred shares were redeemed in 2006, 2005 or 2004.

In 2004, the Company resumed its Dividend Reinvestment and Stock Purchase Plan (the "DRIP"). The DRIP allows for holders of the Company's common stock or preferred stock to purchase shares of common stock through either reinvested dividends or optional cash payments. The purchase price per share for newly issued shares of common stock under the DRIP will be equal to the last reported sale price for a share of the Company's common stock as reported by the New York Stock Exchange ("NYSE") on the applicable investment date.

5. Derivative Instruments and Hedging Activities

The Company enters into interest rate swap and interest rate cap agreements (collectively, the "Hedging Derivatives") to reduce the impact of interest rate fluctuations on its variable rate, tax-exempt bonds and its variable rate conventional secured debt (collectively, the "Hedged Debt"). The Company has not entered into any interest rate hedge agreements for its conventional unsecured debt and does not enter into derivative transactions for trading or other speculative purposes. The following table summarizes the consolidated Hedging Derivatives at December 31, 2006:

(Dollars in thousands)	Interest Rate Caps	Interest Rate Swaps
Notional balance	$196,500	$65,759
Weighted average interest rate [1]	5.7%	6.3%
Weighted average capped interest rate	7.7%	n/a
Earliest maturity date	Mar-07	Aug-07
Latest maturity date	Apr-11	Jul-10
Estimated liability fair value	$ (78)	$ (3,084)

[1] For interest rate caps, this represents the weighted average interest rate on the debt.

The Company has determined that its Hedging Derivatives qualify as effective cash flow hedges under SFAS No. 133, resulting in the Company recording the effective portion of cumulative changes in the fair value of the Hedging Derivatives in other comprehensive income. Amounts recorded in other comprehensive income will be reclassified into earnings in the periods in which earnings are affected by the hedged cash flow. To adjust the Hedging Derivatives to their fair value, the Company recorded unrealized gains in other comprehensive income of $891, $2,626 and $1,116 during the years ended December 31, 2006, 2005 and 2004, respectively. These amounts will be reclassified into earnings in conjunction with the periodic adjustment of the floating rates on the Hedged Debt, in interest expense, net. The amount reclassified into earnings in 2006, as well as the estimated amount included in accumulated other comprehensive income as of December 31, 2006, expected to be reclassified into earnings within the next twelve months to offset the variability of cash flows of the hedged items during this period are not material.

The Company assesses both at inception and on an on-going basis, the effectiveness of qualifying cash flow hedges. Hedge ineffectiveness, reported as a component of General and Administrative expenses, did not have a material impact on earnings of the Company for any prior period, and the Company does not anticipate that it will have a material effect in the future. The fair values of the Hedging Derivatives are included in accrued expenses and other liabilities on the accompanying Consolidated Balance Sheets.

Derivative financial instruments expose the Company to credit risk in the event of nonperformance by the counterparties under the terms of the Hedging Derivatives. The Company minimizes its credit risk on these transactions by dealing with major, creditworthy financial institutions which have an A+ or better credit rating by the Standard & Poor's Ratings Group. As part of its on-going control procedures, the Company monitors the credit ratings of counterparties and the exposure of the Company to any single entity, thus minimizing credit risk concentration. The Company believes the likelihood of realizing losses from counterparty non-performance is remote.

6. Investments in Unconsolidated Entities

Investments in Unconsolidated Real Estate Entities The Company accounts for its investments in unconsolidated real estate entities that are not considered variable interest entities under FIN 46(R) in accordance with EITF Issue No. 04-5, SOP 78-9 APB 18, and EITF Topic D-46.

During 2006, the Company engaged in the following transactions impacting our investments in unconsolidated real estate entities.

- *Town Run Associates* — In the fourth quarter of 2006, the Company purchased its partner's interest in Avalon Run for $58,500. Town Run Associates was formed as a general partnership in November 1994 to develop, own and operate Avalon Run, a 426 apartment-home community located in Lawrenceville, New Jersey. Avalon Run is currently a wholly-owned community and has since been consolidated for financial reporting purposes.
- *Avalon Terrace, LLC* — In December 2006, the Company and its joint venture partner sold Avalon Bedford to an unrelated third party for a sales price of $79,100. The Company's share of the gain calculated in accordance with GAAP was $6,609 and is included in equity income of unconsolidated entities on the accompanying Consolidated Statements of Operations and Other Comprehensive Income. The Company acquired Avalon Bedford, a 368 apartment-home community located in Stamford, Connecticut in December 1998. In May 2000, the Company transferred Avalon Bedford to Avalon Terrace, LLC and subsequently admitted a joint venture partner, while retaining a 25% ownership interest in this limited liability company for an investment of $5,394 and a right to 50% of cash flow distributions after achievement of a threshold return.

As of December 31, 2006, the Company had investments in the following real estate entities:

- *Town Grove, LLC* — The limited liability corporation was formed in December 1997 to develop, own and operate Avalon Grove, a 402 apartment-home community located in Stamford, Connecticut. Since formation of this venture, the Company has invested $12,600, and following a preferred return on all contributed equity (which was achieved in 2006), has a 50% ownership and a 50% cash flow and residual economic interest. The Company is responsible for the day-to-day operations of the Avalon Grove community and is the management agent subject to the terms of a management agreement. The development of Avalon Grove was funded through contributions from the Company and the other venture partner, and therefore Avalon Grove is not subject to any outstanding debt as of December 31, 2006. This community is unconsolidated for financial reporting purposes and is accounted for under the equity method.
- *Arna Valley View LP* — In connection with the municipal approval process for the development of a consolidated community, the Company agreed to participate in the formation of a limited partnership in February 1999 to develop, finance, own and operate Arna Valley View, a 101 apartment-home community located in Arlington, Virginia. This community has affordable rents for 100% of apartment homes related to the tax-exempt bond financing and tax credits used to finance construction of the community. A subsidiary of the Company is the general partner of the partnership with a 0.01% ownership interest. The Company is responsible for the day-to-day operations of the community and is the management agent subject to the terms of a management agreement. As of December 31, 2006, Arna Valley View has $5,793 of variable rate, tax-exempt bonds

outstanding, which mature in June 2032. In addition, Arna Valley View has $4,834 of 4% fixed rate county bonds outstanding that mature in December 2030. Arna Valley View's debt is neither guaranteed by, nor recoursed to the Company. Due to the Company's limited ownership in this venture and the terms of the management agreement regarding the rights of the limited partners, it is accounted for using the cost method.

- *CVP I, LLC* — In February 2004, the Company entered into a joint venture agreement with an unrelated third-party for the development of Avalon Chrystie Place, a 361 apartment-home community located in New York, New York, for which construction was completed in late 2005. The Company has contributed $6,270 to this joint venture and holds a 20% equity interest (with a right to 50% of distributions after achievement of a threshold return, which was not achieved in 2006). The Company is the managing member of CVP I, LLC, however property management services at the community are performed by an unrelated third party. In connection with the construction management services that the Company provided to CVP I, LLC during the development of Avalon Chrystie Place, the Company provided a construction completion guarantee to the construction loan lender in order to fulfill their standard financing requirements related to the construction financing. Upon completion of the construction of Avalon Chrystie Place in 2006, the Company was released from all obligations associated with this guarantee.

  As of December 31, 2006, CVP I, LLC has tax-exempt variable rate bonds in the amount of $117,000 outstanding, which have a permanent credit enhancement and mature in February 2036. The Company has guaranteed, under limited circumstance, the repayment to the credit enhancer of any advance in fulfillment of CVP I, LLC's repayment obligations under the bonds. The Company has also guaranteed the credit enhancer that CVP I, LLC will obtain a final certificate of occupancy for the project overall once tenant improvements related to a retail tenant are complete, which is expected in 2007. The Company's 80% partner in this venture has agreed that it will reimburse us its pro rata share of any amounts paid relative to these guaranteed obligations. The Company does not currently expect to incur any liability under either of these guarantees. The estimated fair value of, and the Company's obligation under these guarantees, both at inception and as of December 31, 2006 were not significant. As a result the Company has not recorded any obligation associated with these guarantees at December 31, 2006. This community is unconsolidated for financial reporting purposes and is accounted for under the equity method.

- *Avalon Del Rey Apartments, LLC*—In March 2004, the Company entered into an agreement with an unrelated third-party which provided that, upon construction completion, Avalon Del Rey would be owned and operated by a joint venture between the Company and the third party. Avalon Del Rey is a 309 apartment-home community located in Los Angeles, California. Construction for Avalon Del Rey was completed during the third quarter of 2006. During the fourth quarter of 2006, the third-party venture partner invested $49,000 and was granted a 70% ownership interest in the venture, with the Company retaining a 30% equity interest (see Note 7, "Real Estate Disposition Activities"). The Company will continue to be responsible for the day-to-day operations of the community and will be the management agent subject to the terms of a management agreement. Avalon Del Rey Apartments, LLC has a variable rate $50,000 secured construction loan, of which $40,845 is outstanding as of December 31, 2006 and which matures in September 2007. In conjunction with the construction management services that the Company provided to Avalon Del Rey Apartments, LLC, the Company has provided a construction completion guarantee to the construction loan lender in order to fulfill their standard financing requirements related to construction financing. The obligation of the Company under this guarantee will terminate following satisfaction of the lender's standard completion requirements, which the Company expects to occur in 2007.

  In conjunction with the admittance of the joint venture partner to the LLC, the Company provided the third-party investor an operating guarantee. This guarantee, which extends for one year, provides that if the one-year return for the initial year of the joint venture partner's investment is less than a threshold return of 7% on its initial equity investment, that the Company will pay the joint venture partner an amount equal to the shortfall, up to the 7% threshold return required. The maximum exposure of this guarantee is approximately $3,400. As of December 31, 2006 the cash flows and return on investment for Avalon Del Rey are expected to meet and exceed the initial year threshold return required by our joint venture partner. As a result, the estimated fair value of this guarantee is insignificant, and the Company has therefore not recorded any liability associated with this guarantee as of December 31, 2006.

  The sale of the 70% ownership interest is being accounted for under the deposit method of accounting pursuant to SFAS 66, with the recognition of the sale deferred until the Company is relieved of its obligation under the operating guarantee. Accordingly, the Company continues to consolidate this community for financial reporting purposes, reporting the joint venture partner's interest in the net assets of the LLC as a component of accrued expenses and other liabilities, and recognizing the joint venture partner's interest in the operating results of the LLC as a component of minority interest in consolidated partnerships.

- *Juanita Construction, Inc.* — In April 2004, a taxable REIT subsidiary of the Company entered into an agreement to develop Avalon at Juanita Village, a 211 apartment-home community located in Kirkland, Washington, for which construction was completed in late 2005. Avalon at Juanita Village was developed through Juanita Construction, Inc., a wholly-owned taxable REIT subsidiary and was sold to a joint venture in the first quarter of 2006, at which point, the subsidiary was reimbursed for all the costs of construction and retained a promoted residual interest in the profits of the joint venture. The third-party joint venture partner received a 100% equity interest in the joint venture and will control the joint venture. The Company was engaged to manage the community for a property management fee. This community is unconsolidated for financial reporting purposes effective with the sale to the joint venture.

- *MVP I, LLC* — In December 2004, the Company entered into a joint venture agreement with an unrelated third party for the development of Avalon at Mission Bay North II. Construction for Avalon at Mission Bay North II, a 313 apartment-home community located in San Francisco, California was completed in December 2006. The Company has contributed $5,902 to this venture and holds a 25% equity interest. The Company will be responsible for the day-to-day operations of the community and will be the management agent subject to the terms of a management agreement. MVP I, LLC has a variable rate $94,400 secured construction loan, of which $76,739 is outstanding as of December 31, 2006 and which matures in September 2010, assuming exercise of two one-year extensions. In conjunction with the construction management services that the Company provided to MVP I, LLC, the Company has provided a construction completion guarantee to the construction loan lender in order to fulfill their standard financing requirements related to construction financing. Under the terms of the guarantee, in the event of default, the Company would be required to make payment for any excess cost to complete construction over remaining unused loan proceeds. The obligation of the Company under this guarantee will terminate once all of the lender's standard completion requirements have been satisfied, which the Company expects to occur in 2007. The estimated fair value of and the Company's obligation under this guarantee, both at inception and as of December 31, 2006 was not significant and therefore no liability for this guarantee has been recorded by the Company at December 31, 2006. This community is unconsolidated for financial reporting purposes and is accounted for under the equity method.

- *AvalonBay Value Added Fund, L.P., (the "Fund")* — In March 2005, the Company admitted outside investors into the Fund, a private, discretionary investment vehicle, which will acquire and operate communities in the Company's markets. The Fund will serve, until March 16, 2008 or until 80% of its committed capital is invested, as the principal vehicle through which the Company will acquire apartment communities, subject to certain exceptions. The Fund has nine institutional investors, including the Company, and a combined equity capital commitment of $330,000. A significant portion of the investments made in the Fund by its investors are being made through AvalonBay Value Added Fund, Inc., a Maryland corporation that qualifies as a REIT under the Internal Revenue Code (the "Fund REIT"). A wholly-owned subsidiary of the Company is the general partner of the Fund and has committed $50,000 to the Fund and the Fund REIT, representing a 15.2% combined general partner and limited partner equity interest, with $22,944 of this commitment funded as of December 31, 2006. Under the Fund documents, the Fund has the ability to employ leverage of up to 65% on a portfolio basis, which, if achieved, would enable the Fund to invest up to approximately $940,000. Upon the admittance of the outside investors, the Fund held four communities, containing a total of 879 apartment homes with an aggregate gross real estate value of $112,852, that were acquired in 2004. Prior to the admittance of outside investors, the Fund was directly or indirectly wholly-owned by the Company, and therefore the revenues and expenses, and assets and liabilities of these four communities were consolidated in the Company's results of operations and financial position. However, upon admittance of the outside investors in March 2005, the Company deconsolidated the revenue and expenses, and assets and liabilities of these four communities and accounts for its 15.2% equity interest in the Fund under the equity method of accounting. The Company received net proceeds of $87,948 as reimbursement for acquiring and warehousing these communities. The Company receives asset management fees, property management fees and redevelopment fees, as well as a promoted interest if certain thresholds are met (which were not achieved in 2006).

As of December 31, 2006, the Fund owns the following 13 communities, subject to certain mortgage debt. In addition, as of December 31, 2006, the Fund has $57,400 outstanding under its variable rate credit facility, which matures in January 2008. The Company has not guaranteed any of the Fund debt, nor does it have any obligation to fund this debt should the Fund be unable to do so.

- Avalon at Redondo Beach, a 105 apartment-home community located in Los Angeles, California. As of December 31, 2006, Avalon at Redondo Beach has $16,765 in 4.8% fixed rate debt outstanding, which matures in October 2011;
- Avalon Lakeside, a 204 apartment-home community located in Chicago, Illinois. As of December 31, 2006, Avalon Lakeside has no debt outstanding;
- Avalon Columbia, a 170 apartment-home community located in Baltimore, Maryland. As of December 31, 2006, Avalon Columbia has $16,575 in 5.3% fixed rate debt outstanding, which matures in April 2012;
- Avalon Redmond, a 400 apartment-home community located in Seattle, Washington. As of December 31, 2006, Avalon Redmond has $31,500 in 5.0% fixed rate debt outstanding, which matures in July 2012;
- Avalon at Poplar Creek, a 196 apartment-home community located in Chicago, Illinois. As of December 31, 2006, Avalon at Poplar Creek has $16,500 in 4.8% fixed rate debt outstanding, which matures in October 2012;
- Fuller Martel, an 82 apartment-home community located in Los Angeles, California. As of December 31, 2006, Fuller Martel has $11,500 in 5.4% fixed rate debt outstanding, which matures in February 2014;
- Civic Center Place, a 192 apartment-home community located in Norwalk, California. As of December 31, 2006, Civic Center Place has $23,806 in 5.3% fixed rate debt outstanding, which matures in August 2013;

- Paseo Park, a 134 apartment-home community located in Fremont, California. As of December 31, 2006, Paseo Park has $11,800 in 5.7% fixed rate debt outstanding, which matures in November 2013;
- Aurora at Yerba Buena, a 160 apartment-home community located in San Francisco, California. As of December 31, 2006, Aurora at Yerba Buena has $41,500 in 5.9% fixed rate debt outstanding, which matures in March 2014;
- Avalon at Aberdeen Station, a 290 apartment-home community located in Aberdeen, New Jersey. As of December 31, 2006, Avalon at Aberdeen Station has $34,456 in 5.7% fixed rate debt outstanding, which matures in September 2013;
- The Springs, a 320 apartment-home community located in Corona, California. As of December 31, 2006, The Springs has $26,000 in 6.1% fixed rate debt outstanding, which matures in October 2014;
- The Covington, a 256 apartment-home community located in Lombard, Illinois. As of December 31, 2006, The Covington has $17,243 in 5.4% fixed rate debt outstanding, which matures in January 2014; and
- Cedar Valley, a 156 apartment-home community located in Columbia, Maryland. As of December 31, 2006, Cedar Valley has $12,000 in 6.3% variable rate debt outstanding, which matures in February 2007.

In addition, as part of the formation of the Fund, the Company has provided to one of the limited partners a guarantee. The guarantee provides that, if, upon final liquidation of the Fund, the total amount of all distributions to that partner during the life of the Fund (whether from operating cash flow or property sales) does not equal the total capital contributions made by that partner, then the Company will pay the partner an amount equal to the shortfall, but in no event more than 10% of the total capital contributions made by the partner (maximum of approximately $3,400 as of December 31, 2006). As of December 31, 2006, the fair value of the real estate assets owned by the Fund is considered adequate to cover such potential payment under a liquidation scenario. The estimated fair value of and the Company's obligation under this guarantee, both at inception and as of December 31, 2006 was not significant and therefore the Company has not recorded any obligation for this guarantee as of December 31, 2006.

The following is a combined summary of the financial position of the entities accounted for using the equity method, as of the dates presented:

	12-31-06	12-31-05
Assets:		
Real estate, net	$707,227	$520,556
Other assets	55,716	40,485
Total assets	$762,943	$561,041
Liabilities and partners' capital:		
Mortgage notes payable and credit facility	$510,784	$332,760
Other liabilities	33,505	26,745
Partners' capital	218,654	201,536
Total liabilities and partners' capital	$762,943	$561,041

The following is a combined summary of the operating results of the entities accounted for using the equity method, for the years presented:

	For the year ended		
	12-31-06	12-31-05	12-31-04
Rental income	$67,207	$35,826	$21,148
Operating and other expenses	(31,281)	(19,582)	(8,291)
Gain on sale of communities	26,661	—	—
Interest expense, net	(23,142)	(7,648)	(1,786)
Depreciation expense	(18,054)	(8,482)	(4,003)
Net income	$21,391	$ 114	$ 7,068

In March 2005, the Company purchased its joint venture partner's 75% interest in AvalonBay Redevelopment, LLC, the limited liability company that owns Avalon on the Sound, which was developed through the joint venture in 2001. Prior to December 31, 2004, the Company had a repurchase option for Avalon on the Sound and accounted for its investment as a profit-sharing arrangement as required by SFAS No. 66, "Accounting for Sales of Real Estate." The income allocated to the controlling partner is shown as venture partner interest in profit-sharing on the Company's Consolidated Statements of Operations and Other Comprehensive Income for the year ended December 31, 2004. The repurchase option expired in December 2004, and therefore as of December 31, 2004 and for the three months ended March 31, 2005, the Company accounted for its 25% interest in Avalon on the Sound under the equity method of accounting. Due to the purchase of the remaining 75% equity interest, this entity was consolidated as of April 1, 2005.

In conjunction with the acquisition and development of the investments in unconsolidated entities, the Company incurred costs in excess of its equity in the underlying net assets of the respective investments. These costs represent $7,491 at December 31, 2006 and $8,806 at December 31, 2005 of the respective investment balances.

Investments in Unconsolidated Non-Real Estate Entities In February 2005, the Company sold its interest in a technology venture that was accounted for under the cost method. As a result of this transaction, the Company received net proceeds of approximately $6,700 and recognized a gain on the sale of this investment of $6,252, which is reflected in equity in income of unconsolidated entities on the accompanying Consolidated Statement of Operations and Other Comprehensive Income for the year ended December 31, 2005. Under the terms of the sale, certain proceeds were escrowed to secure the purchaser's rights to indemnification. Any amounts not used for this purpose were distributed to the former investors in the venture in 2006. For the year ended December 31, 2006, the Company recognized $433 for the final installment of the gain on this sale upon release of this escrow.

The following is a summary of the Company's equity in income of unconsolidated entities for the years presented:

	For the year ended		
	12-31-06	12-31-05	12-31-04
Town Grove, LLC	$1,457	$1,286	$ 950
CVP I, LLC	(68)	(339)	—
Town Run Associates	298	266	43
Avalon Terrace, LLC	6,736	58	(28)
MVP I, LLC	(662)	(57)	—
AvalonBay Value Added Fund, L.P.	(799)	(341)	—
AvalonBay Redevelopment, LLC	—	73	—
Rent.com	433	6,252	135
Constellation Real Technologies	60	—	—
Total	$7,455	$7,198	$1,100

7. Real Estate Disposition Activities

During the year ended December 31, 2006, the Company sold four communities, containing a total of 1,036 apartment homes, including one community that was previously held by a joint venture entity (see Note 6, "Investments in Unconsolidated Entities"). These communities were sold for a gross sales price of approximately $261,850, resulting in net proceeds of $218,492 and a GAAP gain of $104,020. Details regarding the community asset sales are summarized in the following table:

Community Name	Location	Period of sale	Apartment homes	Debt	Gross sales price	Net proceeds
Avalon Estates	Boston, MA	Q106	162	$ —	$ 34,550	$ 33,563
Avalon Cupertino	San Jose, CA	Q106	311	—	88,000	86,602
Avalon Corners	Stamford, CT	Q206	195	—	60,200	58,248
Avalon Bedford [1]	Stamford, CT	Q406	368	37,200	79,100	40,079
Total of all 2006 asset sales			1,036	$37,200	$261,850	$218,492
Total of all 2005 asset sales			1,305	$ —	$351,450	$344,185
Total of all 2004 asset sales			1,360	$38,735	$241,050	$210,001

[1] The Company held a 25% ownership interest and right to 50% of cash flow distributions after achievement of a threshold return for this community

As of December 31, 2006, the Company had one community, Avalon Del Rey, that qualified as held for sale under the provisions of SFAS No. 144. In 2006, the Company admitted a third-party partner into the joint venture entity that owns Avalon Del Rey (see Note 6, "Investments in Unconsolidated Entities"). However, due to the operating guarantee provided to the joint venture partner, the Company will account for its investment under the deposit method as required by SFAS No. 66, "Accounting for Sales of Real Estate." As a result, the Company has classified the real estate assets (which are net of an impairment charge taken on the land in 2002, as well as accumulated depreciation recorded through December 31, 2006) and the related liabilities for Avalon Del Rey as held for sale, as separate captions in the accompanying Consolidated Balance Sheets. However, due to the continuing involvement of the Company through its 30% ownership interest and its role as the managing member in the venture, Avalon Del Rey has been and will continue to be reported as a component of continuing operations on the accompanying Consolidated Financial Statements.

Also, in accordance with the requirements of SFAS No. 144, the operations for any communities sold from January 1, 2004 through December 31, 2006 have been presented as discontinued operations in the accompanying Consolidated Financial Statements. Accordingly, certain reclassifications have been made in prior periods to reflect discontinued operations consistent with current period presentation.

The following is a summary of income from discontinued operations for the periods presented:

	For the year ended		
	12-31-06	12-31-05	12-31-04
Rental income	$1,787	$26,867	$ 48,018
Operating and other expenses	(639)	(8,684)	(15,646)
Interest expense, net	—	—	(525)
Minority interest expense	—	—	(37)
Depreciation expense	—	(3,241)	(10,676)
Income from discontinued operations	$1,148	$14,942	$ 21,134

The Company's Consolidated Balance Sheets include other assets (excluding net real estate) of $1,558 and $1,599, and other liabilities of $42,985 and $38,352 as of December 31, 2006 and December 31, 2005, respectively, relating to real estate assets sold or held for sale.

The Company sold three parcels of land, one located in Jersey City, New Jersey, one in Danvers, Massachusetts, and one in Bedford, Massachusetts, for an aggregate gross sales price of $19,635 and an aggregate GAAP gain of $13,519. The Company had gains on the sales of land parcels of $4,479 in 2005, and $1,138 in 2004.

8. Commitments and Contingencies

Employment Agreements and Arrangements As of December 31, 2006, the Company had employment agreements with four executive officers. The employment agreements provide for severance payments and generally provide for accelerated vesting of stock options and restricted stock in the event of a termination of employment (except for a termination by the Company with cause or a voluntary termination by the employee). The current terms of these agreements end on dates that vary between December 2007 and November 2008. The employment agreements provide for one-year automatic renewals (two years in the case of the Chief Executive Officer ("CEO")) after the initial term unless an advance notice of non-renewal is provided by either party. Upon a notice of non-renewal by the Company, each of the officers may terminate his employment and receive a severance payment. Upon a change in control, the agreements provide for an automatic extension of up to three years from the date of the change in control. The employment agreements provide for base salary and incentive compensation in the form of cash awards, stock options and stock grants subject to the discretion of, and attainment of performance goals established by the Compensation Committee of the Board of Directors.

The Company's stock incentive plan, as described in Note 10, "Stock-Based Compensation Plans," provides that upon an employee's Retirement (as defined in the plan documents) from the Company, all outstanding stock options and restricted shares of stock held by the employee will vest, and the employee will have up to 12 months to exercise any options held upon retirement. Under the plan, Retirement means a termination of employment, other than for cause, after attainment of age 50, provided that (i) the employee has worked for the Company for at least 10 years, (ii) the employee's age at Retirement plus years of employment with the Company equals at least 70, (iii) the employee provides at least six months written notice of his intent to retire, and (iv) the employee enters into a one year non-compete and employee non-solicitation agreement.

The Company also has an Officer Severance Program (the "Program") for the benefit of those officers of the Company who do not have employment agreements. Under the Program, in the event an officer who is not otherwise covered by a severance arrangement is terminated (other than for cause) within two years following a change in control (as defined) of the Company, such officer will generally receive a cash lump sum payment equal to the sum of such officer's base salary and cash bonus, as well as accelerated vesting of stock options and restricted stock. Costs related to the Company's employment agreements and the Program are accounted for in accordance with SFAS No. 5, "Accounting for Contingencies," and therefore are recognized when considered by management to be probable and estimable.

Construction and Development Contingencies In connection with the pursuit of a Development Right in Pleasant Hill, California, $125,000 in bond financing was issued by the Contra Costa County Redevelopment Agency (the "Agency") in connection with the possible future construction of a multifamily rental community by PHVP I, LLC. The bond proceeds were immediately invested in their entirety in a guaranteed investment contract ("GIC") administered by a trustee. This Development Right is planned as a mixed-use development, with residential, for-sale, retail and office components. The bond proceeds will remain in the GIC until at least June 1, 2007, but no later than December 5, 2007, at which time a loan will be made to PHVP I, LLC to fund construction of the multifamily portion of the development, or the bonds will be redeemed by the Agency. Although the Company does not have any equity or economic interest in PHVP I, LLC at this time, the Company holds an option to make a capital contribution to PHVP I, LLC in exchange for a 99% general partner interest in the entity. Should the Company decide not to exercise this option, the bonds will be redeemed, and a loan will not be made to PHVP I, LLC. The bonds are payable from the proceeds of the GIC and are non-recourse to both PHVP I, LLC and to the Company. There is no loan payable outstanding by PHVP I, LLC as of December 31, 2006.

In addition, as part of providing construction management services to PHVP I, LLC for the construction of a public garage, the Company has provided a construction completion guarantee to the related lender in order to fulfill their standard financing requirements related to the garage construction financing. The Company's obligations under this guarantee will terminate following construction completion of the garage once all of the lender's standard completion requirements have been satisfied, which the Company currently expects to occur in 2008. In the third quarter of 2006, significant modifications were requested by the local transit authority to change the garage structure design. The Company does not believe that the requested design changes will impact the construction schedule. However, it is expected that these changes will increase the original budget by an amount up to $5,000. The Company believes that substantially all potential additional amounts are reimbursable from unrelated third parties. At this time, The Company does not believe that it is probable that it will incur any additional costs. The estimated fair value of and the Company's obligation under this guarantee, both at inception and as of December 31, 2006 was not significant and therefore the Company has not recorded any obligation for this guarantee as of December 31, 2006.

Legal Contingencies The Company is currently involved in litigation alleging that 100 communities currently or formerly owned by us violate the accessibility requirements of the Fair Housing Act and the Americans with Disabilities Act. The lawsuit, Equal Rights Center v. AvalonBay Communities, Inc., was filed on September 23, 2005 in the federal district court in Maryland. The plaintiff seeks compensatory and punitive damages in unspecified amounts as well as injunctive relief (such as modification of existing communities), an award of attorneys' fees, expenses and costs of suit. The Company has filed a motion to dismiss all or parts of the suit, which has not been ruled on yet by the court. The Company cannot predict or determine the outcome of this lawsuit, nor is it reasonably possible to estimate the amount of loss, if any, that would be associated with an adverse decision.

During 2006, the Company determined that contaminated soil from imported fill was delivered to its Avalon Lyndhurst development site by third parties. The contaminants exceeded allowable levels for residential use under New Jersey state and local regulations. The remediation effort is substantially complete. The Company has estimated that the net cost associated with this remediation effort after considering insurance proceeds received to date, including costs associated with construction delays, is expected to be approximately $7,500. The Company is pursuing the recovery of these additional net costs through its insurance as well as from the third parties involved, but no assurance can be given as to the amount or timing of reimbursements to the Company. The Company is recording these incremental costs as they are incurred, and potential recoveries as they become certain or are received. Although the estimated costs to complete construction of this community exceed the original construction budget, the Company does not expect that, upon completion, there will be an impairment in value of this asset which would require a write down in the carrying value. The Company will continue to review this assessment based on changes in circumstances or market conditions.

In addtion, the Company is subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are frequently covered by insurance. If it has been determined that a loss is probable to occur, the estimated amount of the loss is expensed in the financial statements. While the resolution of these matters cannot be predicted with certainty, management currently believes the final outcome of such matters will not have a material adverse effect on the financial position or results of operations of the Company. However, if these matters are resolved unfavorably, they may have a material adverse effect on the Company's financial position and results of operations.

Lease Obligations The Company owns nine apartment communities which are located on land subject to land leases expiring between November 2028 and March 2142. In addition, the Company leases certain office space. These leases are accounted for as operating leases under SFAS No. 13, "Accounting for Leases." These leases have varying escalation terms, and three of these leases have purchase options exercisable between 2006 and 2052. The Company incurred costs of $4,231, $4,486 and $4,399 in the years ended December 31, 2006, 2005 and 2004, respectively, related to these leases.

The following table details the future minimum lease payments under the Company's current leases:

Payments due by period

2007	2008	2009	2010	2011	Thereafter
$8,045	$8,288	$8,123	$8,091	$8,065	$1,828,108

9. Segment Reporting

The Company's reportable operating segments include Established Communities, Other Stabilized Communities, and Development/ Redevelopment Communities. Annually as of January 1st, the Company determines which of its communities fall into each of these categories and maintains that classification, unless disposition plans regarding a community change, throughout the year for the purpose of reporting segment operations.

- *Established Communities (also known as Same Store Communities)* are communities where a comparison of operating results from the prior year to the current year is meaningful, as these communities were owned and had stabilized occupancy and operating expenses as of the beginning of the prior year. For the year ended December 31, 2006, the Established Communities are communities that are consolidated for financial reporting purposes, had stabilized occupancy and operating expenses as of January 1, 2005, are not conducting or planning to conduct substantial redevelopment activities and are not held for sale or planned for disposition within the current year. A community is considered to have stabilized occupancy at the earlier of (i) attainment of 95% physical occupancy or (ii) the one-year anniversary of completion of development or redevelopment.
- *Other Stabilized Communities* includes all other completed communities that have stabilized occupancy, as defined above. Other Stabilized Communities do not include communities that are conducting or planning to conduct substantial redevelopment activities within the current year.
- *Development/Redevelopment Communities* consists of communities that are under construction and have not received a final certificate of occupancy, communities where substantial redevelopment is in progress or is planned to begin during the current year and communities under lease-up, that had not reached stabilized occupancy, as defined above, as of January 1, 2006.

In addition, the Company owns land held for future development and has other corporate assets that are not allocated to an operating segment.

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires that segment disclosures present the measure(s) used by the chief operating decision maker for purposes of assessing such segments' performance. The Company's chief operating decision maker is comprised of several members of its executive management team who use Net Operating Income ("NOI") as the primary financial measure for Established Communities and Other Stabilized Communities. NOI is defined by the Company as total revenue less direct property operating expenses. Although the Company considers NOI a useful measure of a community's or communities' operating performance, NOI should not be considered an alternative to net income or net cash flow from operating activities, as determined in accordance with GAAP. NOI excludes a number of income and expense categories as detailed in the reconciliation of NOI to net income.

A reconciliation of NOI to net income for the years ended December 31, 2006, 2005 and 2004 is as follows:

	For the year ended		
	12-31-06	12-31-05	12-31-04
Net income	$278,399	$322,378	$219,745
Indirect operating expenses, net of corporate income	28,809	26,675	26,612
Investments and investment management	7,033	4,834	4,690
Interest expense, net	111,046	127,099	131,103
General and administrative expense	24,767	25,761	18,074
Equity in income of unconsolidated entities	(7,455)	(7,198)	(1,100)
Minority interest in consolidated partnerships	573	1,481	150
Venture partner interest in profit-sharing	—	—	1,178
Depreciation expense	162,896	158,822	151,991
Cumulative effect of change in accounting principle	—	—	(4,547)
Gain on sale of real estate assets	(110,930)	(199,766)	(122,425)
Income from discontinued operations	(1,148)	(14,942)	(21,134)
Net operating income	$493,990	$445,144	$404,337

The primary performance measure for communities under development or redevelopment depends on the stage of completion. While under development, management monitors actual construction costs against budgeted costs as well as lease-up pace and rent levels compared to budget.

The table on the following page provides details of the Company's segment information as of the dates specified. The segments are classified based on the individual community's status as of the beginning of the given calendar year. Therefore, each year the composition of communities within each business segment is adjusted. Accordingly, the amounts between years are not directly comparable. The accounting policies applicable to the operating segments described above are the same as those described in Note 1, "Organization and Significant Accounting Policies." Segment information for the years ended December 31, 2006, 2005 and 2004 has been adjusted for the communities that were sold from January 1, 2004 through December 31, 2006 as described in Note 7, "Real Estate Disposition Activities."

	Total revenue	NOI	% NOI change from prior year	Gross real estate[1]
For the year ended December 31, 2006				
Established				
Northeast	$204,374	$137,379	5.1%	$1,263,190
Mid-Atlantic	100,462	72,033	12.5%	591,996
Midwest	11,478	7,121	7.4%	92,408
Pacific Northwest	33,103	21,819	13.0%	316,089
Northern California	153,151	107,135	11.6%	1,441,418
Southern California	57,632	41,572	9.1%	373,421
Total Established	560,200	387,059	9.1%	4,078,522
Other Stabilized	93,878	59,432	n/a	865,338
Development / Redevelopment	76,356	47,499	n/a	1,324,929
Land Held for Future Development	n/a	n/a	n/a	209,568
Non-allocated[2]	6,866	n/a	n/a	35,183
Total	$737,300	$493,990	10.9%	$6,513,540
For the year ended December 31, 2005				
Established				
Northeast	$167,636	$111,734	3.5%	$1,062,981
Mid-Atlantic	68,575	48,613	3.9%	387,801
Midwest	11,113	6,627	7.1%	91,755
Pacific Northwest	30,080	19,312	8.0%	315,331
Northern California	146,432	99,769	3.5%	1,489,363
Southern California	48,800	35,319	6.7%	331,315
Total Established	472,636	321,374	4.2%	3,678,546
Other Stabilized	77,552	50,621	n/a	653,399
Development / Redevelopment	116,144	73,149	n/a	1,158,482
Land Held for Future Development	n/a	n/a	n/a	179,739
Non-allocated[2]	4,348	n/a	n/a	30,741
Total	$670,680	$445,144	10.1%	$5,700,907
For the year ended December 31, 2004				
Established				
Northeast	$135,059	$ 89,547	(2.5%)	$ 722,482
Mid-Atlantic	51,390	36,316	(0.2%)	273,774
Midwest	10,734	6,188	6.8%	91,121
Pacific Northwest	28,836	17,874	1.1%	314,717
Northern California	126,196	87,067	(5.9%)	1,270,848
Southern California	56,124	39,634	1.8%	401,204
Total Established	408,339	276,626	(1.2%)	3,074,146
Other Stabilized	111,894	71,744	n/a	1,068,859
Development / Redevelopment	93,096	55,967	n/a	1,019,396
Land Held for Future Development	n/a	n/a	n/a	156,350
Non-allocated[2]	515	n/a	n/a	27,401
Total	$613,844	$404,337	9.7%	$5,346,152

[1] Does not include gross real estate assets for discontinued operations of $65,075, $202,261 and $350,992 as of December 31, 2006, 2005 and 2004 respectively.

[2] Revenue represents third-party management, accounting and developer fees and miscellaneous income which are not allocated to a reportable segment.

10. Stock-Based Compensation Plans

The Company has a stock incentive plan (the "1994 Plan"), which was amended and restated on December 8, 2004, and amended on February 9, 2006 and December 6, 2006. Individuals who are eligible to participate in the 1994 Plan include officers, other associates, outside directors and other key persons of the Company and its subsidiaries who are responsible for or contribute to the management, growth or profitability of the Company and its subsidiaries. The 1994 Plan authorizes (i) the grant of stock options that qualify as incentive stock options ("ISOs") under Section 422 of the Internal Revenue Code, (ii) the grant of stock options that do not so qualify, (iii) grants of shares of restricted and unrestricted common stock, (iv) grants of deferred stock awards, (v) performance share awards entitling the recipient to acquire shares of common stock and (vi) dividend equivalent rights.

Shares of common stock of 1,791,861, 2,066,308 and 2,311,249 were available for future option or restricted stock grant awards under the 1994 Plan as of December 31, 2006, 2005 and 2004, respectively. Annually on January 1st, the maximum number available for issuance under the 1994 Plan is increased by between 0.48% and 1.00% of the total number of shares of common stock and DownREIT units actually outstanding on such date. Notwithstanding the foregoing, the maximum number of shares of stock for which ISOs may be issued under the 1994 Plan shall not exceed 2,500,000 and no awards shall be granted under the 1994 Plan after May 11, 2011. Options and restricted stock granted under the 1994 Plan vest and expire over varying periods, as determined by the Compensation Committee of the Board of Directors.

Before the Merger, Avalon had adopted its 1995 Equity Incentive Plan (the "Avalon 1995 Incentive Plan"). Under the Avalon 1995 Incentive Plan, a maximum number of 3,315,054 shares (or 2,546,956 shares as adjusted for the Merger) of common stock were issuable, plus any shares of common stock represented by awards under Avalon's 1993 Stock Option and Incentive Plan (the "Avalon 1993 Plan") that were forfeited, canceled, reacquired by Avalon, satisfied without the issuance of common stock or otherwise terminated (other than by exercise). Options granted to officers, non-employee directors and associates under the Avalon 1995 Incentive Plan generally vested over a three-year term, expire ten years from the date of grant and are exercisable at the market price on the date of grant.

In connection with the Merger, the exercise prices and the number of options under the Avalon 1995 Incentive Plan and the Avalon 1993 Plan were adjusted to reflect the equivalent Bay shares and exercise prices based on the 0.7683 share conversion ratio used in the Merger. Officers, non-employee directors and associates with Avalon 1995 Incentive Plan or Avalon 1993 Plan options may exercise their adjusted number of options for the Company's common stock at the adjusted exercise price. As of June 4, 1998, the date of the Merger, options and other awards ceased to be granted under the Avalon 1993 Plan or the Avalon 1995 Incentive Plan. Accordingly, there were no options to purchase shares of common stock available for grant under the Avalon 1995 Incentive Plan or the Avalon 1993 Plan at December 31, 2006, 2005 or 2004.

Information with respect to stock options granted under the 1994 Plan, the Avalon 1995 Incentive Plan and the Avalon 1993 Plan is as follows:

	1994 Plan shares	Weighted average exercise price per share	Avalon 1995 and Avalon 1993 Plan shares	Weighted average exercise price per share
Options Outstanding, December 31, 2003	2,979,265	$39.57	473,962	$37.32
Exercised	(1,167,679)	39.06	(287,700)	37.05
Granted	545,809	50.71	—	—
Forfeited	(80,577)	43.98	—	—
Options Outstanding, December 31, 2004	2,276,818	$42.39	186,262	$36.23
Exercised	(743,524)	41.89	(159,638)	37.82
Granted	725,988	70.09	—	—
Forfeited	(29,504)	55.66	—	—
Options Outstanding, December 31, 2005	2,229,778	$51.40	26,624	$37.09
Exercised	(592,308)	50.09	(22,384)	37.15
Granted	867,113	99.28	—	—
Forfeited	(17,344)	79.72	—	—
Options Outstanding, December 31, 2006	2,487,239	$69.65	4,240	$36.81
Options Exercisable:				
December 31, 2004	1,366,009	$39.72	186,262	$38.15
December 31, 2005	1,158,591	$42.45	26,624	$37.09
December 31, 2006	1,041,360	$47.99	4,240	$36.81

For options outstanding at December 31, 2006 under the 1994 Plan, 350,919 options had exercise prices ranging between $31.50 and $39.99 and a weighted average remaining contractual life of 3.0 years, 300,697 options had exercise prices ranging between $40.00 and $49.99 and a weighted average remaining contractual life of 4.7 years, 336,181 options had exercise prices between $50.00 and $59.99 and a weighted average remaining contractual life of 7.1 years, 637,142 options had exercise prices ranging between $69.93 and $79.99 and a weighted average remaining contractual life of 8.1 years, 851,800 options had exercise prices ranging between $81.42 and $99.99 and a weighted average remaining contractual life of 9.1 years, and 10,500 options had exercise prices between $103.00 and $123.03 and a weighted average remaining contractual life of 9.5 years. Options outstanding and exercisable at December 31, 2006 for the Avalon 1993 and Avalon 1995 Plans had exercise prices ranging from $35.31 to $37.66 and a weighted average contractual life of approximately one year and an intrinsic value of $395. Options outstanding under the 1994 Plan at December 31, 2006, had an intrinsic value of $153,922. Options exercisable at December 31, 2006 under the 1994 Plan had a weighted average contractual life of 5.3 years and an intrinsic value of $85,454. The intrinsic value of options exercised during 2006, 2005 and 2004 was $49,440, $80,271 and $133,003, respectively.

The weighted average fair value of the options granted during 2006 is estimated at $11.47 per share on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 5.0% over the expected life of the option, volatility of 17.61%, risk-free interest rates of 4.55% and an expected life of approximately 7 years. The weighted average fair value of the options granted during 2005 is estimated at $6.40 per share on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 5.5% over the expected life of the option, volatility of 17.56%, risk-free interest rates of 3.91% and an expected life of approximately 7 years. The weighted average fair value of the options granted during 2004 is estimated at $3.87 per share on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 6.05% over the expected life of the option, volatility of 17.28%, risk-free interest rates of 3.58% and an expected life of approximately 7 years. The cost related to stock-based employee compensation for employee stock options included in the determination of net income is based on estimated forfeitures for the given year. Estimated forfeitures are adjusted to reflect actual forfeitures at the end of the vesting period.

The Company issued restricted stock as part of its stock-based compensation plan during the years ended December 31, 2006, 2005 and 2004. Compensation cost is recognized over the requisite service period, which varies, but does not exceed five years. The fair value of restricted stock is the closing stock price on the date of the grant. Provisions of SFAS 123(R) require the Company to recognize compensation cost taking into consideration retirement eligibility. The cost related to stock-based compensation for restricted stock included in the determination of net income is based on actual forfeitures for the given year. Restricted stock awards typically vest over a five year period with the exception of accelerated vesting provisions, which are infrequent and occur on a case by case basis. Restricted stock vesting during 2006 had fair values ranging from $36.66 to $102.88 per share. The total fair value of shares vested was $7,655, $8,932, and $4,859 for the periods ended December 31, 2006, December 31, 2005 and December 31, 2004 respectively.

Total compensation cost recognized in income relating to deferred compensation for the years ended December 31, 2006, 2005 and 2004 was $10,095, $4,292 and $2,593 respectively. Total capitalized compensation cost for the years ended December 31, 2006, 2005 and 2004 was $4,014, $4,046 and $2,339 respectively. At December 31, 2006, there was a total of $8,490 and $11,560 in unrecognized compensation cost for unvested stock options and unvested restricted stock, respectively. The unrecognized compensation cost for stock options does not take into account estimated forfeitures. The unrecognized compensation cost for unvested stock options and restricted stock is expected to be recognized over a weighted average period of 1.9 years and 2.5 years, respectively.

In October 1996, the Company adopted the 1996 Non-Qualified Employee Stock Purchase Plan (as amended, the "ESPP"). Initially 1,000,000 shares of common stock were reserved for issuance under this plan. There are currently 789,312 shares remaining available for issuance under the plan. Full-time employees of the Company generally are eligible to participate in the ESPP if, as of the last day of the applicable election period, they have been employed by the Company for at least one month. All other employees of the Company are eligible to participate provided that, as of the applicable election period they have been employed by the Company for 12 months. Under the ESPP, eligible employees are permitted to acquire shares of the Company's common stock through payroll deductions, subject to maximum purchase limitations. The purchase period is a period of seven months beginning each April 1 and ending each October 30. The purchase price for common stock purchased under the plan is 85% of the lesser of the fair market value of the Company's common stock on the first day of the applicable purchase period or the last day of the applicable purchase period. The offering dates, purchase dates and duration of purchase periods may be changed, if the change is announced prior to the beginning of the affected date or purchase period. The Company issued 10,830 shares, 13,372 shares and 14,476 shares and recognized compensation expense of $173, $134 and $109 under the ESPP for the years ended December 31, 2006, 2005 and 2004, respectively. The Company accounts for transactions under the ESPP using the fair value method prescribed under SFAS No. 123(R), as further discussed in Note 1, "Organization and Significant Accounting Policies."

11. Fair Value of Financial Instruments

Cash and cash equivalent balances are held with various financial institutions and may at times exceed the applicable Federal Deposit Insurance Corporation limit. The Company monitors credit ratings of these financial institutions and the concentration of cash and cash equivalent balances with any one financial institution and believes the likelihood of realizing material losses from the excess of cash and cash equivalent balances over insurance limits is remote.

The following estimated fair values of financial instruments were determined by management using available market information and established valuation methodologies, including discounted cash flow. Accordingly, the estimates presented are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

- Cash equivalents, rents receivable, accounts and construction payable and accrued expenses, and other liabilities are carried at their face amounts, which reasonably approximate their fair values.
- Bond indebtedness and notes payable with an aggregate outstanding par amount of approximately $2,829,000 and $2,268,000 had an estimated aggregate fair value of $2,940,000 and $2,394,000 at December 31, 2006 and 2005, respectively.
- The Company reports all derivative instruments at fair value in accordance with SFAS No. 133, as recommended. See Note 5, "Derivative Instruments and Hedging Activities," for further discussion.

12. Related Party Arrangements

Unconsolidated Entities The Company manages unconsolidated real estate entities for which it receives asset management, property management, development and redevelopment fee revenue. From these entities, the Company received fees of $6,259, $4,304 and $604 in the years ended December 31, 2006, 2005 and 2004, respectively. These fees are included in management, development and other fees on the accompanying Consolidated Statements of Operations and Other Comprehensive Income.

In addition, in connection with the construction management services that the Company provided to MVP I, LLC, the entity that owns and developed Avalon at Mission Bay North II, the Company funds certain construction costs that are expected to be reimbursed through construction financing within 30 to 60 days. Construction was completed in 2005, and depending on the timing of such funding, the accompanying Consolidated Balance Sheets may reflect a corresponding receivable in prepaid expenses and other assets or a corresponding liability in accrued expenses and other liabilities. The Company has recorded receivables in the amounts of $5,654 as of December 31, 2006 and $6,653 as of December 31, 2005, from MVP I, LLC. The Company expects to be reimbursed through draws on a construction loan within 30 to 60 days.

Director Compensation The 1994 Plan provides that directors of the Company who are also employees receive no additional compensation for their services as a director. On May 14, 2003, the Company's Board of Directors approved an amendment to the 1994 Plan pursuant to which each non-employee director would receive, following the 2004 Annual Meeting of Stockholders and each annual meeting thereafter, (i) a number of shares of restricted stock (or deferred stock awards) having a value of $100 based on the last reported sale price of the common stock on the New York Stock Exchange ("NYSE") on the fifth business day following the prior year's annual meeting and (ii) $30 cash, payable in quarterly installments of $7.5. A non-employee director may elect to receive all or a portion of such cash payment in the form of a deferred stock award. In addition, the Lead Independent Director receives an annual fee of $30 payable in equal monthly installments of $2.5. In February 2006, the Company's Board of Directors approved another amendment to the 1994 Plan under which (i) following the 2006 Annual Meeting of Stockholders the cash payment was adjusted to $40, payable in quarterly installments of $10 and (ii) following the 2007 Annual Meeting of Stockholders, the number of shares of restricted stock (or deferred stock awards) will be calculated based on the closing price on the day of the award (rather than the closing price on the award date of the prior year). The Company recorded non-employee director compensation expense relating to the restricted stock grants, deferred stock awards and stock options in the amount of $1,013, $966 and $940 in the years ended December 31, 2006, 2005 and 2004, respectively as a component of general and administrative expense. Deferred compensation relating to these restricted stock grants, deferred stock awards and stock options was $778 and $579 on December 31, 2006 and December 31, 2005, respectively.

13. Quarterly Financial Information (Unaudited)

The following summary represents the quarterly results of operations for the years ended December 31, 2006 and 2005:

	For the three months ended			
	3-31-06	6-30-06	9-30-06	12-31-06
Total revenue	$175,158	$180,675	$187,667	$193,800
Income from continuing operations[1]	$ 47,582	$ 37,906	$ 45,076	$ 49,276
Income from discontinued operations[1]	$ 66,495	$ 32,063	—	—
Net income available to common stockholders	$111,902	$ 67,794	$ 42,901	$ 47,101
Net income per common share—basic[2]	$ 1.52	$ 0.91	$ 0.58	$ 0.63
Net income per common share—diluted[2]	$ 1.49	$ 0.90	$ 0.57	$ 0.62

	For the three months ended			
	3-31-05	6-30-05	9-30-05	12-31-05
Total revenue	$161,245	$165,586	$170,751	$173,098
Income from continuing operations[1]	$ 27,861	$ 29,977	$ 26,885	$ 27,426
Income from discontinued operations[1]	$ 41,749	$ 26,934	$ 72,243	$ 69,303
Net income available to common stockholders	$ 67,435	$ 54,736	$ 96,953	$ 94,554
Net income per common share—basic[2]	$ 0.93	$ 0.75	$ 1.32	$ 1.29
Net income per common share—diluted[2]	$ 0.92	$ 0.74	$ 1.30	$ 1.26

(1) Amounts may not equal previously reported results due to reclassification between income from continuing operations and income from discontinued operations.

(2) Anounts may not equal full year results due to rounding.

14. Subsequent Events

In January 2007, the Company filed a new shelf registration statement with the Securities and Exchange Commission, allowing the Company to sell an undetermined number or amount of certain debt and equity securities as defined in the prospectus. In addition, in conjunction with its inclusion in the S&P 500 Index in January 2007, the Company issued 4,600,000 shares of its common stock at $129.30 per share. Net proceeds in the amount of approximately $594,000 will be used for general corporate purposes.

In January 2007, the Company purchased a parcel of land located in New York, NY for $70,000. The Company expects to begin construction on this parcel of a 628 apartment-home community in the fourth quarter of 2007.

In January 2007, the Fund acquired Centerpoint, a newly constructed high-rise tower and separate, recently renovated historic mid-rise buildings located within a single downtown city block of Baltimore, MD. Centerpoint was acquired for a purchase price of $78,500. The community contains a total of 392 apartment homes and approximately 33,000 square feet of retail space.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
AvalonBay Communities, Inc.:

We have audited the accompanying consolidated balance sheets of AvalonBay Communities, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations and other comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AvalonBay Communities, Inc. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of AvalonBay Communities, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

McLean, Virginia
February 26, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
AvalonBay Communities, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting in Item 9a., that AvalonBay Communities, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AvalonBay Communities, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that AvalonBay Communities, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, AvalonBay Communities, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AvalonBay Communities, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations and other comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 of AvalonBay Communities, Inc. and our report dated February 26, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

McLean, Virginia
February 26, 2007

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NYSE under the ticker symbol AVB. The following table sets forth the quarterly high and low sales prices per share of our common stock for the years 2006 and 2005, as reported by the NYSE. On January 31, 2007 there were 795 holders of record of an aggregate of 79,344,557 shares of our outstanding common stock. The number of holders does not include individuals or entities who beneficially own shares but whose shares are held of record by a broker or clearing agency, but does include each such broker or clearing agency as one record holder.

	2006			2005		
	Sales Price		Dividends	Sales Price		Dividends
	High	Low	declared	High	Low	declared
Quarter ended March 31	$110.45	$ 88.95	$0.78	$75.59	$65.18	$0.71
Quarter ended June 30	$112.00	$100.50	$0.78	$81.80	$64.99	$0.71
Quarter ended September 30	$125.21	$110.27	$0.78	$88.23	$78.37	$0.71
Quarter ended December 31	$134.60	$119.31	$0.78	$92.99	$78.82	$0.71

We expect to continue our policy of paying regular quarterly cash dividends. However, dividend distributions will be declared at the discretion of the Board of Directors and will depend on actual cash from operations, our financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code and other factors as the Board of Directors may consider relevant. The Board of Directors may modify our dividend policy from time to time. In January 2007, we announced that our Board of Directors declared a dividend on our common stock for the first quarter of 2007 of $0.85 per share, a 9.0% increase over the previous quarterly dividend of $0.78 per share. The increased dividend will be payable on April 16, 2007 to all common stockholders of record as of April 2, 2007.

During the three months ended December 31, 2006, the Company issued (i) 2,287 shares of common stock in exchange for 2,287 units of limited partnership held by two limited partners of Bay Countrybrook, L.P., and (ii) 3,235 shares of common stock in exchange for 3,235 limited partnership units in Avalon DownREIT V, L.P. The shares were issued in reliance on an exemption from registration under Section 4(2) of the Securities Act of 1933. AvalonBay is relying on the exemption based on factual representations received from the limited partners who received these shares.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased (1)	(b) Average Price Paid per Share (1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)	(d) Maximum Dollar Amount that May Yet be Purchased Under the Plans or Programs (in thousands) (2)
Month Ended October 31, 2006	549	$ 121.78	—	$100,000
Month Ended November 30, 2006	757	$ 131.77	—	$100,000
Month Ended December 31, 2006	254	$ 127.91	—	$100,000

(1) Includes shares surrendered to the Company in connection with employee stock option exercises or vesting of restricted stock as payment of exercise price or as payment of taxes.

(2) As disclosed for the first time in our Form 10-K for the year ended December 31, 2005, our Board of Directors has adopted a Stock Repurchase Program under which we may acquire, from time to time, shares of common stock in the open market with an aggregate purchase price of up to $100,000,000. In 2006 and 2005, no purchases were made (a) under this program, or (b) outside of this program. In determining whether to repurchase shares, we consider a variety of factors, including our liquidity needs, the then current market price of our shares and the effect of the share repurchases on our per share earnings and FFO. There is no scheduled expiration date to this program.

This Annual Report, including the Letter to Shareholders, contains certain non-GAAP financial measures and other terms. The definition and calculation of these non-GAAP financial measures and other terms may differ from the definitions and methodologies used by other REITs and, accordingly, may not be comparable. The non-GAAP financial measures referred to below should not be considered an alternative to net income as an indication of our performance. In addition, these non-GAAP financial measures do not represent cash generated from operating activities in accordance with GAAP and therefore should not be considered as an alternative measure of liquidity or as indicative of cash available to fund cash needs.

Net Asset Value (NAV) Per Share

The estimated market value of a Company's assets less the estimated market value of all current and long-term liabilities divided by the number of outstanding common shares and operating partnership units.

Fixed Charge Coverage (Interest Coverage)

EBITDA from continuing operations, excluding land gains, divided by the sum of interest expense, net, and preferred dividends. Interest Coverage is presented by the Company because it provides rating agencies and investors an additional means of comparing our ability to service debt obligations to that of other companies. EBITDA is defined by the Company as net income before interest income and expense, income taxes, depreciation and amortization.

A reconciliation of EBITDA and a calculation of Interest Coverage for the fourth quarter of 2006 are as follows (dollars in thousands):

Net income	$ 49,276
Interest expense, net	28,851
Depreciation expense	41,378
EBITDA	$119,505
EBITDA from continuing operations	$119,505
EBITDA from discontinued operations	—
EBITDA	$119,505
EBITDA from continuing operations	$119,505
Land loss	152
EBITDA from continuing operations, excluding land loss	$119,657
Interest expense, net	$ 28,851
Dividends attributable to preferred stock	2,175
Interest charges	$ 31,026
Interest coverage	3.9

Funds From Operations (FFO)

FFO is determined based on a definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"). See the section titled "Selected Financial Data" contained herein on page 16 for a definition and discussion of FFO. FFO is calculated by the Company as net income or loss computed in accordance with GAAP, adjusted for gains or losses on sales of previously depreciated operating communities, extraordinary gains or losses (as defined by GAAP), cumulative effect of a change in accounting principle and depreciation of real estate assets, including adjustments for unconsolidated partnerships and joint ventures. Management generally considers FFO to be an appropriate supplemental measure of operating performance because, by excluding gains or losses related to dispositions of previously depreciated operating communities and excluding real estate depreciation (which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates), FFO can help one compare the operating performance of a company's real estate between periods or as compared to different companies. A reconciliation of FFO to net income is as follows:

		For the Year Ended									
(dollars in thousands)	**12-31-06**	12-31-05	12-31-04	12-31-03	12-31-02	12-31-01	12-31-00	12-31-99	12-31-98	12-31-97	12-31-96
Net income	**$ 278,399**	$ 322,378	$ 219,745	$ 271,525	$ 173,618	$ 248,997	$ 210,604	$ 172,276	$ 123,535	$ 64,916	$ 51,651
Dividends attributable to preferred stock	**(8,700)**	(8,700)	(8,700)	(10,744)	(17,896)	(40,035)	(39,779)	(39,779)	(28,132)	(19,656)	(10,422)
Depreciation—real estate assets, including discontinued operations and joint venture adjustments	**164,769**	162,019	157,988	128,278	142,980	128,086	120,208	108,679	76,339	27,759	18,887
Minority interest expense, including discontinued operations	**391**	1,363	3,048	1,263	1,601	1,559	1,759	1,975	1,770	—	—
Cumulative effect of change in accounting principle	**—**	—	(4,547)	—	—	—	—	—	—	—	—
Gain on sale of unconsolidated entities holding previously depreciated real estate assets	**(6,609)**	—	—	—	—	—	—	—	—	—	—
Gain on sale of previously depreciated real estate assets	**(97,411)**	(195,287)	(121,287)	(159,756)	(48,893)	(62,852)	(40,779)	(47,093)	(25,270)	(677)	(7,850)
Funds from Operations attributable to common stockholders	**$ 330,819**	$ 281,773	$ 246,247	$ 230,566	$ 251,410	$ 275,755	$ 252,013	$ 196,058	$ 148,242	$ 72,342	$ 52,266
Weighted average common shares outstanding—diluted	**75,586,898**	74,759,318	73,354,956	70,203,467	70,674,211	69,781,719	68,140,998	66,110,664	51,771,247	28,431,823	23,691,447
EPS—diluted	**$ 3.57**	$ 4.21	$ 2.92	$ 3.73	$ 2.23	$ 3.02	$ 2.53	$ 2.03	$ 1.88	$ 1.59	$ 1.74
FFO per common share—diluted	**$ 4.38**	$ 3.77	$ 3.36	$ 3.28	$ 3.55	$ 3.95	$ 3.70	$ 2.97	$ 2.86	$ 2.54	$ 2.21

Initial Year Market Capitalization Rate (Cap Rate)

Projected NOI of a single community for the first 12 months of operations (assuming no repositioning), less estimates for non-routine allowance of approximately $200 - $300 per apartment home, divided by the gross sales price for the community. The gross sales price is adjusted for transaction costs and deferred maintenance in determining the Initial Year Market Cap Rate for acquisitions. Projected NOI, as referred to above, represents management's estimate of projected rental revenue minus projected operating expenses before interest, income taxes (if any), depreciation, amortization and extraordinary items. For this purpose, management's projection of operating expenses for the community includes a management fee of 3.0%–3.5%. The Initial Year Market Cap Rate, which may be determined in a different manner by others, is a measure frequently used in the real estate industry when determining the appropriate purchase price for a property or estimating the value for the property. Buyers may assign different Initial Year Market Cap Rates to different communities when determining the appropriate value because they (i) may project different rates of change in operating expenses and capital expenditure estimates and (ii) may project different rates of change in future rental revenue due to different estimates for changes in rent and occupancy levels. The weighted average Initial Year Market Cap Rate is weighted based on the gross sales price of each community (for dispositions) and on the expected total investment in each community (for acquisitions).

Leverage

Total debt as a percentage of Total Market Capitalization. Total Market Capitalization represents the aggregate of the market value of the Company's common stock, the market value of the Company's operating partnership units outstanding (based on the market value of the Company's common stock), the liquidation preference of the Company's preferred stock and the outstanding principal balance of the Company's debt. Management believes that Leverage can be one useful measure of a real estate operating company's long-term liquidity and balance sheet strength, because it shows an approximate relationship between a company's total debt and the current total market value of its assets based on the current price at which the company's common stock trades. Changes in Leverage also can influence changes in per share results. A calculation of Leverage as of December 31, 2006 is as follows (dollars in thousands):

Total debt	$ 2,828,508
Common stock	9,710,622
Preferred stock	100,000
Operating partnership units	18,851
Total debt	2,828,508
Total market capitalization	12,657,981
Debt as % of capitalization	22.3%

Because Leverage changes with fluctuations in the Company's stock price, which occurs regularly, the Company's Leverage may change even when the Company's earnings, interest and debt levels remain stable. Investors should also note that the net realizable value of the Company's assets in liquidation is not easily determinable and may differ substantially from the Company's Total Market Capitalization.

Multifamily Sector Average

The multifamily sector average is a weighted average based on Total Enterprise Value per SNL Financial. The weighted average for Total Shareholder Return, FFO per Share, and Common Dividend Growth per Share includes AEC, AIV, ASN, BRE, CPT, EQR, ESS, HME, MAA, PPS and UDR. The weighted average for Estimated NAV per Share Growth includes all companies under Green Street Advisors, Inc.'s coverage for which data is available during each of the time periods presented.

Net Operating Income (NOI)

Total property revenue less direct property operating expenses (including property taxes), and excludes corporate-level income (including management, development and other fees), corporate-level property management and other indirect operating expenses, investments and investment management, net interest expense, general and administrative expense, joint venture income, minority interest expense, depreciation expense, gain on sale of real estate assets and income from discontinued operations. The Company considers NOI to be an appropriate supplemental measure to net income of operating performance of a community or communities because it helps both investors and management to understand the core operations of a community or communities prior to the allocation of corporate-level property management overhead or general and administrative costs. This is more reflective of the operating performance of a community, and allows for an easier comparison of the operating performance of single assets or groups of assets. In addition, because prospective buyers of real estate have different overhead structures, with varying marginal impact to overhead by acquiring real estate, NOI is considered by many in the real estate industry to be a useful measure for determining the value of a real estate asset or groups of assets.

A reconciliation of NOI (from continuing operations) to net income is as follows:

	For the Year Ended		
(Dollars in thousands)	12-31-06	12-31-05	12-31-04
Net income	$ 278,399	$ 322,378	$ 219,745
Indirect operating expenses, net of corporate income	28,809	26,675	26,612
Investments and investment management	7,033	4,834	4,690
Interest expense, net	111,046	127,099	131,103
General and administrative expense	24,767	25,761	18,074
Equity in income of unconsolidated entities	(7,455)	(7,198)	(1,100)
Minority interest in consolidated partnerships	573	1,481	150
Venture partner interest in profit-sharing	—	—	1,178
Depreciation expense	162,896	158,822	151,991
Cumulative effect of change in accounting principle	—	—	(4,547)
Gain on sale of real estate assets	(110,930)	(199,766)	(122,425)
Income from discontinued operations	(1,148)	(14,942)	(21,134)
Net operating income	$ 493,990	$ 445,144	$ 404,337

NOI as reported by the Company does not include the operating results from discontinued operations (i.e., assets sold during the period January 1, 2005 through December 31, 2006). A reconciliation of NOI from communities sold to net income for these communities is as follows:

	For the Year Ended	
(Dollars in thousands)	12/31/2006	12/31/2005
Income from discontinued operations	$1,148	$14,942
Interest expense, net	—	—
Depreciation expense	—	3,241
NOI from discontinued operations	$1,148	$18,183
NOI from assets sold	$1,148	$18,183
NOI from assets held for sale	—	—
NOI from discontinued operations	$1,148	$18,183

Projected NOI

As used for certain Development and Redevelopment Communities and in calculating the Initial Year Market Cap Rate for dispositions, represents management's estimate, as of the date of this release (or as of the date of the buyer's valuation in the case of dispositions), of projected stabilized rental revenue minus projected stabilized operating expenses. For Development and Redevelopment Communities, Projected NOI is calculated based on the first year of Stabilized Operations, as defined below, following the completion of construction. In calculating the Initial Year Market Cap Rate, Projected NOI for dispositions is calculated for the first twelve months following the date of the buyer's valuation. Projected stabilized rental revenue represents management's estimate of projected gross potential (based on leased rents for occupied homes and Market Rents, as defined below, for vacant homes) minus projected economic vacancy and adjusted for concessions. Projected stabilized operating expenses do not include interest, income taxes (if any), depreciation or amortization, or any allocation of corporate-level property management overhead or general and administrative costs. The weighted average Projected NOI as a percentage of Total Capital Cost is weighted based on the Company's share of the Total Capital Cost of each community, based on its percentage ownership.

Management believes the projected NOI of the development and redevelopment communities, on an aggregated weighted average basis, assists investors in understanding Management's estimate of the likely impact on operations of the Development and Redevelopment Communities when the assets are complete and achieve stabililized occupancy (before allocation of any corporate-level property management overhead, general and administrative costs and interest expense). However, in this release the Company has not given a projection of NOI on a company-wide basis. Given the different dates and fiscal years for which NOI is projected for these communities, the projected allocation of corporate-level property management overhead, general and administrative costs and interest expense to communities under development or redevelopment is complex, impractical to develop, and may not be meaningful. Projected NOI of these communities is not a projection of the Company's overall financial performance or cash flow. There can be no assurance that the communities under development or redevelopment will achieve the Projected NOI as described in this Annual Report.

Same Store (Established) Communities

Identified by the Company as communities where a comparison of operating results from the prior year to the current year is meaningful, as these communities were owned and had Stabilized Operations, as defined below, as of the beginning of the prior year. Therefore, for 2006, Established Communities are consolidated communities that have Stabilized Operations as of January 1, 2005 and are not conducting or planning to conduct substantial redevelopment activities within the current year. Established Communities do not include communities that are currently held for sale or planned for disposition during the current year.

Total Capital Cost

Includes all capitalized costs projected to be or actually incurred to develop the respective Development or Redevelopment Community, or Development Right, including land acquisition costs, construction costs, real estate taxes, capitalized interest and loan fees, permits, professional fees, allocated development overhead and other regulatory fees, all as determined in accordance with GAAP. For Redevelopment Communities, Total Capital Cost excludes costs incurred prior to the start of redevelopment when indicated. With respect to communities where development or redevelopment was completed in a prior or the current period, Total Capital Cost reflects the actual cost incurred, plus any contingency estimate made by management. Total Capital Cost for communities identified as having joint venture ownership, either during construction or upon construction completion, represents the total projected joint venture contribution amount. For joint ventures not in construction, Total Capital Cost is equal to gross real estate cost.

Stabilized/Restabilized Operations

The earlier of (i) attainment of 95% physical occupancy or (ii) the one-year anniversary of completion of development or redevelopment.

Total Shareholder Return Graph

The stock performance graph provides a comparison, from December 2001 through December 2006, of the cumulative total shareholder return (assuming reinvestment of dividends) among the Company, the Standard & Poor's ("S&P") 500 index, and a peer group index composed of 22 publicly-traded apartment REITs, including the Company (the "NAREIT Apartment Index") based on an initial purchase price of $100. The NAREIT Apartment Index includes only REITs that invest directly or indirectly primarily in the equity ownership of multifamily residential apartment communities. Upon written request to the Company's Secretary, the Company will provide any stockholder with a list of REITs included in the NAREIT Apartment Index. The historical information set forth below is not necessarily indicative of future performance. Data for the NAREIT Aprtment Index and the S&P 500 Index were provided to the Company by NAREIT.

TOTAL SHAREHOLDER RETURN



$400
$300
$200
$100
$0
12/01
12/02
12/03
12/04
12/05
12/06
▲ AVB
● NAREIT Apt Index
■ S&P 500

Source: NAREIT Benchmarked at 12/01=$100

BOARD OF DIRECTORS

Bryce Blair (4)
Chairman and CEO
AvalonBay Communities, Inc.

Bruce A. Choate (2,4)
CEO and President
Watson Land Company

John J. Healy, Jr. (3,4)
Founder and CEO
Hyde Street Holdings, Inc.

Gilbert M. Meyer (4)
Founder and President
Greenbriar Homes Communities, Inc.

Timothy J. Naughton (4)
President
AvalonBay Communities

Lance R. Primis (1,4,5)
Managing Partner
Lance R. Primis and Partners, LLC

H. Jay Sarles (2,3)
Private Investor

Allan D. Schuster (2,4,5)
Private Investor

Amy P. Williams (2,3)
Private Investor

1 Lead Independent Director
2 Audit Committee
3 Compensation Committee
4 Investment and Finance Committee
5 Nominating and Corporate Governance

OFFICERS

Bryce Blair
Chairman and CEO

Timothy J. Naughton
President

Thomas J. Sargeant
Chief Financial Officer

Leo S. Horey
Executive Vice President
Operations

Charlene Rothkopf
Executive Vice President
Human Resources

David W. Bellman
Senior Vice President
Construction–National

Sean J. Breslin
Senior Vice President
Investments

Deborah A. Coombs
Senior Vice President
Operations–Northern CA,
Pacific NW

Jonathan B. Cox
Senior Vice President
Development–Mid-Atlantic, Mid-West

Lili F. Dunn
Senior Vice President
Investments

Frederick S. Harris
Senior Vice President
Development–NY

Dirk V. Herrman
Senior Vice President
Chief Marketing Officer

Joanne M. Lockridge
Senior Vice President
Finance and Assistant Treasurer

William M. McLaughlin
Senior Vice President
Development–MA, RI, CT, NJ

J. Richard Morris
Senior Vice President
Construction–National

Kevin P. O'Shea
Senior Vice President
Investment Management

Edward M. Schulman
Senior Vice President
General Counsel and Secretary

Lawrence A. Scott
Senior Vice President
Development–Southern CA

Bernard J. Ward
Senior Vice President
Operations–East Coast
and Mid-West

Stephen W. Wilson
Senior Vice President
Development–West Coast

Danyell D. Alders
Vice President
Operations–Southern CA

Trinity M. Blue
Vice President
Operations–Metro New York

Richard A. Borowski
Vice President
Construction–Mid-Atlantic
and Redevelopment

Shannon E. Brennan
Vice President
Operations–Mid-Atlantic

Alfred Brockunier III
Vice President
Construction–NY

Duane W. Carlson
Vice President
Construction–Northern CA

Darren R. Carrington
Vice President
Investments

Scott W. Dale
Vice President
Development–MA

Mark J. Forlenza
Vice President
Development–CT

Brian E. Fritz
Vice President
Development–Pacific NW

Karen A. Hollinger
Vice President
Operations

Scott R. Kinter
Vice President
Construction–Northeast

Ronald S. Ladell
Vice President
Development–NJ

Lyn C. Lansdale
Vice President
Strategic Business Services

Sarah K. Mathewson
Vice President
Operations–MA, RI

Janice A. Miner
Vice President
Operations–CT, NY

Christopher L. Payne
Vice President
Development–Southern CA

Walter A. Rebenson
Vice President
Development–Midwest

Michael J. Roberts
Vice President
Development–MA

Robert S. Salkowitz
Vice President
Construction–Southern California

Keri A. Shea
Vice President
Finance and Treasurer

Mona R. Stahling
Vice President
Operations

Matthew B. Whalen
Vice President
Development–Long Island

Phillip M. Wharton
Vice President
Development–NY

HEADQUARTERS

Washington, DC
2900 Eisenhower Avenue
Suite 300
Alexandria, VA 22314
Phone: (703) 329-6300
Fax: (703) 329-1459

REGIONAL OFFICES

Boston, MA
51 Sleeper Street
Suite 750
Boston, MA 02210
Phone: (617) 654-9500
Fax: (617) 654-9595

Chicago, IL
200 North Arlington Heights Road
Suite 15
Arlington Heights, IL 60004
Phone: (847) 342-0065
Fax: (847) 342-0075

Los Angeles, CA
16255 Ventura Boulevard
Suite 950
Encino, CA 91436
Phone: (818) 784-2800
Fax: (818) 784-2810

Long Island, NY
135 Pinelawn Road
Suite 130 South
Melville, NY 11747
Phone: (631) 843-0736
Fax: (631) 843-0737

Fairfield-New Haven, CT
1000 Bridgeport Avenue
Suite 258
Shelton, CT 06484
Phone: (203) 926-2300
Fax: (203) 926-2301

Newport Beach, CA
4440 Von Karman Avenue
Suite 300
Newport Beach, CA 92660
Phone: (949) 955-6200
Fax: (949) 955-6235

New York, NY
275 Seventh Avenue
25th Floor
New York, NY 10001
Phone: (212) 370-9269
Fax: (212) 370-1511

San Francisco, CA
400 Race Street
Suite 200
San Jose, CA 95126
Phone: (408) 983-1500
Fax: (408) 287-9167

Seattle, WA
11808 Northup Way
Suite W311
Bellevue, WA 98005
Phone: (425) 576-2100
Fax: (425) 576-8447

Woodbridge, NJ
Woodbridge Place
517 Route One South
Suite 5500
Iselin, NJ 08830
Phone: (732) 404-4800
Fax: (732) 283-9101

INVESTOR RELATIONS

Investor Relations
AvalonBay Communities, Inc.
2900 Eisenhower Avenue
Suite 300
Alexandria, VA 22314
Phone: (703) 329-6300 ext. 4747
ir@avalonbay.com

WEBSITE

www.avalonbay.com

TRANSFER AGENT

The Bank of New York
Shareholder Relations Department–12E
P.O. Box 11258
Church Street Station
New York, NY 10286
Phone: (800) 524-4458

INDEPENDENT AUDITORS

Ernst & Young, LLP
8484 Westpark Drive
McLean, VA 22102
Phone: (703) 747-1000

FORM 10-K

A copy of the Company's annual report on Form 10-K as filed with the Securities and Exchange Commission may be obtained without charge by contacting Investor Relations.

CEO AND CFO CERTIFICATIONS

In 2006, the Company's Chief Executive Officer provided to the New York Stock Exchange the Annual CEO Certification regarding the Company's compliance with the New York Stock Exchange's corporate governance listing standards. In addition, the Company's CEO and CFO filed with the Securities and Exchange Commission the certifications required by Sections 302 and 404 of the Sarbanes-Oxley Act of 2002 regarding the quality of the Company's public disclosures in its 2006 annual report on Form 10-K.

STOCK LISTINGS

NYSE–AVB

This Annual Report, including the Letter to Shareholders, contains "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Please see our discussion titled "Forward-Looking Statements" on page 32 of this report for a discussion regarding risks associated with these statements. Non-GAAP financial measures and other terms as used in this report are defined and reconciled beginning on page 63 in the section titled, "Definitions and Reconciliations of Non-GAAP Financial Measures and Other Terms."

GN: HEINEY & CRAIG, INC., SAN FRANCISCO

AvalonBay
COMMUNITIES, INC.

END

2900 Eisenhower Avenue
Suite 300 · Alexandria · VA · 22314
www.avalonbay.com